   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 22, 1999

                                                              FILE NO. 333-

                                                               FILE NO. 811-7337
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-6
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          /X/
                          PRE-EFFECTIVE AMENDMENT NO.                        / /
                        POST-EFFECTIVE AMENDMENT NO.                         / /
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      / /
                               AMENDMENT NO. 11                              /X/

                            ------------------------

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact Name of Trust)

                       PROTECTIVE LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             2801 HIGHWAY 280 SOUTH
                           BIRMINGHAM, ALABAMA 35223
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                                    COPY TO:

             NANCY KANE, ESQUIRE                         STEPHEN E. ROTH, ESQUIRE
           2801 Highway 280 South                     Sutherland Asbill & Brennan LLP
          Birmingham, Alabama 35223                   1275 Pennsylvania Avenue, N.W.
         (Name and Address of Agent                     Washington, D.C. 20004-2404
           for Service of Process)

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of the registration statement.

                     TITLE OF SECURITIES BEING REGISTERED:
     Interests in a separate account issued through variable life insurance policies.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), SHALL DETERMINE.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                       REGISTRATION STATEMENT ON FORM S-6
                             CROSS-REFERENCE SHEET

     SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY FORM N-8B-2

   FORM N-8B-2
     ITEM NO.       CAPTION IN PROSPECTUS
------------------  -------------------------------------------------------------------------------------------
         1          Cover Page

         2          Cover Page

         3          Inapplicable

         4          Sale of the Policies

         5          Protective Variable Life Separate Account

         6          Protective Variable Life Separate Account

         7          Inapplicable

         8          Inapplicable

         9          Legal Matters

        10(a)       The Policy

        10(b)       The Policy

        10(c)       Surrender Privilege; Withdrawal Privilege; Policy Loans; Settlement Options

        10(d)       Cancellation Privilege; Exchange Privilege; Withdrawal Privilege; Policy Loans; Settlement
                    Options

        10(e)       Policy Lapse and Reinstatement

        10(f)       Voting Rights

        10(g),(h)   Other Investors in the Funds; Addition, Deletion and Substitution of Investments; Voting
                    Rights; Purchasing a Policy; Changes in the Policy or Benefits

        10(i)       Other Policy Benefits and Provisions; Death Benefit Proceeds; Settlement Options; The Fixed
                    Account; Maturity Benefits; Limits on the Right to Contest the Policy; Suspension or Delay
                    of Payments; Arbitration; Supplemental Benefits and/or Riders; Tax Considerations

        11          The Funds

        12          The Funds

        13          Charges and Deductions; Sale of the Policies; Illustrations of Policy Values, Surrender
                    Values, Death Benefits and Accumulated Premiums

        14          Purchasing a Policy; Cancellation Privilege; Premium Payments; Net Premium Allocations;

        15          Purchasing a Policy; Cancellation Privilege; Premium Payments; Net Premium Allocations;

        16          The Funds

        17          Captions referenced under Items 10(c), (d), and (e) above

        18          Protective Variable Life Separate Account; The Funds; Calculation of Policy Values; Tax
                    Considerations

        19          Voting Rights; Reports to Policy Owners; Sale of the Policies

        20          Captions referenced under Items 6 and 10(g) above

        21          Policy Loans

   FORM N-8B-2
     ITEM NO.       CAPTION IN PROSPECTUS
------------------  -------------------------------------------------------------------------------------------
        22          Protective Variable Life Separate Account; Financial Statements

        23          Inapplicable

        24          Protective Life Directors and Executive Officers; State Regulation

        25          Protective Life Insurance Company

        26          Charges and Deductions

        27          Protective Life Insurance Company

        28          Protective Life Directors and Executive Officers

        29          Protective Life Insurance Company

        30          Inapplicable

        31          Inapplicable

        32          Inapplicable

        33          Inapplicable

        34          Sale of the Policies

        35          Protective Life Insurance Company

        36          Inapplicable

        37          Inapplicable

        38          Sale of the Policies

        39          Sale of the Policies

        40          Sale of the Policies

        41(a)       Sale of the Policies

        42          Inapplicable

        43          Inapplicable

        44(a)       Calculation of Policy Values; Premium Payments; Charges and Deductions

        44(b)       Charges and Deductions

        44(c)       Charges and Deductions

        45          Inapplicable

        46          Calculation of Policy Values; Surrender Privilege; Withdrawal Privilege; Charges and
                    Deductions; Illustrations of Policy Values, Surrender Values, Death Benefits and
                    Accumulated Premiums

        47          Inapplicable

        48          Inapplicable

        49          Inapplicable

        50          Inapplicable

        51          Summary and Diagram of the Policy; The Policy; Policy Benefits

        52          Addition, Deletion and Substitution of Investments

        53          Tax Considerations

        54          Inapplicable

        55          Inapplicable

        56          Inapplicable

        57          Inapplicable

        58          Inapplicable

        59          Financial Statements

PROSPECTUS

                       P R O T E C T I V E L O W L O A D

--------------------------------------------------------------------------------

                  Issued by: PROTECTIVE LIFE INSURANCE COMPANY

                             2801 Highway 280 South

                           Birmingham, Alabama 35223

                            Telephone (800) 866-3555
--------------------------------------------------------------------------------

    This prospectus describes an individual flexible premium variable and fixed life insurance policy (the "Policy") offered by Protective Life Insurance Company ("Protective Life"). The Policy is designed to provide insurance protection on the life of the Insured named in the Policy, and at the same time provide the Owner with the flexibility to vary the amount and timing of premium payments and, within certain limits, to change the amount of death benefits payable under the Policy. This flexibility permits the purchaser of the policy (the "Owner") to provide for changing insurance needs with a single insurance policy. This Policy may not be available in all jurisdictions.

    The Owner may, within limits, allocate Net Premium payments and Policy Value to one or more Sub-Accounts of the Protective Variable Life Separate Account (the "Variable Account") and Protective Life's general account (the "Fixed Account"). Discussions of values under the Policy in this prospectus generally relate only to the values allocated to the Variable Account. The assets of each Sub-Account of the Variable Account are invested in a corresponding investment portfolio (each, a "Fund") of Protective Investment Company, Oppenheimer Variable Account Funds, MFS-Registered Trademark- Variable Insurance Trust, Calvert Variable Series, Inc. and Van Eck Worldwide Insurance Trust.

    The prospectuses for the Funds describe the investment objective(s) and risks of investing in the Sub-Account corresponding to each. The Owner bears the entire investment risk for Policy Value allocated to a Sub-Account. Consequently, except as to Policy Value allocated to the Fixed Account, the Policy has no guaranteed minimum Surrender Value.

    It may not be advantageous to replace existing insurance with this Policy. Within certain limits, you may return the Policy, or convert it to a Policy that provides benefits that do not vary with the investment results of a separate account by exercising the Special Transfer Right.

    POLICIES (EXCEPT FOR POLICIES ISSUED IN CERTAIN STATES) INCLUDE AN ARBITRATION PROVISION THAT MANDATES RESOLUTION OF ALL DISPUTES ARISING UNDER THE POLICY THROUGH BINDING ARBITRATION. THIS PROVISION IS INTENDED TO RESTRICT AN OWNER'S ABILITY TO LITIGATE SUCH DISPUTES. SEE "ARBITRATION".

    Please read this prospectus and the prospectus for each of the Funds carefully and retain copies for future reference. This prospectus must be accompanied or preceded by the current prospectus for each of the Funds.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   The date of this Prospectus is     , 1999

                              PROSPECTUS CONTENTS

                                                                         PAGE
                                                                        ------
DEFINITIONS...........................................................    4
SUMMARY AND DIAGRAM OF THE POLICY.....................................    5
EXPENSE TABLES........................................................    8
GENERAL INFORMATION ABOUT PROTECTIVE LIFE, THE VARIABLE ACCOUNT AND
 THE FUNDS............................................................   10
  Protective Life Insurance Company...................................   10
  Protective Variable Life Separate Account...........................   10
  The Funds...........................................................   11
    - The PIC Funds...................................................   11
    - The MFS Funds...................................................   12
    - The Oppenheimer Funds...........................................   12
    - The Calvert Funds...............................................   12
    - The Van Eck Funds...............................................   13
  Other Investors in the Funds........................................   14
  Addition, Deletion or Substitution of Investments...................   14
  Voting Rights.......................................................   15
THE POLICY............................................................   15
  Purchasing a Policy.................................................   15
  Cancellation Privilege..............................................   16
  Premiums............................................................   16
    - Minimum Initial Premium.........................................   16
    - Planned Periodic Premium........................................   17
    - Unscheduled Premiums............................................   17
    - Premium Limitations.............................................   17
    - No-Lapse Guarantee..............................................   17
    - Premium Payments Upon Increase in Face Amount...................   18
  Premium Allocations.................................................   18
  Policy Lapse and Reinstatement......................................   18
    - Lapse...........................................................   18
    - Reinstatement...................................................   19
CALCULATION OF POLICY VALUES..........................................   19
  Variable Account Value..............................................   19
    - Determination of Units..........................................   19
    - Determination of Unit Value.....................................   19
    - Net Investment Factor...........................................   19
  Fixed Account Value.................................................   20
POLICY BENEFITS.......................................................   20
  Transfers of Policy Values..........................................   20
    - General.........................................................   20
    - Telephone Transfers.............................................   20
    - Reservation of Rights...........................................   20
    - Dollar-Cost Averaging...........................................   20
    - Portfolio Rebalancing...........................................   21
  Surrender Privilege.................................................   21
  Withdrawal Privilege................................................   22
  Policy Loans........................................................   22
    - General.........................................................   22
    - Loan Collateral.................................................   22
    - Loan Repayment..................................................   22
    - Interest........................................................   23

                                                                         PAGE
                                                                        ------
    - Non-Payment of Policy Loan......................................   23
    - Effect of a Policy Loan.........................................   23
  Death Benefit Proceeds..............................................   23
    - Calculation of Death Benefit Proceeds...........................   24
    - Death Benefit Options...........................................   24
    - Changing the Death Benefit Option...............................   24
    - Changing the Face Amount........................................   24
    - Additional Coverage from Term Rider for Covered Insured
     ("CIR")..........................................................   25
  Settlement Options..................................................   26
    - Minimum Amounts.................................................   26
    - Other Requirements..............................................   26
THE FIXED ACCOUNT.....................................................   26
  The Fixed Account...................................................   27
  Interest Credited on Fixed Account Value............................   27
  Payments from the Fixed Account.....................................   27
CHARGES AND DEDUCTIONS................................................   27
  Monthly Deduction...................................................   27
    - Cost of Insurance Charge........................................   28
    - Cost of Insurance Charge under a CIR............................   29
    - Legal Considerations Relating to Sex -- Distinct Premium
     Payments and Benefits............................................   29
    - Monthly Administration Fee......................................   29
    - Supplemental Rider Charges......................................   29
    - Mortality and Expense Risk Charge...............................   29
  Transfer Fee........................................................   29
  Withdrawal Charge...................................................   29
  Fund Expenses.......................................................   30
EXCHANGE PRIVILEGE....................................................   30
  Effect of the Exchange Offer........................................   31
    - Tax Considerations..............................................   32
    - Sales Commissions...............................................   32
ILLUSTRATIONS OF POLICY VALUES, SURRENDER VALUES, DEATH BENEFITS AND
 ACCUMULATED
 PREMIUMS.............................................................   32
OTHER POLICY BENEFITS AND PROVISIONS..................................   42
  Limits on Rights to Contest the Policy..............................   42
    - Incontestability................................................   42
    - Suicide Exclusion...............................................   42
  Changes in the Policy or Benefits...................................   42
    - Misstatement of Age or Sex......................................   42
    - Other Changes...................................................   42
  Suspension or Delay of Payments.....................................   42
  Reports to Policy Owners............................................   42
  Assignment..........................................................   43
  Arbitration.........................................................   43
  Supplemental Riders.................................................   43
    - Children's Term Life Insurance Rider............................   43
    - Accidental Death Benefit Rider..................................   43
    - Disability Benefit Rider........................................   43
    - Guaranteed Insurability Rider...................................   43
    - Protected Insurability Benefit Rider............................   43

                                                                         PAGE
                                                                        ------
    - Term Rider for Covered Insured..................................   44
  Reinsurance.........................................................   44
USES OF THE POLICY....................................................   44
TAX CONSIDERATIONS....................................................   44
  Introduction........................................................   44
  Tax Status of Protective Life.......................................   45
  Taxation of Life Insurance Policies.................................   45
    - Tax Status of the Policy........................................   45
     -- Diversification Requirements..................................   45
     -- Ownership Treatment...........................................   45
    - Tax Treatment of Life Insurance Death Benefit Proceeds..........   46
    - Tax Deferral During Accumulation Period.........................   46
    - Policies Not Owned by Individuals...............................   46
    - Policies Which Are Not MEC's....................................   47
     -- Tax Treatment of Withdrawals Generally........................   47
     -- Certain Distributions Required by the Tax Law in the First 15
     Policy Years.....................................................   47
     -- Tax Treatment of Loans........................................   47
    - Policies Which Are MEC's........................................   47
     -- Characterization of a Policy as a MEC.........................   47
     -- Tax Treatment of Withdrawals, Loans, Assignments and Pledges
     under MECs.......................................................   48
     -- Penalty Tax...................................................   48
     -- Aggregation of Policies.......................................   48
    - Actions to Ensure Compliance with the Tax Law...................   48
    - Other Considerations............................................   48
  Federal Income Tax Withholding......................................   48
OTHER INFORMATION ABOUT THE POLICIES AND PROTECTIVE LIFE..............   49
  Sale of the Policies................................................   49
  Corporate Purchasers................................................   49
  Protective Life Directors and Executive Officers....................   49
  State Regulation....................................................   51
  Additional Information..............................................   51
  Preparation for Year 2000...........................................   51
  Independent Public Accountants......................................   52
  Experts.............................................................   52
  Legal Matters.......................................................   52
  Financial Statements................................................   52
APPENDICES
  A-Examples of Death Benefit Options.................................  A-1

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE.

                                  DEFINITIONS

"We", "us", "our", "Protective Life", and "Company" refer to Protective Life Insurance Company. "You" and "your" refer to the person(s) who have been issued a Policy.

ATTAINED AGE -- The Insured's age as of the nearest birthday on the Policy Effective Date, plus the number of complete Policy Years since the Policy Effective Date.

CANCELLATION PERIOD -- Period shown in the Policy during which the Owner may exercise the cancellation privilege and return the Policy for a refund.

CIR -- Optional Term Rider for Covered Insured.

DEATH BENEFIT -- The amount of insurance provided under the Policy determined by the Death Benefit Option. The amount payable on the death of the Insured will be reduced by any outstanding Policy Debt and any unpaid Monthly Deductions.

DEATH BENEFIT OPTION -- One of two options that an Owner may select for the computation of Death Benefit Proceeds. Face Amount (Option 1), or Face Amount Plus Policy Value (Option 2).

DEATH BENEFIT PROCEEDS -- The amount payable to the Beneficiary if the Insured dies while the Policy is in force and is equal to the Death Benefit plus any death benefit under any rider to the Policy less any Policy Debt less unpaid monthly deductions if the Insured dies during a grace period.

FACE AMOUNT -- A dollar amount selected by the Owner and shown in the Policy.

FIXED ACCOUNT -- Part of Protective Life's General Account to which Policy Value may be transferred or Net Premiums allocated under a Policy.

FIXED ACCOUNT VALUE -- The Policy Value in the Fixed Account.

FUND -- A separate investment portfolio of an open-end management investment company or unit investment trust in which a Sub-Account invests.

HOME OFFICE -- 2801 Highway 280 South, Birmingham, Alabama 35223.

INITIAL FACE AMOUNT -- The Face Amount on the Policy Effective Date.

INSURED -- The person whose life is covered by the Policy.

ISSUE AGE -- The Insured's age as of the nearest birthday on the Policy Effective Date.

ISSUE DATE -- The date the Policy is issued.

LAPSE -- Termination of the Policy at the expiration of the grace period while the Insured is still living.

LOAN ACCOUNT -- An account within Protective Life's general account to which Fixed Account Value and/or Variable Account Value is transferred as collateral for Policy loans.

MINIMUM MONTHLY PREMIUM -- For Policies issued on Insured's Issue Age up to 75, the cumulative minimum amount of premium payments that must be paid in order for the No-Lapse Guarantee to remain in effect.

MONTHLY ANNIVERSARY DAY -- The same day in each month as the Policy Effective Date.

MONTHLY DEDUCTION -- The fees and charges deducted monthly from the Policy Value and/or Variable Account Value as described on the Policy Specifications Page of the Policy.

POLICY ANNIVERSARY -- The same day and month in each Policy Year as the Policy Effective Date in each year the Policy remains in effect.

POLICY DEBT -- The sum of all outstanding policy loans plus accrued interest.

POLICY EFFECTIVE DATE -- The date shown in the Policy as of which coverage under the Policy begins.

POLICY VALUE -- The sum of the Variable Account Value, the Fixed Account Value, and the Loan Account Value.

POLICY YEAR -- Each period of twelve months commencing with the Policy Effective Date and each Policy Anniversary thereafter.

SUB-ACCOUNT -- A separate division of the Variable Account established to invest in a particular Fund.

SUB-ACCOUNT VALUE -- The Policy Value in a Sub-Account.

SURRENDER VALUE -- The Policy Value minus any outstanding Policy Debt.

VALUATION DAY -- Each day the New York Stock Exchange and the Home Office is open for business except for a day that a Sub-Account's corresponding Fund does not value its shares.

VALUATION PERIOD -- The period commencing with the close of regular trading on the New York Stock Exchange on any Valuation Day and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Day.

VARIABLE ACCOUNT -- Protective Variable Life Separate Account, a separate investment account of Protective Life into which Net Premiums may be allocated.

VARIABLE ACCOUNT VALUE -- The sum of all Sub-Account Values.

                       SUMMARY AND DIAGRAM OF THE POLICY

    THE FOLLOWING SUMMARY OF PROSPECTUS INFORMATION AND DIAGRAM OF THE POLICY SHOULD BE READ IN CONJUNCTION WITH THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE DESCRIPTION OF THE POLICY IN THIS PROSPECTUS ASSUMES THAT THE POLICY IS IN FORCE AND THERE IS NO OUTSTANDING POLICY DEBT.

    PURPOSE OF THE POLICY. The Policy is designed to be a long-term investment providing insurance benefits. A prospective Owner should consider the Policy in conjunction with other insurance policies he or she may own, as well as their need for insurance and the Policy's long-term investment potential. It may not be advantageous to replace existing insurance coverage with the Policy. In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Policy illustrations (see below).

    COMPARISON WITH UNIVERSAL LIFE INSURANCE. The Policy is similar in many ways to fixed-benefit life insurance. As with fixed-benefit life insurance: the Owner of a Policy pays premiums for insurance coverage on the person insured; the Policy provides for accumulation of a Surrender Value which is payable if the Policy is surrendered during the Insured's lifetime; and the Surrender Value during the early Policy Years is likely to be substantially lower than the aggregate premiums paid. However, the Policy differs from fixed-benefit life insurance in several important respects. Unlike fixed-benefit life insurance, the Death Benefit may and the Policy Value will increase or decrease to reflect the investment performance of any Sub-Accounts to which Policy Value is allocated. Also, unless the entire Policy Value is allocated to the Fixed Account, there is no guaranteed minimum Surrender Value. If Policy Value is insufficient to pay charges due, then, after a grace period, the Policy will lapse without value. See "Policy Lapse and Reinstatement". However, Protective Life guarantees that the Policy will remain in force during the first 5 Policy Years, as long as certain requirements related to the Minimum Monthly Premium have been met. See "Premium -- No-Lapse Guarantee," and "Policy Loans". If a Policy lapses while loans are outstanding, certain amounts may become subject to income tax and a 10% penalty tax. See "Tax Considerations".

    DEATH BENEFIT OPTIONS.  Two Death Benefit options are available under the
Policy: a level death benefit ("Option 1") and a variable death benefit ("Option 2"). Protective Life guarantees that the Death Benefit Proceeds will never be less than the Face Amount of insurance (less any outstanding Policy Debt and past due charges) as long as sufficient premiums are paid to keep the Policy in force. The Policy provides for a Surrender Value that can be obtained by surrendering the Policy. The Policy also permits loans and withdrawals, within limits.

    ILLUSTRATIONS. Illustrations in this prospectus or used in connection with the purchase of a Policy are based on HYPOTHETICAL rates of return. THESE RATES ARE NOT GUARANTEED. They are illustrative only and SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. Actual rates of return may be higher or lower than those reflected in Policy illustrations, and therefore, actual Policy values will be different from those illustrated.

    TAX CONSIDERATIONS. Protective Life intends for the Policy to satisfy the definition of a life insurance contract under Section 7702 of the Internal Revenue Code of 1986, as amended. A Policy may be a "modified endowment contract" under federal tax law depending upon the amount of Premium Payments made in relation to the Death Benefit provided under the Policy. Protective Life will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a modified endowment contract. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see "Tax Considerations".

    CANCELLATION PRIVILEGE. For a limited time after the Policy is issued, you have the right to cancel your Policy and receive a refund. (See "Cancellation Privilege"). In certain states, until the end of this "Cancellation Period," Protective Life reserves the right to allocate premium payments to the Sub-

Account investing in the Oppenheimer Money Fund or to the Fixed Account. (See "Premium Allocations").

    OWNER INQUIRIES. If you have any questions, you may write or call Protective Life's Home Office at 2801 Highway 280 South, Birmingham, Alabama 35223, 1-800-265-1545.

    AN INVESTMENT IN THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE POLICY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE POLICY INVOLVES CERTAIN RISKS, INCLUDING THE LOSS OF PREMIUM PAYMENTS (PRINCIPAL).

                               DIAGRAM OF POLICY

                                 PREMIUM PAYMENTS

  - You select a payment plan but are not required to pay premiums according to the plan. You can vary the amount and frequency and can skip planned premium payments. See "Premiums" pages 16 and 17 for rules and limits.

  - The Policy's minimum initial premium and planned premium payments depend on the Insured's age, sex and underwriting class, Face Amount selected, and any supplemental riders.

  - Unscheduled premium payments may be made, within limits. See page 17.

  - Under certain circumstances, extra premiums may be required to prevent lapse. See "Policy Lapse and Reinstatement" page 18.

                          ALLOCATION OF PREMIUM PAYMENTS

  - You direct the allocation of premium among 23 Sub-Accounts and the Fixed Account. See page 18 for rules and limits on premium allocations.

  - The Sub-Accounts invest in corresponding Funds. See pages 10 through 13. Funds available are the PIC Funds, the Oppenheimer Funds, the MFS Funds, the Calvert Funds and the Van Eck Funds.

  - Interest is credited on amounts allocated to the Fixed Account at a rate determined by Protective Life, but not less than an annual effective rate of 4%. See pages 27 and 28 for rules and limits on Fixed Account allocations.

                           DEDUCTIONS FROM POLICY VALUE

  - Monthly Deduction for cost of insurance, administration fees, mortality and expense risk charges and charges for any supplemental rider. Administration fees are $3.00 per month. Monthly mortality and expense risk charges are currently equal to .062% multiplied by the Variable Account Value (which is equivalent to an annual rate of approximately 0.75% of such amount) during Policy Years 1 through 10 and .021% multiplied by the Variable Account Value (which is equivalent to an annual rate of approximately 0.25%) in Policy Years 11 and thereafter. The guaranteed monthly mortality and expense risk charge is .075% multiplied by the Variable Account Value (which is equivalent to an annual rate of approximately 0.90%) on all years. The mortality and expense risk charge is not deducted from Fixed Account. See "Monthly Deduction" pages 27 through 29.

                              DEDUCTIONS FROM ASSETS

  - Investment advisory fees and fund operating expenses are also deducted from the assets of each Fund. See page 31.

                                   POLICY VALUE

  - Is the amount in the Sub-Accounts and in the Fixed Account credited to your Policy plus the value held in the general account to secure the Policy Debt.

  - Varies from day to day to reflect Sub-Account investment experience, interest credited on any Fixed Account allocations, charges deducted and any other Policy transactions (such as Policy loans, transfers and withdrawals). See "Calculation of Policy Value" pages 18 and 19. There is no minimum guaranteed Policy Value. The Policy may lapse if the Policy Value is insufficient to cover a Monthly Deduction due. See page 18.

  - Can be transferred between and among the Sub-Accounts and the Fixed Account. A transfer fee of $25 may apply if more than 12 transfers are made in a Policy Year. See pages 20 and 21 for rules and limits. Policy loans reduce the amount available for allocations and transfers.

  - Is the starting point for calculating certain values under a Policy, such as the Cash Value, Surrender Value, and the Death Benefit used to determine Death Benefit Proceeds.

             CASH BENEFITS                    DEATH BENEFITS
- After the first Policy Year, loans may be   - Available as lump sum or under a variety
  taken for amounts up to 90% of Surrender    of Settlement Options.
  Value, at an effective annual interest      - The minimum Face Amount is $250,000.
  rate of 6.0% during the first 10 Policy     - Two Death Benefit Options are available:
Years and currently 4.00% thereafter. See       Option 1, equal to the Face Amount, and
  "Policy Loans" pages 22 and 23 for rules      Option 2, equal to the Face Amount plus
  and limits.                                   Policy Value. See page 24.
- After the first Policy Year, withdrawals    - Flexibility to change the Death Benefit
  generally can be made provided there is     Option and Face Amount. See pages 24 and 25
  sufficient remaining Surrender Value. A       for rules and limits.
  withdrawal charge of the lesser of $25 or   - The No-Lapse Guarantee keeps the Policy in
  2% of the withdrawal amount requested will    force regardless of the sufficiency of
  apply to each withdrawal. See "Withdrawal     Surrender Value so long as cumulative
  Privilege" page 22 for rules and limits.      premiums paid on the Policy, less any
- The Policy may be surrendered in full at      withdrawals and Policy Debt, are at least
  any time for its Surrender Value.             equal to the Minimum Monthly Premium. See
- A variety of Settlement Options are           "No-Lapse Guarantee" page 17.
  available. See page 26.                     - Supplemental riders may be available. See
                                                pages 43 and 44.

                                 EXPENSE TABLES

    The Sub-Accounts invest in corresponding Funds. (See "The Funds" pages 10-13.) The current Funds available and the investment advisory fees and other expenses are as follows:

ANNUAL FUND EXPENSES
  (AS PERCENTAGE OF AVERAGE NET ASSETS)

                                                                MANAGEMENT           OTHER             TOTAL ANNUAL
                                                                (ADVISORY)      EXPENSES AFTER         FUND EXPENSES
                                                                   FEES          REIMBURSEMENT    (AFTER REIMBURSEMENTS)
                                                              ---------------  -----------------  -----------------------
PIC FUNDS (1)
  International Equity Fund.................................              %                 %                     %
  Small Cap Value Fund......................................              %                 %                     %
  Capital Growth Fund.......................................              %                 %                     %
  CORE U.S. Equity Fund.....................................              %                 %                     %
  Growth & Income Fund......................................              %                 %                     %
  Global Income Fund........................................              %                 %                     %
MFS INVESTMENT MANAGEMENT-REGISTERED TRADEMARK- (MFS) FUNDS
 (2)(3)
  New Discovery Series......................................              %                 %                     %
  Emerging Growth Series....................................              %                 %                     %
  Research Series...........................................              %                 %                     %
  Growth With Income Series.................................              %                 %                     %
  Utilities Series..........................................              %                 %                     %
  Total Return Series.......................................              %                 %                     %
OPPENHEIMERFUNDS
  Aggressive Growth Fund....................................              %                 %                     %
  Global Securities Fund....................................              %                 %                     %
  Growth Fund...............................................              %                 %                     %
  Growth & Income Fund......................................              %                 %                     %
  High Income Fund..........................................              %                 %                     %
  Strategic Bond Fund.......................................              %                 %                     %
  Money Fund................................................              %                 %                     %
CALVERT FUNDS (4)
  Social Small Cap Growth Portfolio.........................              %                 %                     %
  Social Balanced Portfolio.................................              %                 %                     %
VAN ECK FUNDS (5)
  Worldwide Hard Assets Fund................................              %                 %                     %
  Worldwide Real Estate Fund................................              %                 %                     %

------------------------

(1) The annual expenses listed for all of the PIC Funds are net of certain reimbursements by PIC's investment manager. (See "The Funds".) Absent the reimbursements, total expenses for the period ended December 31, 1998 were:
    CORE U.S. Equity Fund    %, Small Cap Value Fund    %, International Equity
    Fund    %, Growth and Income Fund    %, Capital Growth Fund    %, and Global
    Income Fund    %. PIC's investment manager has voluntarily agreed to
    reimburse certain of each Fund's expenses in excess of its management fees. Although this reimbursement may be ended on 120 days notice to PIC, the investment manager has no present intention of doing so.

(2) The annual expenses for the MFS Funds are net of certain adjustments made to reflect the effects of the 1.00% expense cap for the current and prior periods. Absent the adjustments, the Fund expenses for the period ending
    December 31, 1998 were: MFS Research Series    %, MFS

    Emerging Growth Series    %, MFS Growth with Income Series    %, and MFS
    Total Return Series    %.

(3) Each Series has an expense offset arrangement which reduces the Series' custodian based fee based on the amount of cash maintained by the Series with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Series' expenses). Any such fee reductions are not reflected under "Other Expenses."

(4) Management Fees includes for Calvert Social Balanced a performance adjustment, which depending on performance, could cause the fee to be as high as 0.85% or as low as 0.55%. The Calvert Social Small Cap Growth expenses have been restated to reflect the lower advisory fee and administrative services fee. "Other Expenses" reflect an indirect fee. Net fund operating expenses after reductions for fees paid indirectly (again,
    restated) would be    % for Calvert Social Balanced and    % for Calvert
    Social Small Cap Growth. Management Fees for Calvert Social Small Cap Growth include an administrative service fee of 0.10% paid to the Advisor's affiliate.

(5) The annual expenses listed for both of the Van Eck Funds are net of certain arrangements. The gross expense ratio for the Worldwide Hard Assets Fund for
    the year ended December 31, 1998 was    % which reflects an expense offset
    arrangement that reduces the custodian based fee based on amounts left on deposit with the custodian. The gross annualized expense ratio for the
    Worldwide Real Estate Fund for the year ended December 31, 1998 was    %.
    Van Eck Associates Corp. (the "Adviser") agreed to assume all expenses, excluding brokerage commissions, and foreign tax and interest expenses, for the fiscal year of 1998. [The Adviser also agreed to assume all expenses for the period January 1, 1998 through February 28, 1998 excluding brokerage commissions, and foreign tax and interest expenses. For the period March 1, 1998 through December 31, 1998 the Adviser agreed to assume expenses exceeding 1% of average daily net assets, excluding brokerage commissions, and foreign tax and interest expenses.]

    The above tables are intended to assist the owner in understanding the costs and expenses that he or she will bear directly or indirectly. The tables reflect the expenses for the Account and reflect the investment management fees and other expenses and total expenses for each Fund for the period January 1, 1998 to December 31, 1998. For a more complete description of the various costs and expenses see "Charges and Deductions" and the prospectus for each of the Funds, which accompany this prospectus.

                   GENERAL INFORMATION ABOUT PROTECTIVE LIFE,
                       THE VARIABLE ACCOUNT AND THE FUNDS

PROTECTIVE LIFE INSURANCE COMPANY

    Protective Life is a Tennessee stock life insurance company. Founded in 1907, Protective Life offers individual life and health insurance, annuities, group life and health insurance, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 1998, Protective Life had total assets of approximately $ - billion. Protective Life is the principal operating subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had consolidated assets of approximately $ - billion at December 31, 1998.

PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

    Protective Variable Life Separate Account is a separate investment account of Protective Life established under Tennessee law by the board of directors of Protective Life on February 22, 1995. The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and is a "separate account" within the meaning of the federal securities laws. This registration does not involve supervision by the SEC of the management or investment policies of practices or the Variable Account.

    Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's General Account. Assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business that Protective Life conducts. Protective Life may transfer to its General Account any assets of the Variable Account which exceed the reserves and other contract liabilities of the Variable Account (which always are at least equal to the aggregate Surrender Values under the Policies). Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the reserves and other contract liabilities related to the Policies. Protective Life is obligated to pay all benefits provided under the Policies.

    The Variable Account is divided into Sub-Accounts. The income, gains or losses, whether or not realized, from the assets of each Sub-Account are credited to or charged against that Sub-Account without regard to any other income, gains or losses of Protective Life. Each Sub-Account invests exclusively in shares of a corresponding Fund. Therefore, the investment experience of your Policy depends on the experience of the Sub-Accounts you select. In the future, the Variable Account may include other Sub-Accounts that are not available under the Policies and are not otherwise discussed in this Prospectus.

    Currently, twenty-three Sub-Accounts of the Variable Account are available under the Policies: PIC International Equity; PIC Small Cap Value; PIC Capital Growth; PIC CORE U.S. Equity; PIC Growth and Income; PIC Global Income; MFS New Discovery; MFS Emerging Growth; MFS Research; MFS Growth With Income; MFS Utilities; MFS Total Return; OppenheimerFunds Aggressive Growth; OppenheimerFunds Global Securities: OppenheimerFunds Growth; OppenheimerFunds Growth & Income; OppenheimerFunds High Income; OppenheimerFunds Strategic Bond; OppenheimerFunds Money Fund; Calvert Social Small Cap Growth; Calvert Social Balanced; Van Eck Worldwide Hard Assets; and Van Eck Worldwide Real Estate.

THE FUNDS

    Each Sub-Account invests in a corresponding Fund. Each Fund is an investment portfolio of one of the following investment companies: PIC (the "PIC Funds") managed by Protective Investment Advisors, Inc. (formerly Investment Distributions Advisory Services, Inc.) and subadvised by Goldman Sachs Asset Management or Goldman Sachs Asset Management International; Oppenheimer Variable Account Funds (the "Oppenheimer Funds") managed by OppenheimerFunds, Inc.; MFS Variable Insurance Trust (the "MFS Funds") managed by Massachusetts Financial Services Company; Calvert Variable Series, Inc. (the "Calvert Funds") managed by Calvert Asset Management Company, Inc.; or Van Eck Worldwide Insurance Trust (the "Van Eck Funds") managed by Van Eck Associates Corporation. Shares of these Funds are offered only to: (1) the Variable Account, (2) other separate accounts of Protective Life supporting variable annuity contracts or variable life insurance policies, (3) separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies, and
(4) certain qualified retirement plans. Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

    There is no guarantee that any Fund will meet its investment objectives. Please refer to the prospectus for each of the Funds you are considering for more information.

    PIC FUNDS

        PIC INTERNATIONAL EQUITY FUND. This Fund seeks long-term capital appreciation. This Fund will pursue its objective by investing, substantially all, and at least 65% of total assets in equity and equity-related securities of companies that are organized outside the United States or whose securities are primarily traded outside the United States.

        PIC SMALL CAP VALUE FUND. This Fund seeks long-term capital growth. This Fund will pursue its objective by investing, under normal circumstances, at least 65% of its total assets in equity securities of companies with public stock market capitalizations of $1 billion or less at the time of investment.

        PIC CAPITAL GROWTH FUND. This Fund seeks long-term capital growth. The Fund will pursue its objective by investing, under normal circumstances, at least 90% of its total assets in a diversified portfolio of equity securities having long-term capital appreciation potential.

        PIC CORE U.S. EQUITY FUND. This Fund seeks a total return consisting of capital appreciation plus dividend income. This Fund will pursue its objective by investing, under normal circumstances, at least 90% of its total assets in equity securities selected using both fundamental research and a variety of quantitative techniques in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the S&P 500 Index.

        PIC GROWTH AND INCOME FUND. This Fund seeks long-term growth of capital and growth of income. This Fund will pursue its objectives by investing, under normal circumstances, at least 65% of its total assets in equity securities having favorable prospects of capital appreciation and/or dividend paying ability.

        PIC GLOBAL INCOME FUND. This Fund seeks high total return, emphasizing current income and, to a lesser extent, providing opportunities for capital appreciation. This Fund will pursue its objectives by investing primarily in high quality fixed-income securities of U.S. and foreign issuers and through foreign currency transactions.

    MFS FUNDS

        MFS NEW DISCOVERY SERIES. This Fund seeks to provide capital appreciation.

        MFS EMERGING GROWTH SERIES. This Fund seeks to provide long-term growth of capital.

        MFS RESEARCH SERIES. This Fund seeks to provide long-term growth of capital and future income.

        MFS GROWTH WITH INCOME SERIES. This Fund seeks to provide reasonable current income and long-term growth of capital and income.

        MFS UTILITIES SERIES. This Fund seeks to provide capital growth and current income.

        MFS TOTAL RETURN SERIES. This Fund seeks primarily to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income.

    OPPENHEIMERFUNDS

        AGGRESSIVE GROWTH FUND. This Fund seeks to achieve capital appreciation by investing in "growth-type" companies.

        GLOBAL SECURITIES FUND. This Fund seeks long-term capital appreciation by investing in securities of foreign issuers, "growth-type" companies and cyclical industries.

        GROWTH FUND. This Fund seeks to achieve capital appreciation by investing in securities of well-known established companies.

        GROWTH & INCOME FUND. This Fund seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. From time to time this Fund may focus on small to medium capitalization common stocks, bonds and convertible securities.

        HIGH INCOME FUND. This Fund seeks a high level of current income from investment in high yield fixed-income securities.

        STRATEGIC BOND FUND. This Fund seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities.

        MONEY FUND. This Fund seeks maximum current income from investments in "money market" securities consistent with low capital risk and the maintenance of liquidity.

    CALVERT FUNDS

        SOCIAL SMALL CAP GROWTH PORTFOLIO. This Fund seeks maximum long-term growth through investments primarily in the equity securities of small capitalized growth companies that have historically exhibited exceptional growth characteristics, and that, in the Advisor's opinion, have strong earnings potential relative to the U.S. market as a whole. The Fund is designed to provide long-term growth of capital by investing in enterprises that make a significant contribution to society through their products and services and through the way they do business.

        SOCIAL BALANCED PORTFOLIO. This Fund seeks to achieve a total return above the rate of inflation through an actively managed, non-diversified portfolio of common and preferred stocks, bonds, and money market instruments that offer income and capital growth opportunity and that satisfy the social concern criteria established for the Fund.

    VAN ECK FUNDS

        WORLDWIDE HARD ASSETS FUND. This Fund seeks long-term capital appreciation by investing globally, primarily in "Hard Asset Securities". Hard Asset Securities include equity securities of "Hard Asset Companies" and securities, including structured notes, whose value is linked to the price of a Hard Asset commodity or a commodity index. "Hard Asset Companies" includes companies that are directly or indirectly (whether through supplier relationships, servicing agreements or otherwise) engaged to a significant extent in the exploration, development, production or distribution of one or more of the following (together "Hard Assets"): (i) precious metals, (ii) ferrous and non-ferrous metals, (iii) gas, petroleum, petrochemicals or other hydrocarbons, (iv) forest products, (v) real estate and (vi) other basic non-agricultural commodities.

        WORLDWIDE REAL ESTATE FUND. This Fund seeks to maximize total return by investing primarily in equity securities of domestic and foreign companies which are principally engaged in the real estate industry or which own significant real estate assets.

    THERE IS NO ASSURANCE THAT THE STATED OBJECTIVES AND POLICIES OF ANY OF THE FUNDS WILL BE ACHIEVED.

    MORE DETAILED INFORMATION CONCERNING THE INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS OF THE FUNDS, THE EXPENSES OF THE FUNDS, THE RISKS ATTENDANT TO INVESTING IN THE FUNDS AND OTHER ASPECTS OF THEIR OPERATIONS CAN BE FOUND IN THE CURRENT PROSPECTUSES FOR THE FUNDS, WHICH ACCOMPANY THIS PROSPECTUS, AND THE CURRENT STATEMENT OF ADDITIONAL INFORMATION FOR EACH OF THE FUNDS. THE FUNDS' PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF NET PREMIUMS OR TRANSFERS AMONG THE SUB-ACCOUNTS. CERTAIN FUNDS MAY HAVE INVESTMENT OBJECTIVES AND POLICIES SIMILAR TO OTHER MUTUAL FUNDS (SOMETIMES HAVING SIMILAR NAMES) THAT ARE MANAGED BY THE SAME INVESTMENT ADVISER OR MANAGER. THE INVESTMENT RESULTS OF THE FUNDS, HOWEVER, MAY BE MORE OR LESS FAVORABLE THAN THE RESULTS OF SUCH OTHER MUTUAL FUNDS. PROTECTIVE LIFE DOES NOT GUARANTEE OR MAKE ANY REPRESENTATION THAT THE INVESTMENT RESULTS OF ANY FUND IS, OR WILL BE, COMPARABLE TO ANY OTHER MUTUAL FUND, EVEN ONE WITH THE SAME INVESTMENT ADVISER OR MANAGER.

    Each Fund sells its shares to the Variable Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. Should a participation agreement relating to a Fund terminate, the Variable Account would not be able to purchase additional shares of that Fund. In that event, Owners would no longer be able to allocate assets in the Variable Account or premiums to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate premiums or transfer Account Value to the Sub-Account investing in shares of that Fund.

    Protective Life has entered into agreements with the investment managers or advisers of several of the Funds pursuant to which each such investment manager or adviser pays Protective Life a servicing fee based upon an annual percentage of the average daily net assets invested by the Variable Account (and other separate accounts of Protective Life) in the Funds managed by that manager or adviser. These fees are in consideration for administrative services provided to the Funds by Protective Life. Payments of fees under these agreements by managers or advisers do not increase the fees or expenses paid by the Funds or their shareholders.

OTHER INVESTORS IN THE FUNDS

    PIC currently sells shares of its Funds only to Protective Life as the underlying investment for the Variable Account as well as for variable annuity contracts issued through Protective Life. PIC may in the future sell shares of its Funds to other separate accounts of Protective Life or its life insurance company affiliates supporting other variable annuity contracts or variable life insurance contracts. In addition, upon obtaining regulatory approval, PIC may sell shares to certain retirement plans qualifying under Section 401 of the Code. Protective Life currently does not foresee any disadvantages to Owners that would arise from the possible sale of shares to support its variable annuity contracts or those of its affiliates or from the possible sale of shares to such retirement plans. However, the board of directors of PIC will monitor events in order to identify any material irreconcilable conflicts that might possibly arise if such shares were also offered to support variable life insurance contracts other than the Policies or variable annuity contracts or to retirement plans. In event of such a conflict, the board of directors would determine what action, if any, should be taken in response to the conflict. In addition, if Protective Life believes that the PIC's response to any such conflicts insufficiently protects Owners, it will take appropriate action on its own, including withdrawing the Account's investment in the Fund. (See the PIC prospectus for more detail.)

    Shares of the Oppenheimer Funds, MFS Funds, Calvert Funds and Van Eck Funds are sold to separate accounts of insurance companies, which may or may not be affiliated with Protective Life or each other, a practice known as "shared funding." They may also be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners of Protective Life's Policies whose Policy Values are allocated to the Variable Account and of owners of other contracts whose contract values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of these Funds may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise between the interests of Policy Owners generally or certain classes of Policy Owners, and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, Protective Life will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another fund. As is the case with PIC, the board of directors (or trustees) of each of the Oppenheimer Funds, MFS Funds, Calvert Funds and Van Eck Funds monitors events related to their Funds to identify possible material irreconcilable conflicts among and between the interests of the Fund's various investors. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    Protective Life reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Fund are no longer available for investment or if in Protective Life's judgment further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares, if any, of that Fund and substitute shares of another Fund. Protective Life will not substitute any shares attributable to a Policy's interest in the Variable Account without notice and any necessary approval of the SEC and state insurance authorities.

    Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Fund. Subject to applicable law and any required SEC approval, Protective Life may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owner(s) on a basis to be determined by Protective Life.

    If any of these substitutions or changes are made, Protective Life may by appropriate endorsement change the Policy to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owner(s), and subject to any approvals that may be required under applicable law, the Variable Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account required by the 1940 Act or other applicable law or regulation.

VOTING RIGHTS

    Protective Life is the legal owner of Fund shares held by the Sub-Accounts and as such has the right to vote on all matters submitted to shareholders of the Funds. However, in accordance with applicable law, Protective Life will vote shares held in the Sub-Accounts at meetings of shareholders of the Funds in accordance with instructions received from Owners with Policy Value in the Sub-Accounts. Should the 1940 Act or any regulation thereunder be amended, or should the current interpretation thereof change, or Protective Life determines that it is permitted to vote such shares in its own right, it may elect to do so.

    Protective Life will send Owners voting instruction forms and other voting materials (such as Fund proxy statements, reports and other proxy materials) prior to shareholders meetings. The number of votes as to which an Owner may give instructions is calculated separately for each Sub-Account and may include fractional votes.

    The number of votes attributable to a Sub-Account for an Owner is determined by applying the Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. An Owner holds a voting interest in each Sub-Account to which Variable Policy Value is allocated under his or her Policy. Owners only have voting interests while the Insured is alive. The number of votes for which an Owner may give instructions is determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of that Fund.

    Shares as to which no timely instructions are received and shares held directly by Protective Life are voted by Protective Life in proportion to the voting instructions that are received with respect to all Policies participating in a Sub-Account. Voting instructions to abstain on any item are applied to reduce the votes eligible to be cast on that item.

    Protective Life may, if required by state insurance officials, disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Funds, or to approve or disapprove the investment management agreement or an investment advisory agreement. In addition, Protective Life may under certain circumstances disregard voting instructions that would require changes in the investment management agreement, investment manager, an investment advisory agreement or an investment adviser of one or more of the Funds, provided that Protective Life reasonably disapproves of such changes in accordance with applicable regulations under the 1940 Act. If Protective Life ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next semiannual report.

                                   THE POLICY

PURCHASING A POLICY

    To purchase a Policy, a prospective Owner must submit a completed application (which Protective Life must approve) and an initial premium payment through a licensed representative of Protective Life who is also a registered representative of a broker-dealer having a distribution agreement with Investment Distributors, Inc. ("IDI"). The initial premium must be an amount at least equal to the minimum required. See "Premium," below. Protective Life requires satisfactory evidence of the Insured's insurability, which may include a medical examination of the Insured. Generally, Protective Life will issue a Policy covering an Insured up to age 75 if evidence of insurability satisfies Protective Life's underwriting rules. Acceptance of an application depends on Protective Life's underwriting rules, and Protective Life reserves the right to reject an application for any reason. With the consent of the Owner, a Policy may be issued on a basis other than that applied for (I.E., on a higher premium class basis due to increased risk factors). A POLICY IS ISSUED AFTER PROTECTIVE LIFE APPROVES THE APPLICATION. PREMIUM IS NOT A REQUIREMENT TO ISSUE A POLICY. PREMIUM MAY BE COLLECTED AT THE TIME OF POLICY DELIVERY.

    Insurance coverage under a Policy begins on the Policy Effective Date which generally is also the Issue Date. If however the initial premium is submitted with the application and the Policy is issued as applied for in the application, the Policy Effective Date is the later of the date the application is signed or any required medical examination is completed. Temporary life insurance coverage also may be provided under the terms of a temporary insurance agreement. In accordance with the terms of such agreements, the total amount of insurance which may become effective prior to delivery of the Policy to the owner may not exceed $500,000 (including the amount of any life insurance and accidental death benefits then in force or applied for with the Company) and may not be in effect for more than 90 days.

    In order to obtain a more favorable Issue Age, Protective Life may permit the Owner to "backdate" a Policy by electing a Policy Effective Date up to six months prior to the date of the original application. Charges for the Monthly Deduction for the backdated period are deducted as of the new Policy Effective Date.

    The Owner of the Policy may exercise all rights provided under the Policy. The Insured is the Owner, unless a different person is named as Owner in the application. By written notice received by Protective Life at the Home Office while the Insured is living, the Owner may name a Contingent Owner or a new Owner. If the application names more than one person as Owner, they are joint Owners. In this event, the exercise of any right under the Policy (such as transfers of Policy Values) requires the authorization of all Owners. Unless the Owner provides otherwise, in the event of one joint Owner's death, ownership passes to any surviving joint Owner(s). Unless a contingent Owner has been named, ownership of the Policy passes to the estate of the last surviving Owner upon his or her death. A change in Owner may have tax consequences. See "Tax Considerations".

CANCELLATION PRIVILEGE

    You may cancel your Policy for a refund during the Cancellation Period by returning it to Protective Life's Home Office or to the sales representative who sold it along with a written cancellation request. The Cancellation Period is determined by the law of the state in which the application is signed and is shown in your Policy. In most states it expires at the latest of (1) ten days after you receive your Policy, (2) 45 days after you sign your application, or
(3) 10 days after Protective Life mails or delivers a Notice of Right of Withdrawal. Return of the Policy by mail is effective upon receipt by Protective Life. We will treat the Policy as if it had never been issued. Within seven calendar days after receiving the returned Policy, Protective Life will refund
(i) the difference between premiums paid and amounts allocated to the Fixed Account or the Variable Account, plus (ii) Fixed Account Value determined as of the date the returned Policy is received, plus (iii) Variable Account Value determined as of the date the returned Policy is received. This amount may be more or less than the aggregate premiums paid. In states where required, Protective Life will refund premiums paid.

PREMIUMS

    MINIMUM INITIAL PREMIUM. The minimum initial premium required depends on a number of factors, including the age, sex and rate class of the proposed Insured, the Initial Face Amount requested by the applicant, any supplemental riders requested by the applicant and the planned periodic premiums that the applicant selects. See "Planned Periodic Premiums," below. Consult your sales representative for information about the initial premium required for the coverage you desire.

    PLANNED PERIODIC PREMIUMS. In the application the Owner selects a plan for paying level premiums at specified intervals (e.g., quarterly, semi-annually or annually). At the Owner's election, Protective Life will also arrange for payment of planned periodic premiums on a monthly basis (on any day except the 29th, 30th, or 31st of a month) under a pre-authorized payment arrangement. You are not required to pay premiums in accordance with these plans; rather, you can pay more or less than planned or skip a planned periodic premium entirely. (See, however, "Policy Lapse and Reinstatement"). Subject to the limits described below, you can change the amount and frequency of planned periodic premiums whenever you want by written notice to Protective Life at the Home Office.

    Unless you have arranged to pay planned periodic premiums by pre-authorized payment arrangement or have otherwise requested, you will be sent reminder notices for planned periodic premiums.

    UNSCHEDULED PREMIUMS. Subject to the limitations described below, additional unscheduled premiums may be paid in any amount and at any time. By written notice to Protective Life at the Home Office, the Owner may specify that all unscheduled premiums are to be applied as repayments of Policy Debt, if any.

    PREMIUM LIMITATIONS. Premiums may be paid by any method acceptable to Protective Life. If by check, the check must be from an Owner (or the Owner's designee other than a sales representative), payable to Protective Life Insurance Company, and be dated prior to its receipt at the Home Office.

    Additional limitations apply to premiums. Premium payments must be at least $150 ($50 if paid monthly by a pre-authorized payment arrangement) and must be remitted to the Home Office. See "Premium Allocations." Protective Life also reserves the right to limit the amount of any premium payment. In addition, at any point in time aggregate premiums paid under a Policy may not exceed guideline premium payment limitations for life insurance policies set forth in the Internal Revenue Code. Protective Life will immediately refund any portion of any premium payment that is determined to be in excess of the limits established by law to qualify a Policy as a contract for life insurance. Protective Life will monitor Policies and will attempt to notify the Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract under the Internal Revenue Code. See "Tax Considerations".

    NO-LAPSE GUARANTEE. In return for paying the Minimum Monthly Premium or an amount equivalent thereto by the Monthly Anniversary Day, Protective Life guarantees that a Policy will remain in force during the first 5 Policy Years regardless of the Policy Value, if, for each month that the Policy has been in force since the Policy Effective Date, the total premiums paid less any withdrawals and Policy Debt is greater than or equal to the Minimum Monthly Premium (shown in the Policy) multiplied by the number of complete policy months since the Policy Effective Date, including the current policy month. The Minimum Monthly Premium is calculated for each Policy based on the age, sex and rate class of the Insured, the requested Face Amount and any supplemental riders. The Company will not notify you in the event the No-Lapse Guarantee is no longer in effect.

    If you increase your Policy's Face Amount while the No-Lapse Guarantee is in effect, Protective Life will NOT EXTEND the period of this guarantee. The guarantee period is based on the Initial Face Amount. However, upon an increase in Face Amount, Protective Life will recalculate the Minimum Monthly Premium, which will generally also increase. Protective Life will notify you of any increase in the Minimum Monthly Premium and will amend your Policy to reflect the change.

    PREMIUM PAYMENTS UPON INCREASE IN FACE AMOUNT. Depending on the Policy Value at the time of an increase in the Face Amount and the amount of the increase requested, an additional premium payment may be necessary or a change in the amount of planned periodic premiums may be advisable. See "Death Benefit Proceeds". You will be notified if a premium payment is necessary or a change appropriate.

PREMIUM ALLOCATIONS

    Owners must indicate in the application how premium is to be allocated to the Sub-Accounts and/ or to the Fixed Account. These allocation instructions apply to both initial and subsequent Net Premiums. Owners may change the allocation instructions in effect at any time by written notice to Protective Life at the Home Office. Whole percentages must be used. The minimum percentage that may be allocated to any Sub-Account or to the Fixed Account is 10% of premium and the sum of allocations must add up to 100%.

    For Policies issued in states where, upon cancellation during the Cancellation Period, Protective Life returns at least your premiums, Protective Life reserves the right to allocate your initial premium (and any subsequent premium paid during the Cancellation Period) to the Oppenheimer Money Fund Sub-Account or the Fixed Account until the expiration of the number of days in the Cancellation Period plus 6 days starting from the date that the Policy is mailed from the Home Office. Thereafter, the Policy Value in the Oppenheimer Money Fund Sub-Account or the Fixed Account and all premium will be allocated according to your allocation instructions then in effect.

    Planned periodic premiums and unscheduled premiums not requiring additional underwriting will be credited to the Policy and the premiums will be invested as requested on the Valuation Date they are received by the Home Office. However, any premium paid in connection with an increase in Face Amount will be allocated to the Fixed Account until underwriting has been completed. When approved, the Policy Value in the Fixed Account attributable to the resulting premium will be reallocated in accordance to your allocation instructions then in effect. If an additional premium payment is rejected, Protective Life will return the premium immediately, without any adjustment for investment experience.

    Unless designated by the Owner as a loan repayment, premiums received from Owners (other than planned periodic premiums) are treated as unscheduled premiums.

POLICY LAPSE AND REINSTATEMENT

    LAPSE. Unlike a conventional life insurance policy, failure to pay planned periodic premiums will not necessarily cause a Policy to lapse. Conversely, paying all planned periodic premiums will not necessarily prevent a Policy from lapsing. Except when the No-Lapse Guarantee is in effect, a Policy will lapse if its Policy Value is insufficient to cover the Monthly Deduction (See "Monthly Deduction") on the Monthly Anniversary Day.

    If the Policy Value on a Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date and the No-Lapse Guarantee is not in effect, the Policy will be in default and a grace period will begin. This could happen if investment experience has been sufficiently unfavorable that it has resulted in a decrease in Policy Value or the Policy Value has decreased because you have not paid sufficient premium to offset prior Monthly Deductions.

    In the event of a Policy default, the Owner has a 61-day grace period to make a payment of premium sufficient to cover the current and past-due Monthly Deductions. Protective Life will send to the Owner, at the last known address and the last known address of any assignee of record, notice of the premium required to prevent lapse. The grace period will begin when the notice is sent. A Policy will remain in effect during the grace period. If the Insured should die during the grace period, the Death Benefit Proceeds payable to the Beneficiary will reflect a reduction for the Monthly Deductions due on or before the date of the Insured's death as well as any unpaid Policy Debt. See "Death Benefit Proceeds". Unless the premium stated in the notice is paid before the grace period ends, the Policy will lapse.

    REINSTATEMENT. An Owner may reinstate a Policy within 5 years of its lapse provided that: (1) a request for reinstatement is made by written notice received by Protective Life at the Home Office, (2) the Insured is still living,
(3) the Owner pays premium equal to (a) all Monthly Deductions that were due but unpaid during the grace period, and (b) which are at least sufficient to keep the reinstated Policy in force for three months, (4) the Insured provides Protective Life with satisfactory evidence of insurability, (5) the Owner repays or reinstates any Policy Debt which existed at the end of the grace period; and
(6) the Policy has not been surrendered. The "Approval Date" of a reinstated Policy is the date that Protective Life approves the Owner's request for reinstatement and requirements 1-7 above have been met.

                          CALCULATION OF POLICY VALUES

VARIABLE ACCOUNT VALUE

    THE VARIABLE ACCOUNT VALUE REFLECTS THE INVESTMENT EXPERIENCE OF THE SUB-ACCOUNTS TO WHICH IT IS ALLOCATED, ANY PREMIUMS ALLOCATED TO THE SUB-ACCOUNTS, TRANSFERS IN OR OUT OF THE SUB-ACCOUNTS, OR ANY WITHDRAWALS OF VARIABLE ACCOUNT VALUE. THERE IS NO GUARANTEED MINIMUM VARIABLE ACCOUNT VALUE. A POLICY'S VARIABLE ACCOUNT VALUE THEREFORE DEPENDS UPON A NUMBER OF FACTORS. THE VARIABLE ACCOUNT VALUE FOR A POLICY AT ANY TIME IS THE SUM OF THE SUB-ACCOUNT VALUES FOR THE POLICY ON THE VALUATION DAY MOST RECENTLY COMPLETED.

    DETERMINATION OF UNITS. For each Sub-Account, the premium(s) or Policy Value transferred are converted into units. The number of units credited is determined by dividing the dollar amount directed to each Sub-Account by the value of the unit for that Sub-Account for the Valuation Day on which the premium(s) or transferred amount is invested in the Sub-Account. Therefore, premiums allocated to or amounts transferred to a Sub-Account under a Policy increase the number of units of that Sub-Account credited to the Policy.

    DETERMINATION OF UNIT VALUE. The unit value at the end of every Valuation Day is the unit value at the end of the previous Valuation Day times the net investment factor, as described below. The Sub-Account Value for a Policy is determined on any day by multiplying the number of units attributable to the Policy in that Sub-Account by the unit value for that Sub-Account on that day.

    NET INVESTMENT FACTOR. The net investment factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of a unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2), where:

(1) is the result of:

        a. the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

        b. the per share amount of any dividend or capital gain distributions made by the Fund to the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

        c. a per share charge or credit for any taxes reserved for, which is determined by Protective Life to have resulted from the operations of the Sub-Account.

(2) is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the last prior Valuation Period.

FIXED ACCOUNT VALUE

    The Fixed Account Value under a Policy at any time is equal to: (1) the premium allocated to the Fixed Account, plus (2) amounts transferred to the Fixed Account, plus (3) interest credited to the Fixed Account, less (4) transfers from the Fixed Account (including any transfer fees deducted), less
(5) withdrawals from the Fixed Account (including any withdrawal charges deducted), less (6) Monthly Deductions. See "The Fixed Account," for a discussion of how interest is credited to the Fixed Account.

                                POLICY BENEFITS

TRANSFERS OF POLICY VALUES

    GENERAL. Upon receipt of written notice to Protective Life at the Home Office at any time on or after the later of the following: (1) thirty days after the Policy Effective Date, or (2) six days after the expiration of the Cancellation Period, you may transfer the Fixed Account Value or any Policy Value in a Sub-Account to other Sub-Accounts or the Fixed Account, subject to certain restrictions. Transfers (including telephone transfers -- described below) are processed as of the date a request is received at the Home Office. Protective Life may, however defer transfers under the same conditions that payment of Death Benefit Proceeds, withdrawals and surrenders may be delayed. See "Suspension or Delay of Payments". The minimum amount that may be transferred is the lesser of $100 or the entire Policy Value in any Sub-Account or the Fixed Account from which the transfer is made. If, after the transfer, the Policy Value remaining in a Sub-Account(s) or the Fixed Account would be less than $100, Protective Life reserves the right to transfer the entire amount instead of the requested amount. The maximum amount which may be transferred from the Fixed Account in any Policy Year is the greater of (1) $2500, or (2) 25% of the Fixed Account Value. Protective Life reserves the right to limit transfers to 12 per Policy Year. For each additional transfer over 12 in any Policy Year, Protective Life reserves the right to charge a transfer fee. The transfer fee, if any, is deducted from the amount being transferred. See "Transfer Fee".

    TELEPHONE TRANSFERS. Transfers may be made upon instructions given by telephone, provided the appropriate election has been made on the application or written authorization is provided.

    Protective Life will send you a confirmation of all instructions communicated by telephone to determine if they are genuine. For telephone transfers we require a form of personal identification prior to acting on instructions received by telephone. We also make a tape-recording of the instructions given by telephone. If we follow these procedures we are not liable for any losses due to unauthorized or fraudulent instructions. Protective Life reserves the right to suspend telephone transfer privileges at any time for any class of Policies.

    RESERVATION OF RIGHTS. Protective Life reserves the right without prior notice to modify, restrict, suspend or eliminate the transfer privileges (including telephone transfers) at any time, for any class of Policies, for any reason. In particular, we reserve the right not to honor transfer requests by a third party holding a power of attorney from an Owner where that third party requests simultaneous transfers on behalf of the Owners of two or more Policies.

    DOLLAR-COST AVERAGING. If you elect at the time of application or at any time thereafter by written notice to the Home Office, you may systematically and automatically transfer, on a monthly or quarterly basis, specified dollar amounts from or to the Fixed Account or any of the Sub-Account(s). This is known as the dollar-cost averaging method of investment. By transferring on a regularly scheduled basis as opposed to allocating the total amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in Sub-Account unit values. Protective Life, however, makes no guarantee that the dollar-cost averaging method will result in a profit or protect against loss.

    To elect dollar-cost averaging, Policy Value in the source Sub-Account or the Fixed Account Value must be at least $5,000 at the time of election. Automatic transfers for dollar-cost averaging are subject to all transfer restrictions other than the maximum transfer amount from the Fixed Account restriction. You may elect dollar cost averaging for periods of at least 12 months but no longer than 48 months. At least $100 must be transferred each month or $300 each quarter. Dollar-cost averaging transfers may commence on any day of the month that you request following six days after the end of the Cancellation Period, except the 29th, 30th, or 31st. If no day is selected, transfers will occur on the Monthly Anniversary Day.

    Once elected, Protective Life will continue to process dollar-cost averaging transfers until the earlier of the following: (1) the number of designated transfers has been completed, or (2) the Policy Value in the source Sub-Account or the Fixed Account is depleted, (3) the Owner, by written notice received by Protective Life at the Home Office, instructs Protective Life to cease the automatic transfers, (4) a grace period begins under the Policy, or (5) the maximum amount of Policy Value has been transferred under a dollar-cost averaging election.

    Automatic transfers made to facilitate dollar-cost averaging will not count toward the 12 transfers permitted each Policy Year if Protective Life elects to limit the number of transfers or impose the transfer fee. Protective Life reserves the right to discontinue offering automatic dollar-cost averaging transfers upon 30 days' written notice to the Owner.

    PORTFOLIO REBALANCING. At the time of application or at any time thereafter by written notice to Protective Life, you may instruct Protective Life to automatically transfer, on a quarterly, semi-annual or annual basis, your Variable Account Value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account Value among such Sub-Accounts ("Portfolio Rebalancing"). Such percentage allocations must be in whole numbers and must allocate amounts only among the Sub-Accounts. No amounts will be transferred to the Fixed Account as part of Portfolio Rebalancing. A minimum Variable Account Value of $100 is required for Portfolio Rebalancing. Unless you instruct otherwise when electing rebalancing, the percentage allocation of your Variable Account Value for Portfolio Rebalancing will be based on your premium allocation instructions in effect at the time of rebalancing. Any allocation instructions that you give us that differ from your then current premium allocation instructions will be deemed to be a request to change your premium allocation. Portfolio Rebalancing may commence on any day of the month that you request following six days after the end of the Cancellation Period except the 29th, 30th or 31st. If no day is selected, rebalancing will occur on each applicable Monthly Anniversary Day.

    Once elected, Portfolio Rebalancing begins on the first quarterly, semi-annual or annual anniversary following election. You may change or terminate Portfolio Rebalancing by written instruction received by Protective Life at the Home Office, or by telephone if you have previously authorized us to take telephone instructions. Portfolio Rebalancing transfers do not count as one of the 12 free transfers available during any Policy Year. Protective Life reserves the right to assess a processing fee for this service or to discontinue Portfolio Rebalancing upon 30 days written notice to the Owner.

SURRENDER PRIVILEGE

    At any time while the Policy is still in force and while the Insured is still living, You may surrender your Policy for its Surrender Value. Surrender Value is determined as of the end of the Valuation Period during which the written notice requesting the surrender is received at the Home Office, the Policy and any other required documents are received by Protective Life. The Surrender Value is paid in a lump sum unless the Owner requests payment under a settlement option. See "Settlement Options". Payment is generally made within seven calendar days. See "Suspension or Delay of Payments", and "Payments from the Fixed Account". A Policy which terminates upon surrender cannot later be reinstated.

WITHDRAWAL PRIVILEGE

    At any time after the first Policy Year, an Owner, by written notice received at the Home Office, may make a withdrawal of Surrender Value in minimum amounts of $500. Protective Life will withdraw the amount requested, plus a withdrawal charge, from Policy Value as of the end of the Valuation Period during which the written request is received. See "Withdrawal Charge".

    The Owner may specify the amount of the withdrawal to be made from any Sub-Account or the Fixed Account. If the Owner does not so specify, or if the Sub-Account Value or Fixed Account Value is insufficient to carry out the request, the withdrawal from each Sub-Account and the Fixed Account is based on the proportion that such Sub-Account Value(s) and Fixed Account Value bears to the total unloaned Policy Value on the Valuation Day immediately prior to the withdrawal. Payment is generally made within seven calendar days. See "Suspension or Delay of Payments", and "Payments from the Fixed Account".

    If Death Benefit Option 1 is in effect, Protective Life reserves the right to reduce the Face Amount by the withdrawn amount. Protective Life may reject a withdrawal request if the withdrawal would reduce the Face Amount below the minimum amount for which the Policy would be issued under Protective Life's then-current rules, or if the withdrawal would cause the Policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by Protective Life. If the Face Amount at the time of the withdrawal includes increases from the Initial Face Amount and the withdrawal requires a decrease of Face Amount, the reduction is made first from the most recent increase, then from prior increases, if any, in reverse order of their being made and finally from the Initial Face Amount.

POLICY LOANS

    GENERAL. After the first Policy Anniversary and while the Insured is still living, an Owner may borrow $500 or more from Protective Life using the Policy as the security for the loan. Policy loans must be requested by written notice received at the Home Office and the maximum amount that an Owner may borrow is an amount equal to 90% of the Policy's Surrender Value on the date that the loan request is received. Outstanding Policy loans therefore reduce the amount available for new Policy loans. Loan proceeds generally are mailed within seven calendar days of the loan being approved. See "Suspension or Delay of Payments", and "Payments from the Fixed Account".

    LOAN COLLATERAL. When a Policy loan is made, an amount equal to the loan is transferred out of the Sub-Accounts and the Fixed Account and into a Loan Account established for the Policy. Like the Fixed Account, a Policy's Loan Account is part of Protective Life's General Account and amounts therein earn interest as credited by Protective Life from time to time. Because Loan Account values are part of Policy Value, a loan will have no immediate effect on the Policy Value. In contrast, Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is reduced immediately by the amount transferred to the Loan Account. The Owner(s) can specify the Sub-Accounts and the Fixed Account from which collateral is transferred to the Loan Account. If no allocation is specified, collateral is transferred from each Sub-Account and from the Fixed Account in the same proportion that the value in each Sub-Account and the Fixed Account bears to the total unloaned Policy Value on the date that the loan is made.

    On each Policy Anniversary, an amount of Policy Value equal to any due and unpaid loan interest (explained below), is also transferred to the Loan Account. Such interest is transferred from each Sub-Account and the Fixed Account in the same proportion that each Sub-Account Value and the Fixed Account Value bears to the total unloaned Policy Value.

    LOAN REPAYMENT. You may repay all or part of your Policy Debt (the amount borrowed plus unpaid interest) at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to the Home Office and are credited as of the date received. The Owner may specify in writing that any unscheduled premiums paid while a loan is outstanding be applied as loan repayments. When a loan repayment is made, Policy Value in the Loan Account in an amount equal to the repayment is transferred from the Loan Account to the Sub-Accounts and the Fixed Account. Thus, a loan repayment will have no immediate effect on the Policy Value, but the Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is increased immediately by the amount transferred from the Loan Account. Unless specified otherwise by the Owner(s), amounts are transferred to the Sub-Accounts and the Fixed Account in the same proportion that premium is allocated.

    INTEREST. During Policy Years 2 through 10, Protective Life will charge interest daily on any outstanding loan at an effective annual rate of 6.0%. During Policy Years 11 and thereafter, Protective Life currently charges interest daily on any outstanding loan at an effective annual rate of 4.0% (with a maximum guaranteed rate of 4.25%). Interest is due and payable at the end of each Policy Year while a loan is outstanding. We will notify you of the amount due. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the Policy Debt.

    The Loan Account is credited with interest at an effective annual rate of not less than 4%. Thus, the net cost of a loan is 2.0% per year during Policy Years 2 through 10, and currently 0.00% thereafter (the difference between the rate of interest charged on Policy loans and the amount credited on the equivalent amount held in the Loan Account). Protective Life determines the rate of interest to be credited to the Loan Account in advance of each calendar year. The rate, once determined, is applied to the calendar year which follows the date of determination. On each Policy Anniversary, the interest earned on the Loan Account since the previous Policy Anniversary is transferred to the Sub-Accounts and to the Fixed Account. The interest is transferred and allocated to the Sub-Accounts and the Fixed Account in the same proportion that premium is allocated.

    NON-PAYMENT OF POLICY LOAN. If the Insured dies while a loan is outstanding, the Policy Debt is deducted from the Death Benefit in calculating the Death Benefit Proceeds.

    If the Loan Account Value exceeds the Cash Value (I.E., the Surrender Value becomes zero) on any Valuation Date, the Policy may be in default. If this occurs, you, and any assignee of record, will be sent notice of the default. You will have a 31-day grace period to submit a sufficient payment to avoid a lapse (I.E., termination) of the Policy. The notice will specify the amount that must be repaid to prevent lapse.

    EFFECT OF A POLICY LOAN. A loan, whether or not repaid, has a permanent effect on the Death Benefit and Policy values because the investment results of the Sub-Accounts and current interest rates credited on Fixed Account Value do not apply to Policy Value in the Loan Account. The larger the loan and longer the loan is outstanding, the greater will be the effect of Policy Value being held as collateral in the Loan Account. See "No Lapse Guarantee". Depending on the investment results of the Sub-Accounts or credited interest rates for the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans also may increase the potential for Lapse if investment results of the Sub-Accounts to which Surrender Value is allocated is unfavorable. If a Policy lapses with loans outstanding, certain amounts may be subject to income tax. In addition, if your Policy is a "modified endowment contract," loans may be currently taxable and subject to a 10% penalty tax. See "Tax Considerations," for a discussion of the tax treatment of Policy loans.

DEATH BENEFIT PROCEEDS

    As long as the Policy remains in force, Protective Life will pay the Death Benefit Proceeds upon receipt at the Home Office of satisfactory proof of the Insured's death. Protective Life may require return of the Policy. The Death Benefit Proceeds are paid to the primary beneficiary or a contingent beneficiary. The Owner may name one or more primary or contingent beneficiaries and change such beneficiaries, as provided for in the Policy. If no beneficiary survives the Insured, the Death Benefit Proceeds are paid to the Owner or the Owner's estate. Death Benefit Proceeds are paid in a lump sum or under a Settlement Option (see "Settlement Options").

    CALCULATION OF DEATH BENEFIT PROCEEDS. The Death Benefit Proceeds are equal to the Death Benefit under the Death Benefit Option selected calculated as of the date of the Insured's death, plus any supplemental rider benefits, minus any Policy Debt on that date and, if the Insured died during a grace period, minus any past due Monthly Deductions. Under certain circumstances, the amount of the Death Benefit may be further adjusted. See "Limits on Rights to Contest the Policy" and "Misstatement of Age or Sex".

    If part or all of the Death Benefit is paid in one sum, Protective Life will pay interest on this sum as required by applicable state law from the date of receipt of due proof of the Insured's death to the date of payment.

    DEATH BENEFIT OPTIONS. The Policy Owner may choose one of two Death Benefit Options for use in determining the Death Benefit. Under Death Benefit Option 1, the Death Benefit is the greater of: (1) the Face Amount under the Policy on the date of the Insured's death, or (2) a specified percentage of Policy Value on the date of the Insured's death. Under Death Benefit Option 2, the Death Benefit is the greater of: (1) the Face Amount under the Policy plus the Policy Value on the date of the Insured's death, or (2) the same specified percentage of the Policy Value on the date of the Insured's death.

    The specified percentage is 250% when the Insured has reached an "Attained Age" of 40 or less by date of death, and decreases each year thereafter to 100% when the Insured has reached an "Attained Age" of 95 at death. A table showing these percentages for Attained Ages 0 to 95 and examples of Death Benefit calculations for both Death Benefit Options are found in Appendix A.

    Under Death Benefit Option 1, the Death Benefit remains level at the Face Amount unless the Policy Value multiplied by the specified percentage exceeds that Face Amount, in which event the Death Benefit will vary as the Policy Value varies. Owners who are satisfied with the amount of their insurance coverage under the Policy and who prefer to have favorable investment performance and additional premiums reflected in higher Policy Value, rather than increased Death Benefits, generally should select Option 1. Under Death Benefit Option 2, the Death Benefit always varies as the Policy Value varies (although it is never less than the Face Amount). Owners who prefer to have favorable investment performance and additional premiums reflected in increased Death Benefits generally should select Option 2.

    CHANGING THE DEATH BENEFIT OPTION. On or after the first Policy Anniversary, you may change the Death Benefit option on your Policy subject to the following rules. After any change, the Face Amount must be at least $250,000. The effective date of the change will be the Monthly Anniversary Day that coincides with or next follows the day that Protective Life receives and accepts the request. Protective Life may require satisfactory evidence of insurability.

    When a change from Option 1 to Option 2 is made, the Face Amount after the change is effected will be equal to the Face Amount before the change less the Policy Value on the effective date of the change. When a change from Option 2 to Option 1 is made, the Face Amount after the change will be equal to the Face Amount before the change is effected plus the Policy Value on the effective date of the change.

    CHANGING THE FACE AMOUNT. On or after the first Policy Anniversary, you may request a change in the Face Amount. If a change in the Face Amount would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify your Policy as a life insurance contract, Protective Life will immediately return to you the amount of such excess above the premium limitations.

    Protective Life reserves the right to decline a requested decrease in the Face Amount if compliance with the guideline premium limitations under current tax law resulting from such a decrease would result in immediate termination of the Policy, or if to effect the requested decrease, payments to the Owner would have to be made from Policy Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Surrender Value under the Policy.

    Any increase in the Face Amount must be at least $10,000 and an application must be submitted. Protective Life reserves the right to require satisfactory evidence of insurability. In addition, the Insured's Attained Age must be less than the current maximum Issue Age for the Policies, as determined by Protective Life from time to time. A change in planned periodic premiums may be advisable. See "Premiums Upon Increase in Face Amount". The increase in Face Amount will become effective on the date shown on the supplemental Policy Specifications Page which will be issued and attached to the Policy, and the Policy Value will be adjusted to the extent necessary to reflect a monthly deduction as of the effective date based on the increase in Face Amount. When the No-Lapse Guarantee is in effect, the Policy's Minimum Monthly Premium amount is also generally increased. See "No-Lapse Guarantee," and "Premiums Upon Increase in Face Amount".

    An increase in Face Amount may be cancelled by the Owner in accordance with the Policy's cancellation privilege provisions, which also apply to increases in Face Amount. In such case, the amount refunded will be calculated in accordance with such provisions described above, except that if no additional premiums are required in connection with the Face Amount increase, then the amount refunded is limited to that portion of the first Monthly Deduction following the increase that is attributable to cost of insurance charges for the increase and the monthly administration fee for the increase. See "Cancellation Privilege".

    The Face Amount after any decrease must be at least $250,000. Protective Life reserves the right to prohibit any decrease in Face Amount (i) for three years following an increase in Face Amount; and (ii) for one Policy Year following the last decrease in Face Amount. If the Initial Face Amount of the Policy has been increased prior to the requested decrease, then the decrease will first be applied against any previous increases in Face Amount in the reverse order in which they occurred. The decrease will then be applied to the Initial Face Amount. A decrease in Face Amount will become effective on the Monthly Anniversary Day that coincides with or next follows receipt and acceptance of a request at the Home Office.

    Decreasing the Face Amount of the Policy may have the effect of decreasing monthly cost of insurance charges. Decreasing the Face Amount also may have tax consequences. See "Tax Considerations".

    ADDITIONAL COVERAGE FROM TERM RIDER FOR COVERED INSURED ("CIR"). An owner may also obtain additional insurance coverage by purchasing a CIR at the time the Policy is issued (or later, subject to availability and additional underwriting). A CIR increases the Death Benefit under the Policy by the face amount of the CIR. The face amount of the CIR does not vary with the investment experience of the Variable Account (see "Supplemental Riders"). In addition, a CIR may be canceled separately from the Policy (I.E., it can be canceled without causing the Policy to be canceled or to Lapse). The cost of insurance charge for the CIR will be deducted from the Policy Value as part of the Monthly Deduction (see "Monthly Deduction -- Cost of Insurance Charge under a CIR"). No additional surrender or premium expense charge is assessed in connection with a CIR.

    Owners may increase or decrease the face amount of a CIR separately from the Face Amount of a Policy. Likewise, the Face Amount of a Policy may be increased or decreased without affecting the face amount of a CIR. Since no surrender charge is assessed in connection with a decrease of face amount under a CIR, such a decrease may be less expensive than a decrease in Face Amount of the Policy if the Face Amount decrease would be subject to a surrender charge. On the other hand, continuing coverage on such an increment of Face Amount may have a cost of insurance charge that is higher than the same increment of face amount under the CIR. Owners should consult their sales representative before deciding whether to decrease the Face Amount of the Policy or the CIR face amount.

    Owners should consult their sales representative when deciding whether to purchase a CIR.

SETTLEMENT OPTIONS

    The Policy offers a variety of ways of receiving proceeds payable under the Policy, such as on surrender or death, other than in a lump sum. These alternative Settlement Options are summarized below. Any sales representative authorized to sell this Policy can further explain these Settlement Options upon request. All of these Settlement Options are forms of fixed-benefit annuities (except Option 3) which do not vary with the investment performance of a separate account. Under each Settlement Option (other than Option 3), no surrender or withdrawal may be made once payments have begun.

    The following Settlement Options may be elected.

    OPTION 1 -- PAYMENT FOR A FIXED PERIOD. Equal monthly payments will be made for any period of up to 30 years. The amount of each payment depends on the total amount applied, the period selected and the monthly payment rates Protective Life is using when the first payment is due.

    OPTION 2 -- LIFE INCOME WITH PAYMENTS FOR A GUARANTEED PERIOD. Equal monthly payments are based on the life of the named annuitant. Payments will continue for the lifetime of the annuitant with payments guaranteed for 10 or 20 years. Payments stop at the end of the selected guaranteed period or when the named person dies, whichever is later.

    OPTION 3 -- INTEREST INCOME. Protective Life will hold any amount applied under this Option. Interest on the unpaid balance will be paid each month at a rate determined by Protective Life. This rate will not be less than the equivalent of 3% per year.

    OPTION 4 -- PAYMENTS FOR A FIXED AMOUNT. Equal monthly payments will be made of an agreed fixed amount. The amount of each payment may not be less than $10 for each $1,000 applied. Interest will be credited each month on the unpaid balance and added to it. This interest will be at a rate set by us, but not less than an effective rate of 3% per year. Payments continue until the amount Protective Life holds runs out. The last payment will be for the balance only.

    MINIMUM AMOUNTS. Protective Life reserves the right to pay the total amount of the Policy in one lump sum, if less than $5,000. If monthly payments are less than $50, payments may be made quarterly, semi-annually, or annually at Protective Life's option.

    OTHER REQUIREMENTS. Settlement Options must be elected by written notice received by Protective at the Home Office. The Owner may elect Settlement Options during the Insured's lifetime; beneficiaries may elect Settlement Options thereafter if Death Benefit Proceeds are payable in a lump sum. The effective date of an Option applied to Death Benefit Proceeds is the date of the Insured's death. The effective date of an Option applied to Surrender Value is the date as of which the withdrawal or surrender is executed.

    If Protective Life has available, at the time a Settlement Option is elected, Options or rates on a more favorable basis than those guaranteed, the higher benefits will apply.

                               THE FIXED ACCOUNT

    BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE FIXED ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR HAS THE FIXED ACCOUNT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS OF THESE ACTS AND, AS A RESULT, THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT. THE DISCLOSURE

REGARDING THE FIXED ACCOUNT MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

THE FIXED ACCOUNT

    The Fixed Account consists of assets owned by Protective Life with respect to the Policies, other than those in the Variable Account. It is part of Protective Life's general account assets. Protective Life's general account assets are used to support its insurance and annuity obligations other than those funded by separate accounts, and are subject to the claims of Protective Life's general creditors. Subject to applicable law, Protective Life has sole discretion over the investment of the assets of the Fixed Account. The Loan Account is part of the Fixed Account. Guarantees of premium allocated to the Fixed Account, and interest credited thereto, are backed by Protective Life. The Fixed Account Value is calculated daily. See "Fixed Account Value".

INTEREST CREDITED ON FIXED ACCOUNT VALUE

    Protective Life guarantees that the interest credited during the first Policy Year to the initial premium allocated to the Fixed Account will not be less than the initial annual effective interest rate shown in the Policy. The interest rate credited to subsequent premium allocated to or amounts transferred to the Fixed Account will be the annual effective interest rate in effect on the date that the premium is received by Protective Life or the date that the transfer is made. The interest rate is guaranteed to apply to such amounts for a twelve month period which begins on the date that the premium is allocated or the date that the transfer is made.

    After an interest rate guarantee expires as to a premium or amount transferred, (I.E., 12 months after the premium or transfer is placed in the Fixed Account) Protective Life will credit interest on the Fixed Account Value attributable to such premium or transferred amount at the current interest rate in effect. New current interest rates are effective for such Fixed Account Value for 12 months from the time that they are first applied. Protective Life, in its sole discretion, may declare a new current interest rate from time to time. The initial annual effective interest rate and the current interest rates that Protective Life will credit are annual effective interest rates of not less than 4.00%. For purposes of crediting interest, amounts deducted, transferred or withdrawn from the Fixed Account are accounted for on a "first-in-first-out"
(FIFO) basis.

PAYMENTS FROM THE FIXED ACCOUNT

    Payments from the Fixed Account for a withdrawal, surrender or loan request may be deferred for up to six months from the date Protective Life receives the written request. If a payment from the Fixed Account is deferred for 30 days or more, it will bear interest at a rate of 4% per year (or an alternative rate if required by applicable state insurance law), compounded annually while payment is deferred.

                             CHARGES AND DEDUCTIONS

MONTHLY DEDUCTION

    On the Issue Date, Protective Life will deduct the Monthly Deduction from the Policy Value. Subsequent Monthly Deductions will be made on each Monthly Anniversary Day thereafter. The Monthly Deduction consists of (1) cost of insurance charges ("cost of insurance charge"), (2) administration charges (the "monthly administration fee"), (3) mortality and expense risk charge (the "mortality and expense risk charge") and (4) any charges for supplemental riders ("supplemental charges"), as described below. The Monthly Deduction is deducted from the Sub-Accounts and the Fixed Account pro-rata on the basis of the relative Policy Value in each.

    COST OF INSURANCE CHARGE. This charge compensates Protective Life for the expense of underwriting the Death Benefit. The charge depends on a number of variables and therefore will vary from Policy to Policy and from Monthly Anniversary Day to Monthly Anniversary Day. For any Policy, the cost of insurance on a Monthly Anniversary Day is calculated by multiplying the current cost of insurance rate for the Insured by the Net Amount at Risk under the Policy for that Monthly Anniversary Day.

    The cost of insurance rate for a Policy is based on and varies with the Issue Age, duration, sex and rate class of the Insured and on the number of years that a Policy has been in force. Protective Life currently places Insureds in the following rate classes, based on underwriting: Preferred (ages 18-75) or Nonsmoker (ages 0-75), or Tobacco (ages 15-75) or Smoker (ages 15-75), and substandard rate classes, which involve a higher mortality risk than the Smoker, Tobacco or Nonsmoker classes.

    Protective Life will determine a cost of insurance rate for increments of Face Amount above the Initial Face Amount based on the Issue Age, duration, sex and rate class of the Insured at the time of the request for an increase. The following rules will apply for purposes of determining the Net Amount at Risk for each rate.

    Protective Life places the Insured in a rate class when the Policy is issued, based on Protective Life's underwriting of the application. This original rate class applies to the Initial Face Amount. When an increase in Face Amount is requested, Protective Life conducts underwriting before approving the increase (except as noted below) to determine whether a different rate class will apply to the increase. If the rate class for the increase has lower cost of insurance rates than the original rate class, the rate class for the increase also will be applied to the Initial Face Amount. If the rate class for the increase has a higher cost of insurance rate than the original rate class, the rate class for the increase will apply only to the increase in Face Amount, and the original rate class will continue to apply to the Initial Face Amount.

    Protective Life does not conduct underwriting for an increase in Face Amount if the increase is requested as part of a conversion from a term or a graded premium whole life contract or on exercise of a guaranteed option to increase the Face Amount without underwriting. See "Supplemental Riders".

    In the case of a term conversion, the rate class that applies to the increase is the same rate class that applied to the term contract. In the case of a guaranteed option, the Insured's rate class for an increase will be the class in effect when the guaranteed option rider was issued.

    Where, as in Death Benefit Option 1, the net amount at risk is equal to the Death Benefit less Policy Value, the entire Policy Value is applied first to offset the Death Benefit derived from the Initial Face Amount. Only if the Policy Value exceeds the Initial Face Amount is the excess applied to offset the portion of the Death Benefit derived from increases in Face Amount in the order of the increases. If there is the decrease in Face Amount after an increase, the decrease is applied first to decrease any prior increases in Face Amount, starting with the most recent increase and then each prior increase.

    Protective Life guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Policies. The guaranteed rates for standard classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Rates ("1980 CSO Tables"). [The guaranteed rates for substandard classes are based on multiples of or additions to the 1980 CSO Tables.]

    Protective Life's current cost of insurance rates may be less than the guaranteed rates that are set forth in the Policy. Current cost of insurance rates will be determined based on Protective Life's expectations as to future mortality, investment earnings, expenses, taxes, and persistency experience.

    Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker standard class are lower than guaranteed rates for an Insured of the same age and sex in a smoker standard class. Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker or smoker standard class are generally lower than guaranteed rates for an Insured of the same age and sex and smoking status in a substandard class.

    COST OF INSURANCE CHARGE UNDER A CIR. The cost of insurance charge is determined in a similar manner for the face amount under a CIR and for any increase in the face amount under a CIR. Generally, both the current and the guaranteed cost of insurance rates under a CIR are substantially the same as the current and guaranteed cost of insurance rates on the Face Amount of the Policy.

    LEGAL CONSIDERATIONS RELATING TO SEX -- DISTINCT PREMIUM PAYMENTS AND BENEFITS. Mortality tables for the Policies generally distinguish between males and females. Thus, premiums and benefits under Policies covering males and females of the same age will generally differ.

    Protective Life does, however, also offer Policies based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a Policy should consult with their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, Protective Life may offer Policies with unisex mortality tables to such prospective purchasers.

    MONTHLY ADMINISTRATION FEE. This charge compensates Protective Life for administration expenses associated with the Policies and the Variable Account. These expenses relate to premium billing and collection, recordkeeping, processing death benefit claims, Policy loans, Policy changes, reporting and overhead costs, processing applications and establishing Policy records. The monthly administration fee is a flat charge of $3 per month.

    SUPPLEMENTAL RIDER CHARGES.  See "Supplemental Riders".

    MORTALITY AND EXPENSE RISK CHARGE. This charge compensates Protective Life for the mortality risk it assumes which is that the Insureds on the Policies may die sooner than anticipated and therefore Protective Life will pay an aggregate amount of death benefits greater than anticipated. The expense risk Protective Life assumes is that expenses incurred in issuing and administering the Policies and the Variable Account will exceed the amounts realized from the administrative charges assessed against the Policies.

    Protective Life deducts a monthly charge from assets in the Sub-Accounts attributable to the Policies. This charge does not apply to Fixed Account assets attributable to the Policies. The maximum monthly mortality and expense risk charge to be deducted is equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of approximately 0.90% of such amount. Protective Life reserves the right to charge less than the maximum charge. The monthly mortality and expense risk charge is currently equal to
 .062% multiplied by the Variable Account Value, (which is equivalent to an annual rate of approximately 0.75% of such amount) during policy years 1 through 10 and .021% multiplied by the Variable Account Value (which is equivalent to an annual rate of approximately 0.25% of such amount) in Policy Years 11 and thereafter.

TRANSFER FEE

    Protective Life reserves the right to impose a $25 transfer fee on any transfer of Policy Value between or among the Sub-Accounts or the Fixed Account in excess of the 12 free transfers permitted each Policy Year. If the fee is imposed, it will be deducted from the amount requested to be transferred. If an amount is being transferred from more than one Sub-Account or the Fixed Account, the transfer fee will be deducted proportionately from the amount being transferred from each. This fee, if imposed, will reimburse Protective Life for administrative expenses incurred in effecting transfers.

WITHDRAWAL CHARGE

    Protective Life will deduct an administrative charge upon a Withdrawal. This charge is the lesser of 2% of the amount withdrawn or $25. This charge will be deducted from the amount withdrawn unless the Owner requests the charge to be deducted from the Policy Value in addition to the amount requested to be withdrawn. See "Withdrawal Privilege" for rules for allocating the deduction.

FUND EXPENSES

    The value of the net assets of each Sub-Account reflects the investment advisory fees and other expenses incurred by the corresponding Fund in which the Sub-Account invests. See the prospectus for each of the Funds.

EXCHANGE PRIVILEGE

    The Company is offering, where allowed by law, to owners of certain existing life policies (the "Existing Life Policy" and/or "Existing Life Policies") issued by it the opportunity to exchange such a life policy for this Policy. The Company reserves the right to modify, amend, terminate or suspend the Exchange Privilege at any time or from time to time. Owners of Existing Life Policies may, exchange their Existing Life Policies for this Policy. Owners of Existing Life Policies may also make a partial or full surrender from their Existing Life Policies and use the proceeds to purchase this Policy. All charges and deductions described in this prospectus are equally applicable to Policies purchased in an exchange. All charges and deductions may not be assessed under an Existing Life Policy in connection with an exchange, surrender, or partial surrender of an Existing Life Policy.

    The Policy differs from the Existing Life Policies in many significant respects. Most importantly, the Policy Value under this Policy may consist, entirely or in part, of Variable Account Value which fluctuates in response to the net investment return of the Variable Account. In contrast, the policy values under the Existing Life Policies always reflect interest credited by the Company. While a minimum rate of interest (typically 4 or 4 1/2 percent) is guaranteed, the Company in the past has credited interest at higher rates. Accordingly, policy values under the Existing Life Policies reflect changing current interest rates and do not vary with the investment performance of a Variable Account.

    Other significant differences between the Policy and the Existing Life Policies include: (1) additional charges applicable under the Policy not found in the Existing Life Policies; (2) different surrender charges; (3) different death benefits; and (4) differences in federal and state laws and regulations applicable to each of the types of policies.

    A table which generally summarizes the different charges under the respective policies is as follows. For more complete details owners of Existing Life Policies should refer to their policy forms for a complete description.

                               EXISTING LIFE POLICY                     POLICY

Sales Charges/Premium    Ranges from 0% to 12% of premium  None
 Expense Charge          payments in all policy years.
                         The premium expense charge can
                         vary by age.

Administrative Fees      Ranges from $4 to $5 monthly.     $3 per month in all Policy Years

Mortality and Expense    None                              A monthly charge equal to .062%
 Charges                                                    multiplied by the Variable
                                                            Account Value, (which is
                                                            equivalent to annual rate of
                                                            0.75% of such amount) during
                                                            Policy Years 1-10; and
                                                            currently a monthly charge
                                                            equal to .021% multiplied by
                                                            the Variable Account (which is
                                                            equivalent to 0.25% of such
                                                            amount) in Policy Years 11 and
                                                            thereafter. The guaranteed
                                                            monthly mortality and expense
                                                            risk charge is .075% multiplied
                                                            by the Variable Account Value
                                                            (which is equivalent to an
                                                            annual rate of approximately
                                                            0.90%) in all years.

Withdrawal Charges       $25                               The lesser of $25 or 2% of the
                                                            withdrawal amount requested.

Monthly Deductions       A monthly deduction consisting    A monthly deduction consisting
                          of: (1) cost of insurance         of: (1) cost of insurance
                          charges (2) administrative fees   charges (2) administrative fees
                          (see above) (3) any charges for   (see above) (3) monthly
                          supplemental riders. (applies     mortality and expense charges
                          to Existing Life Policies which   (see above) and (4) any charges
                          are universal life plans)         for supplemental riders.

Surrender Charges        Surrender charges vary by policy  None
                          type and are incurred during a
                          surrender charge period which
                          ranges from 0 years up to 19
                          years.

Guaranteed Interest      Ranges from 4% to 5%.             Only Fixed Account : 4%.
 Rate

EFFECT OF THE EXCHANGE OFFER

    1. This Policy will be issued to Existing Life Policy Owners. Evidence of insurability may be required.

    2. If an Existing Life Policy owner is within current issue age limits, the Owner may carry over existing Riders and/or Supplement Benefits if available with the Policy. Evidence of insurability may be required. An increase or addition of Riders &/or Supplemental Benefits will require full evidence of insurability.

    3. The Contestable and Suicide provisions in the Policy will begin again as of the effective date of the exchange, if evidence of insurability is required. If evidence of insurability is not required on the exchange, the Contestable and Suicide provisions will not begin again.

    TAX CONSIDERATIONS. Owners of Existing Life Policies should carefully consider whether it will be advantageous to replace an Existing Life Policy with a Policy. IT MAY NOT BE ADVANTAGEOUS TO EXCHANGE AN EXISTING LIFE POLICY FOR A POLICY (OR TO SURRENDER IN FULL OR IN PART AN EXISTING LIFE POLICY AND USE THE SURRENDER OR PARTIAL SURRENDER PROCEEDS TO PURCHASE A POLICY.)

    The Company believes that an exchange of an Existing Life Policy for a Policy generally should be treated as a nontaxable exchange within the meaning of Section 1035 of the Code. A Policy purchased in an exchange will generally be treated as a newly issued contract as of the effective date of the Policy. This could have various tax consequences. (See "Tax Considerations".)

    IF YOU SURRENDER YOUR EXISTING LIFE POLICY IN WHOLE OR IN PART AND AFTER RECEIPT OF THE PROCEEDS YOU USE THE SURRENDER PROCEEDS OR PARTIAL SURRENDER PROCEEDS TO PURCHASE A POLICY, IT WILL NOT BE TREATED AS A NON-TAXABLE EXCHANGE. THE SURRENDER PROCEEDS WILL GENERALLY BE INCLUDIBLE IN INCOME.

    Owners of Existing Life Policies should consult their tax advisers before exchanging an Existing Life Policy for this Policy, or before surrendering in whole or in part their Existing Life Policy and using the proceeds to purchase this Policy.

    SALES COMMISSIONS. Sales representatives offering the Policies to Existing Life Policies Owners will receive a standardized sales commission. In most cases, this sales commission will be somewhat less than that paid in connection with sales of the Policies to other purchasers. (See "Sale of Policies")

               ILLUSTRATIONS OF POLICY VALUES, SURRENDER VALUES,
                DEATH BENEFITS AND ACCUMULATED PREMIUM PAYMENTS

    The following tables have been prepared to illustrate hypothetically how certain values under a Policy change with investment performance over an extended period of time. The tables illustrate how Policy Values, Surrender Values and Death Benefits under a Policy covering an Insured of a given age on the Issue Date, would vary over time if planned premium payments were paid annually and the return on the assets in each of the Funds were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The tables also show planned periodic premiums accumulated at 5% interest compounded annually. THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by an Owner and prevailing rates. These illustrations assume that net premium is allocated equally among the Sub-Accounts available under the Policy, and that no amounts are allocated to the Fixed Account.

    The illustrations reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross after tax return of the selected Funds. The tables assume an average annual expense ratio of 0.88% of the average daily net assets of the Funds available under the Policies. This average annual expense ratio is based on the expense ratios of each of the Funds for the last fiscal year, adjusted, as appropriate, for any material changes in expenses effective for the current fiscal year of a Fund. For information on Fund expenses, see the prospectus for each of the Funds accompanying this prospectus.

    In addition, the illustrations reflect the monthly charge to the Variable Account for assuming mortality and expense risks, which is currently equal to
 .062% multiplied by the Variable Account Value, (which is equivalent to an annual rate of approximately 0.75% of such amount) during Policies Years 1-10 and .021% multiplied by the Variable Account Value (which is equivalent to an annual rate of approximately 0.25% of such amount) in Policy Years 11 and thereafter. The guaranteed monthly mortality and expense risk charge is equal to
 .075% multiplied by the Variable Account Value (which is equivalent to 0.90% of such amount). After deduction of Fund expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates for Policy Years 1-10 of -1.63%, 4.37% and 10.37%, respectively and for Policy Years 11 and thereafter -1.13%, 4.87% and 10.87%, respectively.

    The illustrations also reflect the deduction of the monthly administration fee and the monthly cost of insurance charge for the hypothetical Insured. Protective Life's current cost of insurance charges, and the guaranteed maximum cost of insurance charges that Protective Life has the contractual right to charge, are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account and assume no Policy Debt or charges for supplemental riders.

    The illustrations are based on Protective Life's sex distinct rates for nonsmokers. Upon request, Owner(s) will be furnished with a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return in addition to those illustrated in the following tables.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
MALE ISSUE AGE: 45                                                    NON-SMOKER

                         $4,500 ANNUAL PLANNED PREMIUM
                              $250,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 1
                     USING CURRENT COST OF INSURANCE RATES

                PREMIUM           0% HYPOTHETICAL              6% HYPOTHETICAL                12% HYPOTHETICAL
              ACCUMULATED    GROSS INVESTMENT RETURNS      GROSS INVESTMENT RETURNS       GROSS INVESTMENT RETURNS
     END OF       AT        ---------------------------  ----------------------------  -------------------------------
     POLICY   5% INTEREST   POLICY  SURRENDER    DEATH   POLICY   SURRENDER    DEATH    POLICY    SURRENDER    DEATH
AGE   YEAR     PER YEAR     VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE      VALUE     BENEFIT
---  ------   -----------   ------  ---------   -------  -------  ---------   -------  ---------  ---------  ---------
46      1         4,725     3,986     3,986     250,000    4,240     4,240    250,000      4,494     4,494     250,000
47      2         9,686     7,883     7,883     250,000    8,639     8,639    250,000      9,426     9,426     250,000
48      3        14,896     11,645   11,645     250,000   13,156    13,156    250,000     14,792    14,792     250,000
49      4        20,365     15,315   15,315     250,000   17,840    17,840    250,000     20,683    20,683     250,000
50      5        26,109     18,838   18,838     250,000   22,640    22,640    250,000     27,096    27,096     250,000
51      6        32,139     22,266   22,266     250,000   27,614    27,614    250,000     34,140    34,140     250,000
52      7        38,471     25,470   25,470     250,000   32,639    32,639    250,000     41,754    41,754     250,000
53      8        45,120     28,426   28,426     250,000   37,697    37,697    250,000     49,981    49,981     250,000
54      9        52,101     31,114   31,114     250,000   42,767    42,767    250,000     58,876    58,876     250,000
55     10        59,431     34,343   34,343     250,000   48,642    48,642    250,000     69,262    69,262     250,000
56     11        67,127     37,560   37,560     250,000   54,913    54,913    250,000     81,018    81,018     250,000
57     12        75,208     40,538   40,538     250,000   61,312    61,312    250,000     93,922    93,922     250,000
58     13        83,694     43,251   43,251     250,000   67,828    67,828    250,000    108,108   108,108     250,000
59     14        92,604     45,755   45,755     250,000   74,528    74,528    250,000    123,793   123,793     250,000
60     15       101,959     47,953   47,953     250,000   81,345    81,345    250,000    141,120   141,120     250,000
61     16       111,782     49,770   49,770     250,000   88,237    88,237    250,000    160,295   160,295     250,000
62     17       122,096     51,423   51,423     250,000   95,408    95,408    250,000    181,704   181,704     250,000
63     18       132,926     52,871   52,871     250,000  102,851   102,851    250,000    205,623   205,623     254,973
64     19       144,297     54,169   54,169     250,000  110,638   110,638    250,000    232,134   232,134     283,204
65     20       156,237     55,297   55,297     250,000  118,789   118,789    250,000    261,444   261,444     313,732
66     21       168,773     56,684   56,684     250,000  127,628   127,628    250,000    293,991   293,991     349,850
67     22       181,937     57,798   57,798     250,000  136,841   136,841    250,000    329,927   329,927     389,314
68     23       195,759     58,610   58,610     250,000  146,463   146,463    250,000    369,597   369,597     432,429
69     24       210,272     59,086   59,086     250,000  156,534   156,534    250,000    413,382   413,382     479,523
70     25       225,511     59,189   59,189     250,000  167,103   167,103    250,000    461,703   461,703     530,958
71     26       241,511     58,874   58,874     250,000  178,232   178,232    250,000    515,024   515,024     581,977
72     27       258,312     58,100   58,100     250,000  190,000   190,000    250,000    574,003   574,003     637,143
73     28       275,952     56,819   56,819     250,000  202,502   202,502    250,000    639,295   639,295     696,832
74     29       294,475     55,032   55,032     250,000  215,866   215,866    250,000    711,672   711,672     761,489
75     30       313,924     52,602   52,602     250,000  230,216   230,216    250,000    791,973   791,973     831,571
76     31       334,345     49,431   49,431     250,000  245,617   245,617    257,898    881,194   881,194     925,253
77     32       355,787     45,396   45,396     250,000  261,704   261,704    274,789    979,719   979,719   1,028,705
78     33       378,301     40,446   40,446     250,000  278,485   278,485    292,409  1,088,498  1,088,498  1,142,923
79     34       401,941     34,324   34,324     250,000  295,972   295,972    310,770  1,208,519  1,208,519  1,268,945
80     35       426,763     26,947   26,947     250,000  314,190   314,190    329,899  1,340,918  1,340,918  1,407,964
81     36       452,827     17,965   17,965     250,000  333,148   333,148    349,806  1,486,860  1,486,860  1,561,203
82     37       480,193     7,081     7,081     250,000  352,861   352,861    370,504  1,647,645  1,647,645  1,730,027
83     38       508,928         *         *          *   373,355   373,355    392,023  1,824,752  1,824,752  1,915,989
84     39       539,099         *         *          *   394,630   394,630    414,362  2,019,659  2,019,659  2,120,642
85     40       570,779         *         *          *   416,709   416,709    437,544  2,234,091  2,234,091  2,345,796
86     41       604,043         *         *          *   439,576   439,576    461,555  2,469,721  2,469,721  2,593,207
87     42       638,970         *         *          *   463,242   463,242    486,404  2,728,503  2,728,503  2,864,928
88     43       675,644         *         *          *   487,703   487,703    512,088  3,012,474  3,012,474  3,163,098
89     44       714,151         *         *          *   512,951   512,951    538,599  3,323,813  3,323,813  3,490,003
90     45       754,583         *         *          *   538,978   538,978    565,926  3,664,860  3,664,860  3,848,103
91     46       797,037         *         *          *   565,775   565,775    588,406  4,038,160  4,038,160  4,199,687
92     47       841,614         *         *          *   594,264   594,264    612,092  4,453,404  4,453,404  4,587,006
93     48       888,420         *         *          *   624,702   624,702    637,196  4,916,741  4,916,741  5,015,076
94     49       937,566         *         *          *   657,392   657,392    663,966  5,435,474  5,435,474  5,489,829
95     50       989,169         *         *          *   692,688   692,688    692,688  6,018,308  6,018,308  6,018,308
96     51     1,043,353         *         *          *   731,002   731,002    731,002  6,675,660  6,675,660  6,675,660
97     52     1,100,245         *         *          *   771,177   771,177    771,177  7,404,272  7,404,272  7,404,272
98     53     1,159,983         *         *          *   813,302   813,302    813,302  8,211,867  8,211,867  8,211,867
99     54     1,222,707         *         *          *   857,473   857,473    857,473  9,107,008  9,107,008  9,107,008
100    55     1,288,567         *         *          *   903,788   903,788    903,788  10,099,185 10,099,185 10,099,185

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Current values reflect applicable current cost of insurance rates, a monthly administrative charge of $3.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to .062% multiplied by the Variable Account Value, (which is equivalent to an annual rate of 0.75% of such amount) during Policy Years 1-10 and .021% multiplied by the Variable Account Value (which is equivalent to an annual rate of 0.25%) in Policy Years 11 and thereafter.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the planned premium payment is made at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.
    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
MALE ISSUE AGE: 45                                                    NON-SMOKER

                         $4,500 ANNUAL PLANNED PREMIUM
                              $250,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 1
                    USING GUARANTEED COST OF INSURANCE RATES

                PREMIUM          0% HYPOTHETICAL              6% HYPOTHETICAL                 12% HYPOTHETICAL
              ACCUMULATED    GROSS INVESTMENT RETURNS    GROSS INVESTMENT RETURNS         GROSS INVESTMENT RETURNS
      END OF       AT       --------------------------  ---------------------------  ----------------------------------
      POLICY  5% INTEREST   POLICY  SURRENDER   DEATH   POLICY   SURRENDER   DEATH      POLICY     SURRENDER    DEATH
AGE    YEAR     PER YEAR    VALUE     VALUE    BENEFIT   VALUE     VALUE    BENEFIT     VALUE        VALUE     BENEFIT
----  ------  ------------  ------  ---------  -------  -------  ---------  -------  ------------  ---------  ---------
 46      1         4,725    3,577     3,577    250,000    3,818     3,818   250,000         4,059     4,059     250,000
 47      2         9,686    7,039     7,039    250,000    7,743     7,743   250,000         8,476     8,476     250,000
 48      3        14,896    10,383   10,383    250,000   11,776    11,776   250,000        13,286    13,286     250,000
 49      4        20,365    13,608   13,608    250,000   15,919    15,919   250,000        18,527    18,527     250,000
 50      5        26,109    16,709   16,709    250,000   20,172    20,172   250,000        24,239    24,239     250,000
 51      6        32,139    19,685   19,685    250,000   24,537    24,537   250,000        30,473    30,473     250,000
 52      7        38,471    22,524   22,524    250,000   29,008    29,008   250,000        37,272    37,272     250,000
 53      8        45,120    25,215   25,215    250,000   33,577    33,577   250,000        44,688    44,688     250,000
 54      9        52,101    27,749   27,749    250,000   38,242    38,242   250,000        52,784    52,784     250,000
 55     10        59,431    30,110   30,110    250,000   42,993    42,993   250,000        61,623    61,623     250,000
 56     11        67,127    32,290   32,290    250,000   47,826    47,826   250,000        71,288    71,288     250,000
 57     12        75,208    34,276   34,276    250,000   52,738    52,738   250,000        81,867    81,867     250,000
 58     13        83,694    36,062   36,062    250,000   57,729    57,729   250,000        93,474    93,474     250,000
 59     14        92,604    37,639   37,639    250,000   62,799    62,799   250,000       106,231   106,231     250,000
 60     15       101,959    38,985   38,985    250,000   67,941    67,941   250,000       120,278   120,278     250,000
 61     16       111,782    40,081   40,081    250,000   73,146    73,146   250,000       135,777   135,777     250,000
 62     17       122,096    40,904   40,904    250,000   78,409    78,409   250,000       152,920   152,920     250,000
 63     18       132,926    41,419   41,419    250,000   83,714    83,714   250,000       171,929   171,929     250,000
 64     19       144,297    41,585   41,585    250,000   89,047    89,047   250,000       193,071   193,071     250,000
 65     20       156,237    41,359   41,359    250,000   94,392    94,392   250,000       216,588   216,588     259,905
 66     21       168,773    40,697   40,697    250,000   99,740    99,740   250,000       242,407   242,407     288,464
 67     22       181,937    39,561   39,561    250,000  105,090   105,090   250,000       270,660   270,660     319,379
 68     23       195,759    37,905   37,905    250,000  110,440   110,440   250,000       301,572   301,572     352,840
 69     24       210,272    35,677   35,677    250,000  115,792   115,792   250,000       335,392   335,392     389,055
 70     25       225,511    32,808   32,808    250,000  121,144   121,144   250,000       372,390   372,390     428,249
 71     26       241,511    29,191   29,191    250,000  126,479   126,479   250,000       412,857   412,857     466,529
 72     27       258,312    24,560   24,560    250,000  131,706   131,706   250,000       457,252   457,252     507,549
 73     28       275,952    18,997   18,997    250,000  136,936   136,936   250,000       506,084   506,084     551,631
 74     29       294,475    12,147   12,147    250,000  142,071   142,071   250,000       559,838   559,838     599,027
 75     30       313,924    3,756     3,756    250,000  147,089   147,089   250,000       619,131   619,131     650,088
 76     31       334,345        *         *         *   151,995   151,995   250,000       684,709   684,709     718,944
 77     32       355,787        *         *         *   156,801   156,801   250,000       756,474   756,474     794,298
 78     33       378,301        *         *         *   161,530   161,530   250,000       834,971   834,971     876,719
 79     34       401,941        *         *         *   166,215   166,215   250,000       920,786   920,786     966,825
 80     35       426,763        *         *         *   170,885   170,885   250,000     1,014,545  1,014,545  1,065,272
 81     36       452,827        *         *         *   175,554   175,554   250,000     1,116,903  1,116,903  1,172,748
 82     37       480,193        *         *         *   180,233   180,233   250,000     1,228,543  1,228,543  1,289,970
 83     38       508,928        *         *         *   184,933   184,933   250,000     1,350,166  1,350,166  1,417,675
 84     39       539,099        *         *         *   189,677   189,677   250,000     1,482,496  1,482,496  1,556,621
 85     40       570,779        *         *         *   194,525   194,525   250,000     1,626,293  1,626,293  1,707,608
 86     41       604,043        *         *         *   199,587   199,587   250,000     1,782,373  1,782,373  1,871,491
 87     42       638,970        *         *         *   205,031   205,031   250,000     1,951,602  1,951,602  2,049,182
 88     43       675,644        *         *         *   211,093   211,093   250,000     2,134,902  2,134,902  2,241,647
 89     44       714,151        *         *         *   218,113   218,113   250,000     2,333,266  2,333,266  2,449,929
 90     45       754,583        *         *         *   226,565   226,565   250,000     2,547,715  2,547,715  2,675,100
 91     46       797,037        *         *         *   237,126   237,126   250,000     2,779,282  2,779,282  2,890,454
 92     47       841,614        *         *         *   249,279   249,279   256,757     3,036,279  3,036,279  3,127,368
 93     48       888,420        *         *         *   262,309   262,309   267,555     3,322,811  3,322,811  3,389,267
 94     49       937,566        *         *         *   276,382   276,382   279,146     3,643,867  3,643,867  3,680,305
 95     50       989,169        *         *         *   291,696   291,696   291,696     4,005,560  4,005,560  4,005,560
 96     51     1,043,353        *         *         *   308,534   308,534   308,534     4,416,002  4,416,002  4,416,002
 97     52     1,100,245        *         *         *   326,075   326,075   326,075     4,867,997  4,867,997  4,867,997
 98     53     1,159,983        *         *         *   344,349   344,349   344,349     5,365,752  5,365,752  5,365,752
 99     54     1,222,707        *         *         *   363,386   363,386   363,386     5,913,901  5,913,901  5,913,901
100     55     1,288,567        *         *         *   383,219   383,219   383,219     6,517,544  6,517,544  6,517,544

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Guaranteed values reflect applicable guaranteed cost of insurance rates, a monthly administrative charge of $3.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount during all Policy Years.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the planned premium payment is made at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.
    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
MALE ISSUE AGE: 45                                                    NON-SMOKER

                         $10,000 ANNUAL PLANNED PREMIUM
                              $250,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 2
                     USING CURRENT COST OF INSURANCE RATES

                 PREMIUM           0% HYPOTHETICAL              6% HYPOTHETICAL                  12% HYPOTHETICAL
               ACCUMULATED    GROSS INVESTMENT RETURNS      GROSS INVESTMENT RETURNS         GROSS INVESTMENT RETURNS
      END OF       AT        ---------------------------  ----------------------------  ----------------------------------
      POLICY   5% INTEREST   POLICY  SURRENDER    DEATH   POLICY   SURRENDER    DEATH     POLICY    SURRENDER     DEATH
 AGE   YEAR     PER YEAR     VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE       VALUE      BENEFIT
----  ------   -----------   ------  ---------   -------  -------  ---------   -------  ----------  ----------  ----------
 46      1         10,500     9,390    9,390     259,390    9,971     9,971    259,971      10,552     10,552      260,552
 47      2         21,525    18,596   18,596     268,596   20,342    20,342    270,342      22,157     22,157      272,157
 48      3         33,101    27,571   27,571     277,571   31,077    31,077    281,077      34,868     34,868      284,868
 49      4         45,256    36,359   36,359     286,359   42,235    42,235    292,235      48,844     48,844      298,844
 50      5         58,019    44,901   44,901     294,901   53,771    53,771    303,771      64,148     64,148      314,148
 51      6         71,420    53,252   53,252     303,252   65,752    65,752    315,752      80,971     80,971      330,971
 52      7         85,491    61,270   61,270     311,270   78,047    78,047    328,047      99,315     99,315      349,315
 53      8        100,266    68,924   68,924     318,924   90,635    90,635    340,635     119,298    119,298      369,298
 54      9        115,779    76,184   76,184     326,184  103,491   103,491    353,491     141,051    141,051      391,051
 55     10        132,068    83,988   83,988     333,988  117,587   117,587    367,587     165,748    165,748      415,748
 56     11        149,171    91,936   91,936     341,936  132,760   132,760    382,760     193,746    193,746      443,746
 57     12        167,130    99,537   99,537     349,537  148,402   148,402    398,402     224,504    224,504      474,504
 58     13        185,986    106,753 106,753     356,753  164,497   164,497    414,497     258,279    258,279      508,279
 59     14        205,786    113,648 113,648     363,648  181,125   181,125    431,125     295,460    295,460      545,460
 60     15        226,575    120,099 120,099     370,099  198,183   198,183    448,183     336,283    336,283      586,283
 61     16        248,404    126,008 126,008     376,008  215,584   215,584    465,584     381,030    381,030      631,030
 62     17        271,324    131,645 131,645     381,645  233,619   233,619    483,619     430,410    430,410      680,410
 63     18        295,390    136,956 136,956     386,956  252,259   252,259    502,259     484,865    484,865      734,865
 64     19        320,660    142,015 142,015     392,015  271,604   271,604    521,604     545,017    545,017      795,017
 65     20        347,193    146,793 146,793     396,793  291,659   291,659    541,659     611,452    611,452      861,452
 66     21        375,052    151,850 151,850     401,850  313,031   313,031    563,031     685,444    685,444      935,444
 67     22        404,305    156,491 156,491     406,491  335,070   335,070    585,070     767,074    767,074    1,017,074
 68     23        435,020    160,677 160,677     410,677  357,764   357,764    607,764     857,125    857,125    1,107,125
 69     24        467,271    164,371 164,371     414,371  381,100   381,100    631,100     956,464    956,464    1,206,464
 70     25        501,135    167,527 167,527     417,527  405,056   405,056    655,056   1,066,043  1,066,043    1,316,043
 71     26        536,691    170,096 170,096     420,096  429,608   429,608    679,608   1,186,915  1,186,915    1,436,915
 72     27        574,026    172,040 172,040     422,040  454,735   454,735    704,735   1,320,255  1,320,255    1,570,255
 73     28        613,227    173,313 173,313     423,313  480,413   480,413    730,413   1,467,359  1,467,359    1,717,359
 74     29        654,388    173,945 173,945     423,945  506,690   506,690    756,690   1,629,742  1,629,742    1,879,742
 75     30        697,608    173,791 173,791     423,791  533,439   533,439    783,439   1,808,900  1,808,900    2,058,900
 76     31        742,988    172,774 172,774     422,774  560,593   560,593    810,593   2,006,557  2,006,557    2,256,557
 77     32        790,638    170,802 170,802     420,802  588,069   588,069    838,069   2,224,614  2,224,614    2,474,614
 78     33        840,670    167,892 167,892     417,892  615,888   615,888    865,888   2,465,286  2,465,286    2,715,286
 79     34        893,203    163,835 163,835     413,835  643,839   643,839    893,839   2,730,792  2,730,792    2,980,792
 80     35        948,363    158,668 158,668     408,668  671,953   671,953    921,953   3,023,849  3,023,849    3,273,849
 81     36      1,006,281    152,155 152,155     402,155  699,984   699,984    949,984   3,347,181  3,347,181    3,597,181
 82     37      1,067,095    144,195 144,195     394,195  727,804   727,804    977,804   3,703,943  3,703,943    3,953,943
 83     38      1,130,950    134,880 134,880     384,880  755,484   755,484    1,005,484  4,097,841 4,097,841    4,347,841
 84     39      1,197,998    123,931 123,931     373,931  782,712   782,712    1,032,712  4,532,589 4,532,589    4,782,589
 85     40      1,268,398    111,399 111,399     361,399  809,501   809,501    1,059,501  5,012,649 5,012,649    5,263,281
 86     41      1,342,318    96,908   96,908     346,908  835,421   835,421    1,085,421  5,541,275 5,541,275    5,818,339
 87     42      1,419,933    80,431   80,431     330,431  860,381   860,381    1,110,381  6,121,840 6,121,840    6,427,932
 88     43      1,501,430    61,816   61,816     311,816  884,152   884,152    1,134,152  6,758,917 6,758,917    7,096,863
 89     44      1,587,002    40,908   40,908     290,908  906,494   906,494    1,156,494  7,457,390 7,457,390    7,830,259
 90     45      1,676,852    17,581   17,581     267,581  927,180   927,180    1,177,180  8,222,513 8,222,513    8,633,639
 91     46      1,771,194         *        *          *   946,031   946,031    1,196,031  9,059,995 9,059,995    9,422,395
 92     47      1,870,254         *        *          *   963,009   963,009    1,213,009  9,991,575 9,991,575   10,291,322
 93     48      1,974,267         *        *          *   977,938   977,938    1,227,938 11,031,051 11,031,051  11,281,051
 94     49      2,083,480         *        *          *   990,633   990,633    1,240,633 12,191,263 12,191,263  12,441,263
 95     50      2,198,154         *        *          *   1,000,904 1,000,904  1,250,904 13,474,111 13,474,111  13,724,111
 96     51      2,318,562         *        *          *   1,008,543 1,008,543  1,258,543 14,892,796 14,892,796  15,142,796
 97     52      2,444,990         *        *          *   1,013,342 1,013,342  1,263,342 16,461,962 16,461,962  16,711,962
 98     53      2,577,739         *        *          *   1,015,085 1,015,085  1,265,085 18,197,838 18,197,838  18,447,838
 99     54      2,717,126         *        *          *   1,013,531 1,013,531  1,263,531 20,118,402 20,118,402  20,368,402
100     55      2,863,482         *        *          *   1,008,439 1,008,439  1,258,439 22,243,593 22,243,593  22,493,593

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Current values reflect applicable current cost of insurance rates, a monthly administrative charge of $3.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to .062% multiplied by the Variable Account Value, (which is equivalent to an annual rate of 0.75% of such amount) during Policy Years 1-10 and .021% multiplied by the Variable Account Value (which is equivalent to an annual rate of 0.25%) in Policy Years 11 and thereafter.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the planned premium payment is made at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.
    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
MALE ISSUE AGE: 45                                                    NON-SMOKER

                         $10,000 ANNUAL PLANNED PREMIUM
                              $250,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 2
                    USING GUARANTEED COST OF INSURANCE RATES

                PREMIUM           0% HYPOTHETICAL              6% HYPOTHETICAL                12% HYPOTHETICAL
              ACCUMULATED    GROSS INVESTMENT RETURNS      GROSS INVESTMENT RETURNS       GROSS INVESTMENT RETURNS
     END OF       AT        ---------------------------  ----------------------------  -------------------------------
     POLICY   5% INTEREST   POLICY  SURRENDER    DEATH   POLICY   SURRENDER    DEATH    POLICY    SURRENDER    DEATH
AGE   YEAR     PER YEAR     VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE      VALUE     BENEFIT
---  ------   -----------   ------  ---------   -------  -------  ---------   -------  ---------  ---------  ---------
46      1         10,500     8,967    8,967     258,967    9,534     9,534    259,534     10,101    10,101     260,101
47      2         21,525    17,709   17,709     267,709   19,397    19,397    269,397     21,154    21,154     271,154
48      3         33,101    26,225   26,225     276,225   29,599    29,599    279,599     33,250    33,250     283,250
49      4         45,256    34,513   34,513     284,513   40,148    40,148    290,148     46,489    46,489     296,489
50      5         58,019    42,569   42,569     292,569   51,048    51,048    301,048     60,977    60,977     310,977
51      6         71,420    50,390   50,390     300,390   62,309    62,309    312,309     76,833    76,833     326,833
52      7         85,491    57,965   57,965     307,965   73,929    73,929    323,929     94,180    94,180     344,180
53      8        100,266    65,279   65,279     315,279   85,903    85,903    335,903    113,148   113,148     363,148
54      9        115,779    72,323   72,323     322,323   98,233    98,233    348,233    133,887   133,887     383,887
55     10        132,068    79,080   79,080     329,080  110,909   110,909    360,909    156,551   156,551     406,551
56     11        149,171    85,536   85,536     335,536  123,928   123,928    373,928    181,318   181,318     431,318
57     12        167,130    91,678   91,678     341,678  137,285   137,285    387,285    208,379   208,379     458,379
58     13        185,986    97,499   97,499     347,499  150,980   150,980    400,980    237,954   237,954     487,954
59     14        205,786    102,986 102,986     352,986  165,009   165,009    415,009    270,278   270,278     520,278
60     15        226,575    108,117 108,117     358,117  179,356   179,356    429,356    305,597   305,597     555,597
61     16        248,404    112,867 112,867     362,867  194,004   194,004    444,004    344,185   344,185     594,185
62     17        271,324    117,212 117,212     367,212  208,932   208,932    458,932    386,336   386,336     636,336
63     18        295,390    121,113 121,113     371,113  224,105   224,105    474,105    432,365   432,365     682,365
64     19        320,660    124,527 124,527     374,527  239,479   239,479    489,479    482,609   482,609     732,609
65     20        347,193    127,408 127,408     377,408  255,008   255,008    505,008    537,436   537,436     787,436
66     21        375,052    129,714 129,714     379,714  270,645   270,645    520,645    597,257   597,257     847,257
67     22        404,305    131,417 131,417     381,417  286,355   286,355    536,355    662,535   662,535     912,535
68     23        435,020    132,480 132,480     382,480  302,092   302,092    552,092    733,773   733,773     983,773
69     24        467,271    132,869 132,869     382,869  317,809   317,809    567,809    811,526   811,526   1,061,526
70     25        501,135    132,537 132,537     382,537  333,446   333,446    583,446    896,390   896,390   1,146,390
71     26        536,691    131,403 131,403     381,403  348,902   348,902    598,902    988,987   988,987   1,238,987
72     27        574,026    129,226 129,226     379,226  363,906   363,906    613,906  1,089,826  1,089,826  1,339,826
73     28        613,227    126,179 126,179     376,179  378,599   378,599    628,599  1,199,909  1,199,909  1,449,909
74     29        654,388    121,972 121,972     371,972  392,653   392,653    642,653  1,319,844  1,319,844  1,569,844
75     30        697,608    116,475 116,475     366,475  405,885   405,885    655,885  1,450,468  1,450,468  1,700,468
76     31        742,988    109,609 109,609     359,609  418,157   418,157    668,157  1,592,757  1,592,757  1,842,757
77     32        790,638    101,302 101,302     351,302  429,328   429,328    679,328  1,747,789  1,747,789  1,997,789
78     33        840,670    91,499   91,499     341,499  439,269   439,269    689,269  1,916,767  1,916,767  2,166,767
79     34        893,203    80,160   80,160     330,160  447,862   447,862    697,862  2,101,034  2,101,034  2,351,034
80     35        948,363    67,207   67,207     317,207  454,940   454,940    704,940  2,302,025  2,302,025  2,552,025
81     36      1,006,281    52,490   52,490     302,490  460,256   460,256    710,256  2,521,243  2,521,243  2,771,243
82     37      1,067,095    35,811   35,811     285,811  463,500   463,500    713,500  2,760,290  2,760,290  3,010,290
83     38      1,130,950    16,912   16,912     266,912  464,283   464,283    714,283  3,020,862  3,020,862  3,270,862
84     39      1,197,998         *        *          *   462,168   462,168    712,168  3,304,793  3,304,793  3,554,793
85     40      1,268,398         *        *          *   456,754   456,754    706,754  3,614,160  3,614,160  3,864,160
86     41      1,342,318         *        *          *   447,696   447,696    697,696  3,951,323  3,951,323  4,201,323
87     42      1,419,933         *        *          *   434,699   434,699    684,699  4,318,951  4,318,951  4,568,951
88     43      1,501,430         *        *          *   417,489   417,489    667,489  4,720,014  4,720,014  4,970,014
89     44      1,587,002         *        *          *   395,852   395,852    645,852  5,157,645  5,157,645  5,415,527
90     45      1,676,852         *        *          *   369,515   369,515    619,515  5,631,783  5,631,783  5,913,372
91     46      1,771,194         *        *          *   338,141   338,141    588,141  6,143,772  6,143,772  6,393,772
92     47      1,870,254         *        *          *   301,309   301,309    551,309  6,711,848  6,711,848  6,961,848
93     48      1,974,267         *        *          *   258,445   258,445    508,445  7,334,469  7,334,469  7,584,469
94     49      2,083,480         *        *          *   208,759   208,759    458,759  8,014,937  8,014,937  8,264,937
95     50      2,198,154         *        *          *   150,573   150,573    400,573  8,757,674  8,757,674  9,007,674
96     51      2,318,562         *        *          *    80,733    80,733    330,733  9,566,098  9,566,098  9,816,098
97     52      2,444,990         *        *          *         *         *         *   10,441,124 10,441,124 10,691,124
98     53      2,577,739         *        *          *         *         *         *   11,377,681 11,377,681 11,627,681
99     54      2,717,126         *        *          *         *         *         *   12,357,555 12,357,555 12,607,555
100    55      2,863,482         *        *          *         *         *         *   13,356,769 13,356,769 13,606,769

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Guaranteed values reflect applicable guaranteed cost of insurance rates, a monthly administrative charge of $3.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount during all Policy Years.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the planned premium payment is made at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.
    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
FEMALE ISSUE AGE: 45                                                  NON-SMOKER

                         $3,750 ANNUAL PLANNED PREMIUM
                              $250,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 1
                     USING CURRENT COST OF INSURANCE RATES

                 PREMIUM            0% HYPOTHETICAL                6% HYPOTHETICAL                  12% HYPOTHETICAL
               ACCUMULATED      GROSS INVESTMENT RETURNS       GROSS INVESTMENT RETURNS         GROSS INVESTMENT RETURNS
      END OF       AT        ------------------------------  ----------------------------  ----------------------------------
      POLICY   5% INTEREST    POLICY    SURRENDER    DEATH   POLICY   SURRENDER    DEATH     POLICY    SURRENDER     DEATH
 AGE   YEAR     PER YEAR       VALUE      VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE       VALUE      BENEFIT
----  ------   -----------   ---------  ---------   -------  -------  ---------   -------  ----------  ----------  ----------
 46      1          3,938        3,144    3,144     250,000    3,350     3,350    250,000       3,556      3,556      250,000
 47      2          8,072        6,210    6,210     250,000    6,818     6,818    250,000       7,451      7,451      250,000
 48      3         12,413        9,196    9,196     250,000   10,406    10,406    250,000      11,717     11,717      250,000
 49      4         16,971       12,102   12,102     250,000   14,119    14,119    250,000      16,392     16,392      250,000
 50      5         21,757       14,836   14,836     250,000   17,868    17,868    250,000      21,426     21,426      250,000
 51      6         26,783       17,387   17,387     250,000   21,642    21,642    250,000      26,842     26,842      250,000
 52      7         32,059       20,327   20,327     250,000   26,021    26,021    250,000      33,266     33,266      250,000
 53      8         37,600       23,172   23,172     250,000   30,544    30,544    250,000      40,311     40,311      250,000
 54      9         43,417       25,922   25,922     250,000   35,219    35,219    250,000      48,044     48,044      250,000
 55     10         49,525       28,575   28,575     250,000   40,051    40,051    250,000      56,540     56,540      250,000
 56     11         55,939       31,214   31,214     250,000   45,200    45,200    250,000      66,140     66,140      250,000
 57     12         62,674       33,683   33,683     250,000   50,474    50,474    250,000      76,685     76,685      250,000
 58     13         69,745       35,991   35,991     250,000   55,892    55,892    250,000      88,302     88,302      250,000
 59     14         77,170       38,128   38,128     250,000   61,455    61,455    250,000     101,117    101,117      250,000
 60     15         84,966       40,085   40,085     250,000   67,168    67,168    250,000     115,280    115,280      250,000
 61     16         93,151       41,789   41,789     250,000   72,979    72,979    250,000     130,918    130,918      250,000
 62     17        101,746       43,402   43,402     250,000   79,045    79,045    250,000     148,334    148,334      250,000
 63     18        110,771       44,898   44,898     250,000   85,362    85,362    250,000     167,735    167,735      250,000
 64     19        120,247       46,340   46,340     250,000   92,002    92,002    250,000     189,402    189,402      250,000
 65     20        130,197       47,695   47,695     250,000   98,958    98,958    250,000     213,585    213,585      256,302
 66     21        140,645       49,247   49,247     250,000  106,469   106,469    250,000     240,473    240,473      286,163
 67     22        151,614       50,645   50,645     250,000  114,301   114,301    250,000     270,210    270,210      318,848
 68     23        163,132       51,891   51,891     250,000  122,484   122,484    250,000     303,102    303,102      354,630
 69     24        175,227       52,956   52,956     250,000  131,032   131,032    250,000     339,477    339,477      393,793
 70     25        187,925       53,842   53,842     250,000  139,984   139,984    250,000     379,707    379,707      436,664
 71     26        201,259       54,505   54,505     250,000  149,354   149,354    250,000     424,193    424,193      479,338
 72     27        215,260       54,939   54,939     250,000  159,188   159,188    250,000     473,453    473,453      525,533
 73     28        229,960       55,082   55,082     250,000  169,510   169,510    250,000     528,013    528,013      575,534
 74     29        245,396       54,913   54,913     250,000  180,378   180,378    250,000     588,479    588,479      629,672
 75     30        261,603       54,344   54,344     250,000  191,835   191,835    250,000     655,524    655,524      688,300
 76     31        278,621       53,339   53,339     250,000  203,963   203,963    250,000     729,933    729,933      766,430
 77     32        296,489       51,826   51,826     250,000  216,853   216,853    250,000     812,219    812,219      852,830
 78     33        315,251       49,712   49,712     250,000  230,618   230,618    250,000     903,183    903,183      948,342
 79     34        334,951       46,831   46,831     250,000  245,321   245,321    257,587   1,003,691  1,003,691    1,053,876
 80     35        355,636       43,115   43,115     250,000  260,683   260,683    273,718   1,114,713  1,114,713    1,170,449
 81     36        377,356       38,430   38,430     250,000  276,706   276,706    290,541   1,237,299  1,237,299    1,299,164
 82     37        400,161       32,616   32,616     250,000  293,405   293,405    308,075   1,372,594  1,372,594    1,441,223
 83     38        424,106       25,486   25,486     250,000  310,799   310,799    326,339   1,521,845  1,521,845    1,597,937
 84     39        449,249       16,697   16,697     250,000  328,893   328,893    345,338   1,686,367  1,686,367    1,770,686
 85     40        475,649        6,080    6,080     250,000  347,711   347,711    365,096   1,867,671  1,867,671    1,961,055
 86     41        503,369            *        *          *   367,265   367,265    385,628   2,067,360  2,067,360    2,170,728
 87     42        532,475            *        *          *   387,564   387,564    406,942   2,287,159  2,287,159    2,401,517
 88     43        563,036            *        *          *   408,617   408,617    429,048   2,528,944  2,528,944    2,655,391
 89     44        595,126            *        *          *   430,433   430,433    451,955   2,794,747  2,794,747    2,934,484
 90     45        628,819            *        *          *   453,017   453,017    475,667   3,086,758  3,086,758    3,241,096
 91     46        664,198            *        *          *   476,370   476,370    495,425   3,407,344  3,407,344    3,543,637
 92     47        701,345            *        *          *   501,078   501,078    516,110   3,763,426  3,763,426    3,876,328
 93     48        740,350            *        *          *   527,323   527,323    537,870   4,159,897  4,159,897    4,243,095
 94     49        781,305            *        *          *   555,322   555,322    560,875   4,602,530  4,602,530    4,648,556
 95     50        824,308            *        *          *   585,330   585,330    585,330   5,098,166  5,098,166    5,098,166
 96     51        869,461            *        *          *   617,645   617,645    617,645   5,654,941  5,654,941    5,654,941
 97     52        916,871            *        *          *   651,529   651,529    651,529   6,272,072  6,272,072    6,272,072
 98     53        966,652            *        *          *   687,059   687,059    687,059   6,956,102  6,956,102    6,956,102
 99     54      1,018,922            *        *          *   724,313   724,313    724,313   7,714,283  7,714,283    7,714,283
100     55      1,073,806            *        *          *   763,377   763,377    763,377   8,554,653  8,554,653    8,554,653

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Current values reflect applicable current cost of insurance rates, a monthly administrative charge of $3.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to .062% multiplied by the Variable Account Value, (which is equivalent to an annual rate of 0.75% of such amount) during Policy Years 1-10 and .021% multiplied by the Variable Account Value (which is equivalent to an annual rate of 0.25%) in Policy Years 11 and thereafter.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the planned premium payment is made at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.
    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
FEMALE ISSUE AGE: 45                                                  NON-SMOKER

                         $3,750 ANNUAL PLANNED PREMIUM
                              $250,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 1
                    USING GUARANTEED COST OF INSURANCE RATES

                 PREMIUM           0% HYPOTHETICAL              6% HYPOTHETICAL                12% HYPOTHETICAL
               ACCUMULATED    GROSS INVESTMENT RETURNS      GROSS INVESTMENT RETURNS       GROSS INVESTMENT RETURNS
      END OF       AT        ---------------------------  ----------------------------  -------------------------------
      POLICY   5% INTEREST   POLICY  SURRENDER    DEATH   POLICY   SURRENDER    DEATH    POLICY    SURRENDER    DEATH
AGE    YEAR     PER YEAR     VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE      VALUE     BENEFIT
----  ------   -----------   ------  ---------   -------  -------  ---------   -------  ---------  ---------  ---------
 46      1         3,938     2,919     2,919     250,000    3,117     3,117    250,000      3,316     3,316     250,000
 47      2         8,072     5,747     5,747     250,000    6,326     6,326    250,000      6,929     6,929     250,000
 48      3        12,413     8,481     8,481     250,000    9,624     9,624    250,000     10,864    10,864     250,000
 49      4        16,971     11,120   11,120     250,000   13,015    13,015    250,000     15,153    15,153     250,000
 50      5        21,757     13,663   13,663     250,000   16,500    16,500    250,000     19,833    19,833     250,000
 51      6        26,783     16,104   16,104     250,000   20,077    20,077    250,000     24,938    24,938     250,000
 52      7        32,059     18,441   18,441     250,000   23,747    23,747    250,000     30,511    30,511     250,000
 53      8        37,600     20,668   20,668     250,000   27,509    27,509    250,000     36,597    36,597     250,000
 54      9        43,417     22,775   22,775     250,000   31,355    31,355    250,000     43,242    43,242     250,000
 55     10        49,525     24,761   24,761     250,000   35,290    35,290    250,000     50,509    50,509     250,000
 56     11        55,939     26,625   26,625     250,000   39,316    39,316    250,000     58,465    58,465     250,000
 57     12        62,674     28,366   28,366     250,000   43,439    43,439    250,000     67,191    67,191     250,000
 58     13        69,745     29,988   29,988     250,000   47,668    47,668    250,000     76,778    76,778     250,000
 59     14        77,170     31,497   31,497     250,000   52,014    52,014    250,000     87,333    87,333     250,000
 60     15        84,966     32,891   32,891     250,000   56,483    56,483    250,000     98,968    98,968     250,000
 61     16        93,151     34,154   34,154     250,000   61,070    61,070    250,000    111,799   111,799     250,000
 62     17       101,746     35,267   35,267     250,000   65,766    65,766    250,000    125,962   125,962     250,000
 63     18       110,771     36,198   36,198     250,000   70,551    70,551    250,000    141,603   141,603     250,000
 64     19       120,247     36,905   36,905     250,000   75,402    75,402    250,000    158,893   158,893     250,000
 65     20       130,197     37,352   37,352     250,000   80,299    80,299    250,000    178,041   178,041     250,000
 66     21       140,645     37,519   37,519     250,000   85,239    85,239    250,000    199,304   199,304     250,000
 67     22       151,614     37,388   37,388     250,000   90,221    90,221    250,000    222,913   222,913     263,037
 68     23       163,132     36,956   36,956     250,000   95,260    95,260    250,000    248,837   248,837     291,139
 69     24       175,227     36,218   36,218     250,000  100,373   100,373    250,000    277,278   277,278     321,643
 70     25       187,925     35,151   35,151     250,000  105,563   105,563    250,000    308,483   308,483     354,755
 71     26       201,259     33,701   33,701     250,000  110,818   110,818    250,000    342,715   342,715     387,267
 72     27       215,260     31,785   31,785     250,000  116,113   116,113    250,000    380,347   380,347     422,186
 73     28       229,960     29,281   29,281     250,000  121,406   121,406    250,000    421,738   421,738     459,695
 74     29       245,396     26,043   26,043     250,000  126,651   126,651    250,000    467,297   467,297     500,007
 75     30       261,603     21,912   21,912     250,000  131,808   131,808    250,000    517,500   517,500     543,375
 76     31       278,621     16,727   16,727     250,000  136,855   136,855    250,000    572,912   572,912     601,558
 77     32       296,489     10,322   10,322     250,000  141,778   141,778    250,000    633,671   633,671     665,355
 78     33       315,251     2,518     2,518     250,000  146,577   146,577    250,000    700,262   700,262     735,275
 79     34       334,951         *         *          *   151,256   151,256    250,000    773,211   773,211     811,871
 80     35       355,636         *         *          *   155,806   155,806    250,000    853,080   853,080     895,734
 81     36       377,356         *         *          *   160,199   160,199    250,000    940,461   940,461     987,484
 82     37       400,161         *         *          *   164,392   164,392    250,000  1,035,975  1,035,975  1,087,774
 83     38       424,106         *         *          *   168,325   168,325    250,000  1,140,267  1,140,267  1,197,281
 84     39       449,249         *         *          *   171,925   171,925    250,000  1,254,002  1,254,002  1,316,702
 85     40       475,649         *         *          *   175,135   175,135    250,000  1,377,888  1,377,888  1,446,782
 86     41       503,369         *         *          *   177,889   177,889    250,000  1,512,660  1,512,660  1,588,293
 87     42       532,475         *         *          *   180,118   180,118    250,000  1,659,102  1,659,102  1,742,057
 88     43       563,036         *         *          *   181,721   181,721    250,000  1,818,014  1,818,014  1,908,915
 89     44       595,126         *         *          *   182,562   182,562    250,000  1,990,241  1,990,241  2,089,753
 90     45       628,819         *         *          *   182,427   182,427    250,000  2,176,622  2,176,622  2,285,453
 91     46       664,198         *         *          *   180,999   180,999    250,000  2,378,010  2,378,010  2,473,131
 92     47       701,345         *         *          *   177,777   177,777    250,000  2,600,725  2,600,725  2,678,746
 93     48       740,350         *         *          *   171,954   171,954    250,000  2,848,177  2,848,177  2,905,141
 94     49       781,305         *         *          *   162,170   162,170    250,000  3,124,569  3,124,569  3,155,814
 95     50       824,308         *         *          *   145,947   145,947    250,000  3,435,179  3,435,179  3,435,179
 96     51       869,461         *         *          *   118,279   118,279    250,000  3,787,049  3,787,049  3,787,049
 97     52       916,871         *         *          *    67,535    67,535    250,000  4,174,543  4,174,543  4,174,543
 98     53       966,652         *         *          *         *         *         *   4,601,267  4,601,267  4,601,267
 99     54     1,018,922         *         *          *         *         *         *   5,071,193  5,071,193  5,071,193
100     55     1,073,806         *         *          *         *         *         *   5,588,694  5,588,694  5,588,694

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Guaranteed values reflect applicable guaranteed cost of insurance rates, a monthly administrative charge of $3.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount during all Policy Years.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the planned premium payment is made at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.
    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
FEMALE ISSUE AGE: 45                                                  NON-SMOKER

                         $7,500 ANNUAL PLANNED PREMIUM
                              $250,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 2
                     USING CURRENT COST OF INSURANCE RATES

                 PREMIUM           0% HYPOTHETICAL              6% HYPOTHETICAL                12% HYPOTHETICAL
               ACCUMULATED    GROSS INVESTMENT RETURNS      GROSS INVESTMENT RETURNS       GROSS INVESTMENT RETURNS
      END OF       AT        ---------------------------  ----------------------------  -------------------------------
      POLICY   5% INTEREST   POLICY  SURRENDER    DEATH   POLICY   SURRENDER    DEATH    POLICY    SURRENDER    DEATH
 AGE   YEAR     PER YEAR     VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE      VALUE     BENEFIT
----  ------   -----------   ------  ---------   -------  -------  ---------   -------  ---------  ---------  ---------
 46      1         7,875      6,827    6,827     256,827    7,255     7,255    257,255      7,684      7,684    257,684
 47      2        16,144     13,508   13,508     263,508   14,790    14,790    264,790     16,123     16,123    266,123
 48      3        24,826     20,043   20,043     270,043   22,611    22,611    272,611     25,389     25,389    275,389
 49      4        33,942     26,430   26,430     276,430   30,729    30,729    280,729     35,565     35,565    285,565
 50      5        43,514     32,576   32,576     282,576   39,055    39,055    289,055     46,640     46,640    296,640
 51      6        53,565     38,462   38,462     288,462   47,578    47,578    297,578     58,686     58,686    308,686
 52      7        64,118     44,712   44,712     294,712   56,945    56,945    306,945     72,460     72,460    322,460
 53      8        75,199     50,802   50,802     300,802   66,657    66,657    316,657     87,590     87,590    337,590
 54      9        86,834     56,732   56,732     306,732   76,727    76,727    326,727    104,212    104,212    354,212
 55     10        99,051     62,500   62,500     312,500   87,166    87,166    337,166    122,475    122,475    372,475
 56     11       111,878     68,359   68,359     318,359   98,384    98,384    348,384    143,160    143,160    393,160
 57     12       125,347     73,980   73,980     323,980  109,970   109,970    359,970    165,903    165,903    415,903
 58     13       139,490     79,370   79,370     329,370  121,946   121,946    371,946    190,935    190,935    440,935
 59     14       154,339     84,516   84,516     334,516  134,313   134,313    384,313    218,484    218,484    468,484
 60     15       169,931     89,404   89,404     339,404  147,075   147,075    397,075    248,808    248,808    498,808
 61     16       186,303     93,943   93,943     343,943  160,153   160,153    410,153    282,106    282,106    532,106
 62     17       203,493     98,329   98,329     348,329  173,761   173,761    423,761    318,905    318,905    568,905
 63     18       221,543     102,529 102,529     352,529  187,889   187,889    437,889    359,549    359,549    609,549
 64     19       240,495     106,622 106,622     356,622  202,642   202,642    452,642    404,535    404,535    654,535
 65     20       260,394     110,565 110,565     360,565  218,004   218,004    468,004    454,286    454,286    704,286
 66     21       281,289     114,713 114,713     364,713  234,369   234,369    484,369    509,697    509,697    759,697
 67     22       303,229     118,627 118,627     368,627  251,335   251,335    501,335    570,915    570,915    820,915
 68     23       326,265     122,309 122,309     372,309  268,932   268,932    518,932    638,570    638,570    888,570
 69     24       350,453     125,721 125,721     375,721  287,147   287,147    537,147    713,316    713,316    963,316
 70     25       375,851     128,869 128,869     378,869  306,013   306,013    556,013    795,924    795,924  1,045,924
 71     26       402,518     131,692 131,692     381,692  325,498   325,498    575,498    887,179    887,179  1,137,179
 72     27       430,519     134,190 134,190     384,190  345,625   345,625    595,625    988,014    988,014  1,238,014
 73     28       459,920     136,281 136,281     386,281  366,339   366,339    616,339  1,099,378  1,099,378  1,349,378
 74     29       490,791     137,948 137,948     387,948  387,645   387,645    637,645  1,222,388  1,222,388  1,472,388
 75     30       523,206     139,082 139,082     389,082  409,454   409,454    659,454  1,358,184  1,358,184  1,608,184
 76     31       557,241     139,653 139,653     389,653  431,754   431,754    681,754  1,508,116  1,508,116  1,758,116
 77     32       592,978     139,584 139,584     389,584  454,484   454,484    704,484  1,673,627  1,673,627  1,923,627
 78     33       630,502     138,785 138,785     388,785  477,562   477,562    727,562  1,856,301  1,856,301  2,106,301
 79     34       669,902     137,086 137,086     387,086  500,821   500,821    750,821  2,057,810  2,057,810  2,307,810
 80     35       711,272     134,457 134,457     384,457  524,231   524,231    774,231  2,280,154  2,280,154  2,530,154
 81     36       754,711     130,806 130,806     380,806  547,692   547,692    797,692  2,525,481  2,525,481  2,775,481
 82     37       800,322     126,037 126,037     376,037  571,094   571,094    821,094  2,796,168  2,796,168  3,046,168
 83     38       848,213     120,055 120,055     370,055  594,325   594,325    844,325  3,094,850  3,094,850  3,344,850
 84     39       898,498     112,637 112,637     362,637  617,132   617,132    867,132  3,424,310  3,424,310  3,674,310
 85     40       951,298     103,810 103,810     353,810  639,505   639,505    889,505  3,787,896  3,787,896  4,037,896
 86     41     1,006,738     93,484   93,484     343,484  661,313   661,313    911,313  4,189,194  4,189,194  4,439,194
 87     42     1,064,950     81,533   81,533     331,533  682,382   682,382    932,382  4,632,140  4,632,140  4,882,140
 88     43     1,126,073     67,858   67,858     317,858  702,556   702,556    952,556  5,121,086  5,121,086  5,377,140
 89     44     1,190,251     52,368   52,368     302,368  721,675   721,675    971,675  5,659,269  5,659,269  5,942,232
 90     45     1,257,639     34,966   34,966     284,966  739,567   739,567    989,567  6,250,518  6,250,518  6,563,044
 91     46     1,328,396     15,560   15,560     265,560  756,057   756,057    1,006,057 6,899,622 6,899,622  7,175,607
 92     47     1,402,690          *        *           *  771,013   771,013    1,021,013 7,620,598 7,620,598  7,870,598
 93     48     1,480,700          *        *           *  784,245   784,245    1,034,245 8,421,943 8,421,943  8,671,943
 94     49     1,562,610          *        *           *  795,561   795,561    1,045,561 9,307,524 9,307,524  9,557,524
 95     50     1,648,615          *        *           *  804,756   804,756    1,054,756 10,286,352 10,286,352 10,536,352
 96     51     1,738,921          *        *           *  811,620   811,620    1,061,620 11,368,425 11,368,425 11,618,425
 97     52     1,833,742          *        *           *  815,924   815,924    1,065,924 12,564,814 12,564,814 12,814,814
 98     53     1,933,304          *        *           *  817,432   817,432    1,067,432 13,887,799 13,887,799 14,137,799
 99     54     2,037,845          *        *           *  815,898   815,898    1,065,898 15,350,988 15,350,988 15,600,988
100     55     2,147,612          *        *           *  811,061   811,061    1,061,061 16,969,462 16,969,462 17,219,462

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Current values reflect applicable current cost of insurance rates, a monthly administrative charge of $3.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to .062% multiplied by the Variable Account Value (which is equivalent to an annual rate of 0.75% of such amount) during Policy Years 1-10 and .021% multiplied by the Variable Account Value (which is equivalent to an annual rate of 0.25%) in Policy Years 11 and thereafter.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the planned premium payment is made at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.
    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
FEMALE ISSUE AGE: 45                                                  NON-SMOKER

                         $7,500 ANNUAL PLANNED PREMIUM
                              $250,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 2
                    USING GUARANTEED COST OF INSURANCE RATES

                 PREMIUM           0% HYPOTHETICAL              6% HYPOTHETICAL                12% HYPOTHETICAL
               ACCUMULATED    GROSS INVESTMENT RETURNS      GROSS INVESTMENT RETURNS       GROSS INVESTMENT RETURNS
      END OF       AT        ---------------------------  ----------------------------  -------------------------------
      POLICY   5% INTEREST   POLICY  SURRENDER    DEATH   POLICY   SURRENDER    DEATH    POLICY    SURRENDER    DEATH
 AGE   YEAR     PER YEAR     VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE      VALUE     BENEFIT
----  ------   -----------   ------  ---------   -------  -------  ---------   -------  ---------  ---------  ---------
 46      1         7,875      6,593    6,593     256,593    7,013     7,013    257,013      7,435     7,435     257,435
 47      2        16,144     13,020   13,020     263,020   14,269    14,269    264,269     15,570    15,570     265,570
 48      3        24,826     19,279   19,279     269,279   21,772    21,772    271,772     24,471    24,471     274,471
 49      4        33,942     25,368   25,368     275,368   29,528    29,528    279,528     34,211    34,211     284,211
 50      5        43,514     31,287   31,287     281,287   37,543    37,543    287,543     44,870    44,870     294,870
 51      6        53,565     37,030   37,030     287,030   45,819    45,819    295,819     56,532    56,532     306,532
 52      7        64,118     42,596   42,596     292,596   54,362    54,362    304,362     69,294    69,294     319,294
 53      8        75,199     47,976   47,976     297,976   63,173    63,173    313,173     83,255    83,255     333,255
 54      9        86,834     53,159   53,159     303,159   72,247    72,247    322,247     98,522    98,522     348,522
 55     10        99,051     58,147   58,147     308,147   81,593    81,593    331,593    115,224   115,224     365,224
 56     11       111,878     62,936   62,936     312,936   91,214    91,214    341,214    133,499   133,499     383,499
 57     12       125,347     67,526   67,526     317,526  101,120   101,120    351,120    153,503   153,503     403,503
 58     13       139,490     71,922   71,922     321,922  111,323   111,323    361,323    175,411   175,411     425,411
 59     14       154,339     76,130   76,130     326,130  121,839   121,839    371,839    199,421   199,421     449,421
 60     15       169,931     80,149   80,149     330,149  132,675   132,675    382,675    225,738   225,738     475,738
 61     16       186,303     83,960   83,960     333,960  143,823   143,823    393,823    254,575   254,575     504,575
 62     17       203,493     87,543   87,543     337,543  155,271   155,271    405,271    286,160   286,160     536,160
 63     18       221,543     90,859   90,859     340,859  166,987   166,987    416,987    320,727   320,727     570,727
 64     19       240,495     93,863   93,863     343,863  178,930   178,930    428,930    358,522   358,522     608,522
 65     20       260,394     96,511   96,511     346,511  191,061   191,061    441,061    399,823   399,823     649,823
 66     21       281,289     98,785   98,785     348,785  203,360   203,360    453,360    444,957   444,957     694,957
 67     22       303,229     100,668 100,668     350,668  215,811   215,811    465,811    494,286   494,286     744,286
 68     23       326,265     102,161 102,161     352,161  228,414   228,414    478,414    548,230   548,230     798,230
 69     24       350,453     103,269 103,269     353,269  241,173   241,173    491,173    607,253   607,253     857,253
 70     25       375,851     103,973 103,973     353,973  254,068   254,068    504,068    671,843   671,843     921,843
 71     26       402,518     104,221 104,221     354,221  267,044   267,044    517,044    742,500   742,500     992,500
 72     27       430,519     103,934 103,934     353,934  280,014   280,014    530,014    819,745   819,745   1,069,745
 73     28       459,920     102,995 102,995     352,995  292,847   292,847    542,847    904,112   904,112   1,154,112
 74     29       490,791     101,271 101,271     351,271  305,390   305,390    555,390    996,167   996,167   1,246,167
 75     30       523,206     98,634   98,634     348,634  317,482   317,482    567,482  1,096,538  1,096,538  1,346,538
 76     31       557,241     94,975   94,975     344,975  328,977   328,977    578,977  1,205,933  1,205,933  1,455,933
 77     32       592,978     90,208   90,208     340,208  339,741   339,741    589,741  1,325,154  1,325,154  1,575,154
 78     33       630,502     84,264   84,264     334,264  349,652   349,652    599,652  1,455,103  1,455,103  1,705,103
 79     34       669,902     77,075   77,075     327,075  358,583   358,583    608,583  1,596,772  1,596,772  1,846,772
 80     35       711,272     68,537   68,537     318,537  366,364   366,364    616,364  1,751,213  1,751,213  2,001,213
 81     36       754,711     58,486   58,486     308,486  372,752   372,752    622,752  1,919,518  1,919,518  2,169,518
 82     37       800,322     46,703   46,703     296,703  377,436   377,436    627,436  2,102,831  2,102,831  2,352,831
 83     38       848,213     32,921   32,921     282,921  380,035   380,035    630,035  2,302,351  2,302,351  2,552,351
 84     39       898,498     16,833   16,833     266,833  380,111   380,111    630,111  2,519,359  2,519,359  2,769,359
 85     40       951,298          *        *           *  377,270   377,270    627,270  2,755,325  2,755,325  3,005,325
 86     41     1,006,738          *        *           *  371,103   371,103    621,103  3,011,875  3,011,875  3,261,875
 87     42     1,064,950          *        *           *  361,243   361,243    611,243  3,290,857  3,290,857  3,540,857
 88     43     1,126,073          *        *           *  347,286   347,286    597,286  3,594,284  3,594,284  3,844,284
 89     44     1,190,251          *        *           *  328,849   328,849    578,849  3,924,414  3,924,414  4,174,414
 90     45     1,257,639          *        *           *  305,474   305,474    555,474  4,283,669  4,283,669  4,533,669
 91     46     1,328,396          *        *           *  276,685   276,685    526,685  4,674,721  4,674,721  4,924,721
 92     47     1,402,690          *        *           *  241,896   241,896    491,896  5,100,419  5,100,419  5,350,419
 93     48     1,480,700          *        *           *  200,358   200,358    450,358  5,563,755  5,563,755  5,813,755
 94     49     1,562,610          *        *           *  151,032   151,032    401,032  6,067,760  6,067,760  6,317,760
 95     50     1,648,615          *        *           *   92,203    92,203    342,203  6,615,118  6,615,118  6,865,118
 96     51     1,738,921          *        *           *   20,723    20,723    270,723  7,207,384  7,207,384  7,457,384
 97     52     1,833,742          *        *           *        *         *          *  7,843,329  7,843,329  8,093,329
 98     53     1,933,304          *        *           *        *         *          *  8,515,623  8,515,623  8,765,623
 99     54     2,037,845          *        *           *        *         *          *  9,203,616  9,203,616  9,453,616
100     55     2,147,612          *        *           *        *         *          *  9,880,771  9,880,771  10,130,771

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*   In the absence of an additional premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Guaranteed values reflect applicable guaranteed cost of insurance rates, a monthly administrative charge of $3.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount during all Policy Years.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the planned premium payment is made at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.
    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                      OTHER POLICY BENEFITS AND PROVISIONS

LIMITS ON RIGHTS TO CONTEST THE POLICY

    INCONTESTABILITY. Protective Life will not contest the Policy, or any supplemental rider, after the Policy or rider has been in force during the Insured's lifetime for two years from the Policy Effective Date or the effective date of the rider, unless fraud is involved. Any increase in the Face Amount will be incontestable with respect to statements made in the evidence of insurability for that increase after the increase has been in force during the life of the Insured for two years after the effective date of the increase.

    SUICIDE EXCLUSION. If the Insured dies by suicide, while sane or insane, within two years after the Policy Effective Date, the Death Benefit will be limited to the premium payments made before death, less any Policy Debt and any withdrawals. If the Insured dies by suicide within two years after an increase in Face Amount, the Death Benefit with respect to the increase will be limited to the sum of the monthly cost of insurance charges made for that increase.

CHANGES IN THE POLICY OR BENEFITS

    MISSTATEMENT OF AGE OR SEX. If the Insured's age or sex has been misstated in the application for the Policy or in any application for supplemental riders, the Death Benefit under the Policy or such supplemental riders is the amount which would have been provided by the most recent cost of insurance charge, and the cost of such supplemental riders, at the correct age and sex.

    OTHER CHANGES. At any time Protective Life may make such changes in the Policy as are necessary to assure compliance with any applicable laws, regulations or rulings issued by a government agency. This includes, but is not limited to, changes necessary to comply at all times with the definition of life insurance prescribed by the Code. Any such changes will apply uniformly to all affected Policies and Owners will receive notification of such changes.

SUSPENSION OR DELAY IN PAYMENTS

    Protective Life will ordinarily pay any Death Benefit proceeds, Policy loans, withdrawals, or surrenders within seven calendar days after receipt at the Home Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of all required documents. However, Protective Life may delay making a payment or processing a transfer request if
(1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading on the Exchange is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Variable Account assets is not reasonably practicable; or (2) the SEC by order permits postponement of payment to protect Owners. See also "Payments from the Fixed Account".

REPORTS TO POLICY OWNERS

    Each year you will be sent a report at your last known address showing, as of the end of the current report period: the Death Benefit; Policy Value; Fixed Account Value; Variable Account Value; Loan Account Value; Sub-Account Values; premiums paid since the last report; withdrawals since the last report; any Policy loans and accrued interest; Surrender Value; current premium allocations; charges deducted since the last report; and any other information required by law. You will also be sent an annual and a semi-annual report for each Fund underlying a Sub-Account to which you have allocated Policy Value, including a list of the securities held in each Fund, as required by the 1940 Act. In addition, when you pay premiums or request any other financial transaction under your Policy you will receive a written confirmation of these transactions.

ASSIGNMENT

    The Policy may be assigned in accordance with its terms. In order for any assignment to be binding upon Protective Life, it must be in writing and filed at the Home Office. Once Protective Life has received a signed copy of the assignment, the Owner's rights and the interest of any beneficiary (or any other person) will be subject to the assignment. Protective Life assumes no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any Policy Debt. An assignment may result in certain amounts being subject to income tax and a 10% penalty tax. See "Tax Considerations".

ARBITRATION

    The Policy provides that any controversy, dispute or claim by any Owner(s), Insured, or beneficiary (a "claimant") arising out of insurance provided under the Policy will be submitted to binding arbitration pursuant to the Federal Arbitration Act. Arbitration will be binding upon any claimant as well as Protective Life and may not be set aside in later litigation except upon the limited circumstances set forth in the Federal Arbitration Act. Arbitration expenses will be borne by the losing party or in such proportion as the arbitrator(s) shall decide. Consult the Policy for additional information. This provision does not apply to Policies issued in certain states.

SUPPLEMENTAL RIDERS

    The following supplemental riders are available and may be added to your Policy. Monthly charges for these riders will be deducted from your Policy Value as part of the monthly deduction (see "Monthly Deduction"). The supplemental riders available with the Policies provide fixed benefits that do not vary with the investment experience of the Variable Account.

    CHILDREN'S TERM LIFE INSURANCE RIDER. Provides a death benefit payable on the death of a covered child. More than one child can be covered. There is no cash value for this benefit.

    ACCIDENTAL DEATH BENEFIT RIDER. Provides an additional death benefit payable if the Insured's death results from certain accidental causes. There is no cash value for this benefit.

    DISABILITY BENEFIT RIDER. Provides for the crediting of a specific premium to a Policy on each Monthly Anniversary during the total disability of the Insured. After the Insured has been totally disabled (as defined in the rider) for six months, Protective Life will credit premium to the Policy equal to the disability benefit amount shown in the Policy multiplied by the number of Monthly Anniversary Days that have occurred since the onset of total disability. Monthly Anniversary Days that occur more than one calendar year prior to the date that We receive a claim under a rider are not included for the purpose of this calculation. Subsequent to the time that the Insured has been totally disabled for six months, We will credit a premium equal to the disability benefit amount on each Monthly Anniversary Day. The Owner may change the disability benefit amount by written notice received by Protective Life at the Home Office at any time before the Insured becomes totally disabled. Increases are subject to evidence of insurability.

    GUARANTEED INSURABILITY RIDER. Provides the right to increase the Face Amount of your Policy under two options. The Option exercise date depends on the rider selected: Variable Option or Survivor's Choice. Under the Variable Option you can increase the Face Amount at designated future points in time (selected at issue) without evidence of insurability. Under the Survivor's Choice Option, you specify (at issue) a designated life (other than the Insured). When the designated person dies, the Owner has the option to increase the Face Amount without evidence of insurability. See "Changing the Face Amount".

    PROTECTED INSURABILITY BENEFIT RIDER. Provides the right to increase the Face Amount of your Policy at designated option dates at age 25, 28, 31, 34, 37 and 40 without evidence of insurability.

    TERM RIDER FOR COVERED INSURED (CIR). Provides an additional death benefit payable on the death of the covered Insured without increasing the Policy's Face Amount. The CIR may be purchased at the time the Policy is issued (or later, subject to availability and additional underwriting). A CIR may be canceled separately from the Policy (I.E., it can be canceled without causing the Policy to be canceled or to lapse). There is no cash or loan value for this benefit.

    Additional rules and limits apply to these supplemental riders. Not all such riders may be available at any time, and supplemental riders in addition to those listed above may be made available. Please ask your Protective Life agent for further information, or contact the Home Office.

REINSURANCE

    The Company may reinsure a portion of the risks assumed under the Policies.

                               USES OF THE POLICY

    Life insurance, including variable life insurance, can be used to provide for many individual and business needs, in addition to providing a death benefit. Possible applications of a variable life insurance policy, such as this Policy include: (1) serving as vehicle for accumulating funds for a college education, (2) estate planning, (3) serving as an investment vehicle on various types of deferred compensation arrangements, (4) buy-sell arrangements, (5) split dollar arrangements, and (6) a supplement to other retirement plans.

    As with any investment, using this Policy under these or other applications entails certain risks. For example, if investment performance of Sub-Accounts to which Policy Value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate Cash Value or Surrender Value sufficient to adequately fund the application for which the Policy was purchased. Similarly, certain transactions under a Policy entail risks in connection with the application for which the Policy is purchased. Withdrawals, policy loans and interest paid on policy loans may significantly affect current and future Policy Value, Cash Value, Surrender Value or Death Benefit Proceeds. If, for example, a policy loan is taken but not repaid prior to the death of the Insured, the Policy Debt is subtracted from the Death Benefit in computing the Death Benefit Proceeds to be paid to a beneficiary.

    Prior to utilizing this Policy for the above applications you should consider whether the anticipated duration of the Policy is appropriate for the application for which you intend to purchase it.

    In addition, you need to consider the tax implications of using the Policy with these applications. (The tax implications of using this Policy with these applications can be complex and generally are not addressed in the discussion of "Tax Considerations" below.) Loans and withdrawals will affect the Policy Value and Death Benefit. There may be penalties and taxes if the policy is surrendered, lapses, matures or if a withdrawal is made. BECAUSE OF THESE RISKS, YOU NEED TO CAREFULLY CONSIDER HOW YOU USE THIS POLICY. THIS POLICY MAY NOT BE SUITABLE FOR ALL PERSONS, UNDER ANY OF THESE APPLICATIONS.

                               TAX CONSIDERATIONS

INTRODUCTION

    The following discussion of the federal income tax treatment of the Policy is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Policy is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

    This discussion does not address state or local tax consequences associated with the purchase of the Policy. In addition, PROTECTIVE LIFE MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE OR LOCAL -- OF ANY POLICY OR OF ANY TRANSACTION INVOLVING A POLICY.

TAX STATUS OF PROTECTIVE LIFE

    Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of Protective Life, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, Protective Life is not taxed on investment income and realized capital gains of the Variable Account, although Protective Life's federal taxes are increased in respect of the Policies because of the federal tax law's treatment of deferred acquisition costs. Currently, a charge for federal income taxes is not deducted from the Sub-Accounts or the Policy's Cash Value. Protective Life reserves the right in the future to make a charge against the Variable Account or the Value of a Policy for any federal, state, or local income taxes that it incurs and determines to be properly attributable to the Variable Account or the Policy. Protective Life will promptly notify the Owner of any such charge.

TAXATION OF LIFE INSURANCE POLICIES

    TAX STATUS OF THE POLICY. Section 7702 of the Code establishes a statutory definition of life insurance for federal tax purposes. Protective Life believes that the Policy will meet the current statutory definition of life insurance, which places limitations on the amount of premiums that may be paid and the Policy Values that can accumulate relative to the Death Benefit. As a result, the Death Benefit payable under the Policy will generally be excludable from the Beneficiary's gross income, and interest and other income credited under the Policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the Policy prior to the Insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) Protective Life, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes.

        DIVERSIFICATION REQUIREMENTS. The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified". If the Variable Account fails to comply with these diversification standards, the Policy will not be treated as a life insurance contract for federal income tax purposes and the Owner would generally be taxable currently on the income on the contract (as defined in the tax law). Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

        OWNERSHIP TREATMENT. In certain circumstances, variable life insurance contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includible in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account". This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a segregated asset account] without being treated as owners of the underlying assets". As of the date of this prospectus, no such guidance has been issued.

        The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of the assets of a segregated asset account. For example, the Owner of this Policy has the choice of more investment options to which to allocate Premium Payments and Variable Account Values, and may be able to transfer among investment options more frequently, than in such rulings. These differences could result in the Policy Owner being treated as the owner of a portion of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, Protective Life does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. Protective Life therefore reserves the right to modify the Policy as necessary to attempt to prevent Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance that such efforts would be successful.

    The remainder of this discussion assumes that the Policy will be treated as a life insurance contract for federal tax purposes.

    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the Death Benefit Proceeds payable from a Policy by reason of the death of the Insured is excludable from gross income under Section 101 of the Code. Certain transfers of the Policy for valuable consideration, however, may result in a portion of the Death Benefit Proceeds being taxable.

    If the Death Benefit Proceeds are not received in a lump sum and are, instead, applied under either Settlement Options 1, 2, or 4, generally payments will be prorated between amounts attributable to the Death Benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the Insured's death) which will be includible in the beneficiary's income. If the Death Benefit Proceeds are applied under Option 3 (Interest Income), the interest payments will be includible in the beneficiary's income.

    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in an Owner's Policy Value is generally not taxable to the Owner unless amounts are received (or are deemed to be received) from the Policy prior to the Insured's death. If there is a surrender of the Policy, an amount equal to the excess of the Cash Value over the "investment in the contract" will be includible in the Owner's income. The "investment in the contract" generally is the aggregate premiums paid less the aggregate amount received under the Policy previously to the extent such amounts received were excludable from gross income. Whether withdrawals (or other amounts deemed to be distributed) from the Policy constitute income to the Owner depends, in part, upon whether the Policy is considered a "modified endowment contract" ("MEC") for federal income tax purposes.

    POLICIES NOT OWNED BY INDIVIDUALS. In the case of Policies issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a Policy even if no loans are taken under the Policy. An exception to the latter rule is provided for certain life insurance contracts which cover the life of an individual who is a 20-percent owner, or an officer, director, or employee of, a trade or business. Entities that are considering purchasing the Policy, or entities that will be beneficiaries under a Policy, should consult a tax advisor.

POLICIES WHICH ARE NOT MECS

        TAX TREATMENT OF WITHDRAWALS GENERALLY. If the Policy is not a MEC (described below), the amount of any withdrawal from the Policy generally will be treated first as non-taxable recovery of premium and then as income from the Policy. Thus, a withdrawal from a Policy that is not a MEC generally will not be includible in income except to the extent it exceeds the investment in the contract immediately before the withdrawal.

        CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS. As indicated above, Section 7702 places limitations on the amount of premiums that may be paid and the Policy Values that can accumulate relative to the Death Benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the Policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income notwithstanding the general rule described in the preceding paragraph. A reduction in benefits may result upon a decrease in the Face Amount, a change from one Death Benefit Option to the other, if withdrawals are made, and in certain other instances.

        TAX TREATMENT OF LOANS. If a Policy is not classified as a MEC, a loan received under the Policy generally will be treated as indebtedness of the Owner. As a result, no part of any loan under a Policy will constitute income to the Owner so long as the Policy remains in force. If a Policy lapses when a loan is outstanding, the amount of the loan outstanding will be treated as the proceeds of a surrender for purposes of determining whether any amounts are includable in the Owner's income.

        Generally, interest paid on any loans under this Policy will not be tax deductible. The non-deductibility of interest includes interest paid or accrued on indebtedness with respect to one or more life insurance policies owned by a taxpayer covering any individual who is or has been an officer or employee of, or financially interested in, any trade or business carried on by the taxpayer. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. In the case of interest paid in connection with a loan with respect to a Policy covering the life of any key person, interest is deductible only to the extent that the aggregate amount of loans under one or more life insurance policies does not exceed $50,000. Further, even as to such loans up to $50,000, interest would not be deductible if the Policy were deemed for federal tax purposes to be a single premium life insurance policy or, in certain circumstances, if the loans were treated as "systematic borrowing" within the meaning of the tax law. A "key person" is an individual who is either an officer or a twenty percent owner of the taxpayer. The maximum number of individuals who can be treated as key persons may not exceed the greater of (1) 5 individuals or (2) the lesser of 5 percent of the total number of officers and employees of the taxpayer or 20 individuals. Owners should consult a tax advisor regarding the deductibility of interest incurred in connection with this Policy.

POLICIES WHICH ARE MECS

        CHARACTERIZATION OF A POLICY AS A MEC. In general, a Policy will be considered a MEC for federal income tax purposes if (1) the Policy is received in exchange for a life insurance contract that was a MEC, or (2) the Policy is entered into after June 21, 1988 and premiums are paid into the Policy more rapidly than the rate defined by a "7-Pay Test". This test generally provides that a Policy will fail this test (and thus be considered a MEC) if the accumulated amount paid under the Policy at any time during the 1st 7 Policy Years exceeds the cumulative sum of the net level premiums which would have been paid to that time if the Policy provided for paid-up future benefits after the payment of 7 level annual premiums. A material change of the Policy (as defined in the tax law) will generally result in a re-application of the 7-Pay Test. In addition, any reduction in benefits during the 7-Pay period will affect the application of this test. Protective Life will monitor the Policies and will attempt to notify Owners on a timely basis if a Policy is in jeopardy of becoming a MEC. The Policy Owner may then request that Protective Life take whatever steps are available to avoid treating the Policy as a MEC, if that is desired.

        TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the Policy is a MEC, withdrawals from the Policy will be treated first as withdrawals of income and then as a recovery of premiums paid. Thus, withdrawals will be includible in income to the extent the Policy Value exceeds the investment in the contract. The amount of any Policy Debt will be treated as a withdrawal for tax purposes. In addition, the discussion of interest on loans and of lapses while loans are outstanding under the caption "Policies Which Are Not MECs" also applies to Policies which are MECs.

        If the Owner assigns or pledges any portion of the Policy Value (or agrees to assign or pledge any portion), such portion will be treated as a withdrawal for tax purposes. The Owner's investment in the contract is increased by the amount includible in income with respect to any assignment, pledge, or loan, though it is not affected by any other aspect of the assignment, pledge, or loan (including its release or repayment). Before assigning, pledging, or requesting a loan under a Policy treated as a MEC, an Owner should consult a qualified tax advisor.

        PENALTY TAX. Generally, proceeds of a surrender or a withdrawal (or the amount of any deemed withdrawal) from a MEC are subject to a penalty tax equal to 10% of the portion of the proceeds that is includible in income, unless the surrender or withdrawal is made (1) after the Owner attains age 59 1/2, (2) because the Owner has become disabled (as defined in the tax law), or (3) as substantially equal periodic payments over the life or life expectancy of the Owner (or the joint lives or life expectancies of the Owner and his or her beneficiary, as defined in the tax law).

        AGGREGATION OF POLICIES. All life insurance contracts which are treated as MECs and which are purchased by the same person from Protective Life or any of its affiliates within the same calendar year will be aggregated and treated as one contract for purposes of determining the tax on withdrawals (including deemed withdrawals). The effects of such aggregation are not clear; however, it could affect the amount of a withdrawal (or a deemed withdrawal) that is taxable and the amount which might be subject to the 10% penalty tax described above.

    ACTIONS TO ENSURE COMPLIANCE WITH THE TAX LAW. Protective Life believes that the maximum amount of premiums it has determined for the Policies will comply with the federal tax definition of life insurance. Protective Life will monitor the amount of premiums paid, and, if the premiums paid exceed those permitted by the tax definition of life insurance, Protective Life will immediately refund the excess premiums. Protective Life also reserves the right to increase the Death Benefit (which may result in larger charges under a Policy) or to take any other action deemed necessary to ensure the compliance of the Policy with the federal tax definition of life insurance.

    OTHER CONSIDERATIONS. Changing the Owner, exchanging the Policy, changing from one Death Benefit Option to another, and other changes under the Policy may have tax consequences (other than those discussed herein) depending on the circumstances of such change or withdrawal. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary.

FEDERAL INCOME TAX WITHHOLDING

    Protective Life will withhold and remit to the federal government a part of the taxable portion of a surrender and withdrawal made under a Policy unless the Owner notifies Protective Life in writing at or before the time of the surrender or withdrawal that he or she elects not to have any amounts withheld. Regardless of whether the Owner requests that no taxes be withheld or whether Protective

Life withholds a sufficient amount of taxes, the Owner will be responsible for the payment of any taxes including any penalty tax that may be due on the amounts received. The Owner may also be required to pay penalties under the estimated tax rules, if the Owner's withholding and estimated tax payments are insufficient to satisfy the Owner's total tax liability.

            OTHER INFORMATION ABOUT THE POLICIES AND PROTECTIVE LIFE

SALE OF THE POLICIES

    Investment Distributors, Inc. ("IDI"), a wholly-owned subsidiary of Protective Life Corporation, acts as a principal underwriter of the Policies. IDI also acts as principal underwriter of variable annuity contracts issued through Protective Variable Annuity Separate Account. IDI is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. There is no premium expense charge to cover sales and distribution expenses. To the extent that sales and distribution expenses are paid, if at all, Protective will pay them from its other assets or surplus in its General Account, which include amounts derived from mortality and expense risk charges and other charges of the Policy. The Policies are sold by certain registered representatives of broker-dealers (including ProEquities, Inc., ("PES") an affiliate of Protective Life and IDI) that have entered into selling agreements with IDI, who are also appointed and licensed as insurance agents of Protective Life. PES or the other broker-dealer may receive compensation in an amount no greater than 10% of the target first
year premium paid plus the first year cost of any riders, and     % of excess
first year premium. In years thereafter, PES or the other broker-dealer may receive asset based compensation at an annualized rate of .25% per policy year of the unloaned Policy Value. PES or the other broker-dealer may pass a portion of this compensation on to the Registered Representative or the manager of the registered representative.

    [Upon any subsequent increase in Face Amount or any subsequent increase in riders, marketing allowances will also be paid based on the amount of the increase in Face Amount or increase in rider.] [Other allowances and overrides, and non-cash compensation, also may be paid. Registered representatives who meet certain productivity and profitability standards may be eligible for additional compensation.]

PROTECTIVE LIFE DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth the name, age, address and principal occupations during the past five years of each of Protective Life's directors and executive officers. The address for each of these individuals is c/o Protective Life Insurance Company 2801 Highway 280 South, Birmingham, Alabama 35223.

        NAME          AGE                      POSITION WITH PROTECTIVE LIFE
--------------------  ---   -------------------------------------------------------------------
Drayton Nabers, Jr.   58    Chairman of the Board and Director
John D. Johns         47    President and Director
R. Stephen Briggs     49    Executive Vice President and Director
Jim E. Massengale     56    Executive Vice President, Acquisitions and Director
A.S. Williams III     62    Executive Vice President, Investments, Treasurer and Director
Danny L. Bentley      40    Senior Vice President, Dental and Consumer Benefits and Director
Richard J. Bielen     38    Senior Vice President, Investments and Director
Carolyn King          48    Senior Vice President, Investment Products and Director
Deborah J. Long       45    Senior Vice President, General Counsel, Secretary and Director
Steven A. Schultz     45    Senior Vice President, Financial Institutions and Director
Wayne E. Stuenkel     45    Senior Vice President and Chief Actuary and Director
Judy Wilson           40    Senior Vice President, Guaranteed Investment Contracts
Jerry W. DeFoor       46    Vice President and Controller, and Chief Accounting Officer

    Mr. Nabers has been Chairman of the Board and a Director of Protective Life since August 1996. Mr. Nabers has been Chairman of the Board and Chief Executive Officer of PLC and a Director since August 1996. From May 1994 to August 1996, Mr. Nabers was Chairman of the Board, President and Chief Executive Officer and a Director of PLC. From May 1992 to May 1994, he was President and Chief Executive Officer and a Director of PLC. Mr. Nabers has served in various capacities with PLC and its subsidiaries since 1979. He is also a director of Energen Corporation, National Bank of Commerce of Birmingham, and Alabama National Bancorporation.

    Mr. Johns has been President of Protective Life and President and Chief Operating Officer of PLC since August 1996. He was Executive Vice President and Chief Financial Officer of Protective Life and PLC from October 1993 to August 1996. From August 1988 to October 1993, he served as Vice President and General Counsel of Sonat Inc. He is a director of National Bank of Commerce of Birmingham and Alabama National Bancorporation.

    Mr. Briggs has been Executive Vice President of Protective Life and PLC since October 1993. From January 1993 to October 1993 he was Senior Vice President, Life Insurance and Investment Products of Protective Life and PLC. Mr. Briggs had been Senior Vice President, Ordinary Marketing of Protective Life since April 1986 and PLC since August 1988. Mr. Briggs has been associated with PLC and its subsidiaries since 1977.

    Mr. Massengale has been Executive Vice President, Acquisitions of Protective Life and PLC since August 1996. From May 1992 to August 1996 he served as Senior Vice President of Protective Life and PLC. Mr. Massengale has been employed by PLC and its subsidaries since 1983.

    Mr. Williams has been Executive Vice President, Investments and Treasurer of Protective Life and PLC since August 1996. From July 1981 to August 1996 he was Senior Vice President, Investments and Treasurer of Protective Life and PLC. Mr. Williams has been employed by the PLC and its subsidiaries since 1964.

    Mr. Danny L. Bentley has been Senior Vice President, Dental and Consumer Benefits of Protective Life and PLC since August 1996. From May 1989 to August 1996, he was Vice President, Group Marketing of Protective Life. Mr. Bentley has been employed by PLC and its subsidiaries since 1980.

    Mr. Bielen has been Senior Vice President, Investments of Protective Life and PLC since August 1996. From August 1991 to August 1996, he was Vice President, Investments of Protective Life.

    Ms. King has been Senior Vice President, Investment Products Division of Protective Life and PLC since April 1995. From August 1994 to March 1995, she served as Senior Vice President and Chief Investment Officer of Provident Life and Accident Insurance Company and of its parent company, Provident Life and Accident Insurance Company of America. She served as President of Provident National Assurance Company from November 1987 to March 1995. From November 1986 to August 1994, she served as Vice President of Provident Life and Accident Insurance Company of America.

    Ms. Long has been Senior Vice President, Secretary and General Counsel of Protective Life since September 1996 and of PLC since November 1996. Ms. Long was Senior Vice President and General Counsel of Protective Life from February 1994 to September 1996 and of PLC from February 1994 to November 1996. From August 1993 to January 1994, Ms. Long served as General Counsel of PLC and from February 1984 to January 1994 she practiced law with the law firm of Maynard, Cooper & Gale, P.C.

    Mr. Schultz has been Senior Vice President, Financial Institutions of Protective Life and PLC since March 1993. Mr. Schultz served as Vice President, Financial Institutions of Protective Life from February 1989 to March 1993 and of PLC from February 1993 to March 1993. Mr. Schultz has been employed by PLC and its subsidiaries since 1989.

    Mr. Stuenkel has been Senior Vice President and Chief Actuary of Protective Life and PLC since March 1987. Mr. Stuenkel is a Fellow in the Society of Actuaries and has been employed by PLC and its subsidiaries since 1978.

    Ms. Wilson has been Senior Vice President, Guaranteed Investment Contracts of Protective Life and PLC since January 1995. From July 1991 to December 31, 1994, she served as Vice President, Guaranteed Investment Contracts of Protective Life.

    Mr. DeFoor has been Vice President and Controller, and Chief Accounting Officer of Protective Life and PLC since April 1989, Mr. DeFoor is a certified public accountant and has been employed by PLC and its subsidiaries since August 1982.

STATE REGULATION

    Protective Life is subject to regulation by the Department of Insurance of the State of Tennessee, which periodically examines the financial condition and operations of Protective Life. Protective Life is also subject to the insurance laws and regulations of all jurisdictions where it does business. The Policy described in this prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

    Protective Life is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.

ADDITIONAL INFORMATION

    A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

PREPARATION FOR YEAR 2000 (TO BE UPDATED)

    Older computer hardware and software often denote the year using two digits rather than four; for example, the year 1997 often is denoted by such hardware and software as "97." It is probable that such hardware and software will malfunction when calculations involving the year 2000 are attempted because the hardware and/or software will interpret "00" as representing the year 1900 rather than the year 2000. This "Year 2000" issue potentially affects all individuals and companies (including Protective, its customers, business partners, suppliers, banks, custodians and administrators) who rely on computers or devices containing computer chips.

    Protective has developed and is implementing a Year 2000 transition plan intended to identify and modify or replace primary hardware and/or software systems on which it relies that have a Year 2000 issue. Protective is also developing and implementing a plan to identify and modify or replace secondary hardware and/or software systems on which it relies that have a Year 2000 issue. Substantial resources are being devoted to this effort; however the costs to develop and implement these plans are not expected to be material. Protective is also confirming that its service providers are implementing plans to identify and modify or replace their systems that have a Year 2000 issue.

    Protective currently anticipates that its systems will be able to process transactions dated beyond 1999 on or before December 31, 1999. There can be no assurance, however, that Protective's efforts will be successful, that interaction with other service providers with Year 2000 issues will not impair Protective's operations, or that the Year 2000 issue will not otherwise adversely affect Protective.

INDEPENDENT PUBLIC ACCOUNTANTS

    The audited statement of assets and liabilites of the Protective Variable Life Separate Account (comprised of seventeen Sub-Accounts) as of December 31, 1996, December 31, 1997 and December 31, 1998 and the related statements of operations and changes in net assets for the period from June 19, 1996 (date of inception) through December 31, 1996 and for the years ended December 31, 1997 and December 31, 1998 and included in this Prospectus, have been included herein in reliance on the report of Coopers and Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The consolidated balance sheets of Protective Life as of December 31, 1998, 1997 and 1996 and the consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1998 and the related financial statement schedules included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

EXPERTS

    Actuarial matters included in this prospectus have been examined by Stephen Peeples whose opinion is filed as an exhibit to the registration statement.

LEGAL MATTERS

    Sutherland, Asbill & Brennan, L.L.P. of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

FINANCIAL STATEMENTS

    The audited statement of assets and liabilities of the Protective Variable Life Separate Account (comprised of seventeen Sub-Accounts) as of December 31, 1996, December 31, 1997 and December 31, 1998 and the related statements of operations and changes in net assets for the period from June 19, 1996 (date of inception) through December 31, 1996 and for the years ended December 31, 1997 and December 31, 1998 as well as the Report of Independent Accountants are contained herein.

    The audited consolidated balance sheets for Protective Life as of December 31, 1998, 1997 and 1996 and the related consolidated statements of income, stockholder's equity, and cash flows for the years ended December 31, 1998, 1997 and 1996 as well as the Report of Independent Accountants are contained herein.

                         INDEX TO FINANCIAL STATEMENTS

             (FINANCIALS WILL BE FILED BY PRE-EFFECTIVE AMENDMENT.)

              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION

               PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                 (IN THOUSANDS)

------------------------------------------------------------------------------------------------------------------------------
         COL. A             COL. B        COL. C     COL. D       COL. E        COL. F      COL. G                    COL. H
------------------------------------------------------------------------------------------------------------------------------
                                                                 GIC AND
                                                                 ANNUITY
                           DEFERRED       FUTURE               DEPOSITS AND    PREMIUMS                 REALIZED     BENEFITS
                            POLICY        POLICY                  OTHER           AND        NET       INVESTMENT      AND
                          ACQUISITION    BENEFITS   UNEARNED  POLICYHOLDERS'    POLICY    INVESTMENT     GAINS      SETTLEMENT
        SEGMENT              COSTS      AND COSTS   PREMIUMS      FUNDS          FEES     INCOME (1)    (LOSSES)     EXPENSES
------------------------  -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------
Year Ended December 31,
  1997:
Life Insurance
  Acquisitions..........   $138,052     $1,025,340  $ 1,437     $  311,150     $102,635    $110,155     $     0      $116,506
  Individual Life.......    252,321        920,924      356         16,334      127,480      54,593           0       114,678
  West Coast............    108,126        739,463        0         95,495       14,122      30,194           0        28,304
Specialty Insurance
  Products
  Dental and Consumer
    Benefits............     22,459        120,925    2,536         80,654      151,110      23,810           0       110,148
  Financial
    Institutions........     52,836        159,422  391,085          6,791       72,263      16,341           0        27,643
Retirement Savings and
  Investment Products
  Guaranteed Investment
    Contracts...........      1,785        180,690        0      2,684,676            0     211,915      (3,180)      179,235
  Investment Products...     56,074        177,150        0      1,184,268       12,367     105,196         589        82,019
Corporate and Other.....        952            380    1,282            185          229       5,284           0           339
Unallocated Realized
  Investment Gains
  (Losses)..............          0              0        0              0            0           0       4,415             0
                          -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------
    TOTAL...............   $632,605     $3,324,294  $396,696    $4,379,553     $480,206    $557,488     $ 1,824      $658,872
                          -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------
                          -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------
Year Ended December 31,
  1996:
Life Insurance
  Acquisitions..........   $156,172     $1,117,159  $ 1,087     $  251,450     $106,543    $106,015     $     0      $118,181
  Individual Life.......    220,232        793,370      685         15,577      116,710      48,442       3,098        96,404
Specialty Insurance
  Products
  Dental and Consumer
    Benefits............     27,944        119,010    2,572         83,632      156,530      16,249           0       125,797
  Financial
    Institutions........     32,040        119,242  253,154          1,880       73,422      13,898           0        42,781
Retirement Savings and
  Investment Products
  Guaranteed Investment
    Contracts...........      1,164        149,755        0      2,474,728            0     214,369      (7,963)      169,927
  Investment Products...     50,637        149,743        0      1,120,557        8,189      98,719       3,858        73,093
Corporate and Other.....         12            170       55            192          656       1,089           0           710
Unallocated Realized
  Investment Gains
  (Losses)..............          0              0        0              0            0           0       6,517             0
                          -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------
    TOTAL...............   $488,201     $2,448,449  $257,553    $3,948,016     $462,050    $498,781     $ 5,510      $626,893
                          -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------
                          -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------
Year Ended December 31,
  1995:
Life Insurance
  Acquisitions..........   $123,889     $  851,994  $   590     $  250,550     $ 98,501    $ 95,018     $     0      $100,016
  Individual Life.......    186,496        672,569      336         14,709       99,018      40,237           0        80,067
Specialty Insurance
  Products
  Dental and Consumer
    Benefits............     24,974        123,279    2,806         85,925      142,483      14,329           0       109,447
  Financial
    Institutions........     36,283         84,162  189,973          1,495       65,669       9,276           0        24,020
Retirement Savings and
  Investment Products
  Guaranteed Investment
    Contracts...........        993         68,704        0      2,451,693            0     203,376      (3,908)      165,963
  Investment Products...     37,534        127,104        0      1,061,507        4,566      95,661       4,938        72,111
Corporate and Other.....         14            342       62            263        1,445         536           0         1,476
Unallocated Realized
  Investment Gains
  (Losses)..............          0              0        0              0            0           0         921             0
                          -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------
    TOTAL...............   $410,183     $1,928,154  $193,767    $3,866,142     $411,682    $458,433     $ 1,951      $553,100
                          -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------
                          -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------

------------------------
         COL. A              COL. I         COL. J
------------------------

                          AMORTIZATION
                          OF DEFERRED
                             POLICY         OTHER
                          ACQUISITION     OPERATING
        SEGMENT              COSTS       EXPENSES (1)
------------------------  ------------   ------------
Year Ended December 31,
  1997:
Life Insurance
  Acquisitions..........    $16,606        $ 23,016
  Individual Life.......     27,354          18,178
  West Coast............        961           6,849
Specialty Insurance
  Products
  Dental and Consumer
    Benefits............     15,711          38,572
  Financial
    Institutions........     30,812          20,165
Retirement Savings and
  Investment Products
  Guaranteed Investment
    Contracts...........        618           3,945
  Investment Products...     15,110          12,312
Corporate and Other.....          3           6,833
Unallocated Realized
  Investment Gains
  (Losses)..............          0               0
                          ------------   ------------
    TOTAL...............    $107,175       $129,870
                          ------------   ------------
                          ------------   ------------
Year Ended December 31,
  1996:
Life Insurance
  Acquisitions..........    $17,162        $ 24,292
  Individual Life.......     28,393          28,611
Specialty Insurance
  Products
  Dental and Consumer
    Benefits............      5,326          43,027
  Financial
    Institutions........     24,900          10,673
Retirement Savings and
  Investment Products
  Guaranteed Investment
    Contracts...........        509           3,840
  Investment Products...     14,710          13,197
Corporate and Other.....          1           4,508
Unallocated Realized
  Investment Gains
  (Losses)..............          0               0
                          ------------   ------------
    TOTAL...............    $91,001        $128,148
                          ------------   ------------
                          ------------   ------------
Year Ended December 31,
  1995:
Life Insurance
  Acquisitions..........    $20,601        $ 22,551
  Individual Life.......     20,403          22,748
Specialty Insurance
  Products
  Dental and Consumer
    Benefits............      3,052          37,657
  Financial
    Institutions........     26,809          14,229
Retirement Savings and
  Investment Products
  Guaranteed Investment
    Contracts...........        386           4,140
  Investment Products...     11,446          10,494
Corporate and Other.....          3           8,069
Unallocated Realized
  Investment Gains
  (Losses)..............          0               0
                          ------------   ------------
    TOTAL...............    $82,700        $119,888
                          ------------   ------------
                          ------------   ------------

------------------------

(1) Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.

                           SCHEDULE IV -- REINSURANCE

               PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

---------------------------------------------------------------------------------------------------------
                 COL. A                     COL. B       COL. C       COL. D       COL. E       COL. F
---------------------------------------------------------------------------------------------------------
                                                                                              PERCENTAGE
                                                        CEDED TO      ASSUMED                  OF AMOUNT
                                             GROSS        OTHER     FROM OTHER       NET        ASSUMED
                                            AMOUNT      COMPANIES    COMPANIES     AMOUNT       TO NET
                                          -----------  -----------  -----------  -----------  -----------
Year Ended December 31, 1997:
  Life insurance in force...............  $78,240,282  $34,139,554  $11,013,202  $55,113,930      20.0%
                                          -----------  -----------  -----------  -----------     -----
                                          -----------  -----------  -----------  -----------     -----
Premiums and policy fees:
  Life insurance........................  $   387,108  $   147,184  $    74,738  $   314,662      23.8%
  Accident and health insurance.........      336,575      187,715       10,656      159,546       6.7%
  Property and liability insurance......        6,139          176           35        5,998       0.6%
                                          -----------  -----------  -----------  -----------
  TOTAL.................................  $   729,822  $   335,075  $    85,459  $   480,206
                                          -----------  -----------  -----------  -----------
                                          -----------  -----------  -----------  -----------
Year Ended December 31, 1996:
  Life insurance in force...............  $53,052,020  $18,840,221  $16,275,386  $50,487,185      32.2%
                                          -----------  -----------  -----------  -----------     -----
                                          -----------  -----------  -----------  -----------     -----
Premiums and policy fees:
  Life insurance........................  $   272,331  $   113,487  $   129,717  $   288,561      45.0%
  Accident and health insurance.........      338,709      194,687       29,467      173,489      17.0%
                                          -----------  -----------  -----------  -----------
  TOTAL.................................  $   611,040  $   308,174  $   159,184  $   462,050
                                          -----------  -----------  -----------  -----------
                                          -----------  -----------  -----------  -----------
Year Ended December 31, 1995:
  Life insurance in force...............  $50,346,719  $17,524,366  $11,537,144  $44,359,497      26.0%
                                          -----------  -----------  -----------  -----------     -----
                                          -----------  -----------  -----------  -----------     -----
Premiums and policy fees:
  Life insurance........................  $   308,422  $   116,091  $    66,565  $   258,896      25.7%
  Accident and health insurance.........      356,285      217,082       13,583      152,786       8.9%
                                          -----------  -----------  -----------  -----------
  TOTAL.................................  $   664,707  $   333,173  $    80,148  $   411,682
                                          -----------  -----------  -----------  -----------
                                          -----------  -----------  -----------  -----------

                             APPENDIX A (S. PEOPLE)

          EXAMPLES OF DEATH BENEFIT COMPUTATIONS UNDER OPTIONS 1 AND 2

    OPTION 1 EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option 1, a Policy with a $250,000 Face Amount will generally pay $250,000 in Death Benefits. However, because the Death Benefit must be equal to or be greater than 250% of the Policy Value, any time that the Policy Value exceeds $100,000, the Death Benefit will exceed the $250,000 Face Amount. Each additional dollar added to Policy Value above $100,000 will increase the Death Benefit by $2.50. A Policy with a $250,000 Face Amount and a Policy Value of $125,000 will provide Death Benefit of $312,500 ($125,000 x 250%); a Policy Value of $150,000 will provide a Death Benefit of $375,000 ($150,000 x 250%); a Policy Value of $175,000 will provide a Death Benefit of $437,500 ($175,000 x 250%).

    Similarly, so long as Policy Value exceeds $100,000, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $112,500 to $100,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $281,250 to $250,000. If at any time, however, the Policy Value multiplied by the Face Amount percentage is less than the Face Amount, the Death Benefit will equal the current Face Amount of the Policy.

    The Face Amount percentage becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than between 0 and 40), the specified amount factor would be 185%. The Death Benefit would not exceed the $250,000 Face Amount unless the Policy Value exceeded approximately $135,138 (rather than $100,000), and each dollar then added to or taken from the Policy Value would change the life insurance proceeds by $1.85 (rather than $2.50).

    OPTION 2 EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option 2, a Policy with a Face Amount of $250,000 will generally provide a Death Benefit of $250,000 plus Policy Value. Thus, for example, a Policy with a Policy Value of $25,000 will have a Death Benefit of $275,000 ($250,000 + $25,000); a Policy Value of $50,000 will provide a Death Benefit of $300,000 ($250,000 + $50,000). The Death Benefit, however, must be at least 250% of the Policy Value. As a result, if the Policy Value exceeds $166,665, the Death Benefit will be greater than the Face Amount plus Policy Value. Each additional dollar of Policy Value above $166,665 will increase the Death Benefit by $2.50. A Policy with a Face Amount of $250,000 and a Policy Value of $175,000 will provide a Death Benefit of $437,500 ($175,000 x 250%); a Policy Value of $200,000 will provide a Death Benefit of $500,000 ($200,000 x 250%).

    Similarly, any time Policy Value exceeds $166,665, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $200,000 to $187,500 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $500,000 to $468,750. If at any time, however, Policy Value multiplied by the Face Amount percentage is less than the Face Amount plus the Policy Value, then the Death Benefit will be the current Face Amount plus Policy Value of the Policy.

    The Face Amount percentage becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than under 40), the Face Amount factor would be 185%. The amount of the Death Benefit would be the sum of the Policy Value plus $250,000 unless the Policy Value exceeded $294,118 (rather than $166,665), and each dollar then added to or taken from the Policy Value would change the Death Benefit by $1.85 (rather than $2.50).

                        TABLE OF FACE AMOUNT PERCENTAGES

ATTAINED                                                                         ATTAINED
   AGE     PERCENTAGE   ATTAINED AGE   PERCENTAGE   ATTAINED AGE   PERCENTAGE       AGE      PERCENTAGE
--------------------------------------------------------------------------------------------------------
  0-40           250%            50          185%            60          130%       70             115%
   41            243%            51          178%            61          128%       71             113%
   42            236%            52          171%            62          126%       72             111%
   43            229%            53          164%            63          124%       73             109%
   44            222%            54          157%            64          122%       74             107%
   45            215%            55          150%            65          120%      75-90           105%
   46            209%            56          146%            66          119%       91             104%
   47            203%            57          142%            67          118%       92             103%
   48            197%            58          138%            68          117%       93             102%
   49            191%            59          134%            69          116%       94             101%
                                                                                    95+            100%

                          PART II -- OTHER INFORMATION
                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

    Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

    In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS PURSUANT TO RULE Section 26(e) of the Investment Company Act of
                                      1940

    Protective Life hereby represents that the fees and charges deducted under the variable life insurance policies described herein are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by it under such policies.

                       CONTENTS OF REGISTRATION STATEMENT

    This registration statement consists of the following papers and documents:

    The facing sheet.

    A reconciliation and tie of the information shown in the prospectus with the items of Form N-8B-2.

    The prospectus consisting of 55 pages.

    The undertaking to file reports.

    The Rule 484 undertaking.

    Representations pursuant to Section 26(e) of the Investment Company Act of 1940.

    The signatures.

    Written consents of the following persons:

       Nancy Kane, Esq.

       Stephen Peeples, F.S.A., M.A.A.A.

       Sutherland, Asbill & Brennan, L.L.P.

       PricewaterhouseCoopers, L.L.P.

    The following exhibits:

1.A.   (1)    Certified resolutions of the board of directors of Protective Life Insurance Company establishing
              Protective Variable Life Separate Account.*
       (2)    None.
       (3)(a) Form of Underwriting Agreement among Protective Life Insurance Company, Investment Distributors,
              Inc. and Protective Variable Life Separate Account.**
       (a)(1) Amendment I to the Underwriting Agreement.+++
       (b)    Form of Distribution Agreement between Investment Distributors, Inc. and selling broker-dealers.**
       (4)    None.

------------------------

     *Incorporated herein by reference to the initial filing of the Form S-6
      Registration Statement, (File No. 33-61599) as filed with the Commission on August 4, 1995.

    **Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement, (File No. 33-61599) as filed with the Commission on December 22, 1995.

   ***Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 33-70984) as filed with the Commission on April 30, 1997.

  ****Incorporated herein by reference to the initial filing of the Form S-6
      Registration Statement (File No. 333-52215) as filed with the Commission on May 8, 1998.

 *****Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement (File No. 33-61599) as filed with the Commission on April 30, 1998.

     +Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement (File No. 333-45963) as filed with the Commission on June 19, 1998.

    ++Incorporated herein by reference to Pre-Effective Amendment Number 1 to the Form N-4 Registration Statement (File No. 333-60149) filed with Commission on October 26, 1998.

   +++Incorporated herein by reference to Pre-Effective Amendment Number 1 to the Form S-6 Registration Statement (File No. 333-45963) as filed with the Commission on June 3, 1998.

  ++++To be filed by amendment.

       (5)(a) Form of Contract.++++
       (b)    Children's term life rider.*
       (c)    Accidental death benefit rider.*
       (d)    Disability benefit rider.*
       (e)    Guaranteed insurability rider.*
       (f)    Protected insurability benefit rider.*
       (g)    Term Rider for Covered Insured.****
       (6)(a) Charter of Protective Life Insurance Company.*
       (b)    By-Laws of Protective Life Insurance Company.*
       (7)    None
       (8)    None
       (9)(a) Participation/Distribution Agreement.**
       (a)(1) Amendment 1 to the Participation Agreement.+++
       (b)    Participation Agreement (Oppenheimer Variable Account Funds).***
       (c)    Participation Agreement (MFS Variable Insurance Trust).***
       (d)    Participation Agreement (Acacia Capital Corporation).***
       (e)    Participation Agreement (Van Eck Worldwide Insurance Trust).++
       (10)   Contract Application.****
 2.           Opinion and consent of Nancy Kane, Esq.++++
 3.           Not applicable.
 4.           Not applicable.
 5.           See Exhibit 27.
 6.           Notice of Withdrawal Right. (Not Applicable)
 7.           Opinion and consent of Stephen Peeples, F.S.A., M.A.A.A.
 8.           Consent of Sutherland, Asbill & Brennan, L.L.P.++++
 9.           Consent of PricewaterhouseCoopers, L.L.P.++++
10.           Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) describing issue, transfer and redemption procedures.++++
24.           Power of Attorney.
27.           Financial Data Schedules.*****+

------------------------

     *Incorporated herein by reference to the initial filing of the Form S-6
      Registration Statement, (File No. 33-61599) as filed with the Commission on August 4, 1995.

    **Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement, (File No. 33-61599) as filed with the Commission on December 22, 1995.

   ***Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 33-70984) as filed with the Commission on April 30, 1997.

  ****Incorporated herein by reference to the initial filing of the Form S-6
      Registration Statement (File No. 333-52215) as filed with the Commission on May 8, 1998.

 *****Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement (File No. 33-61599) as filed with the Commission on April 30, 1998.

     +Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement (File No. 333-45963) as filed with the Commission on June 19, 1998.

    ++Incorporated herein by reference to Pre-Effective Amendment Number 1 to the Form N-4 Registration Statement (File No. 333-60149) as filed with the Commission on October 26, 1998.

   +++Incorporated herein by reference to Pre-Effective Amendment Number 1 to the Form S-6 Registration Statement (File No. 333-45963) as filed with the Commission on June 3, 1998.

  ++++To be filed by amendment.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form S-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on February 22, 1999.

                                    PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                                                   (Registrant)

                                  By:              /s/ JOHN D. JOHNS

                                     -------------------------------------------

                                              John D. Johns, President
                                          PROTECTIVE LIFE INSURANCE COMPANY

                                        PROTECTIVE LIFE INSURANCE COMPANY
                                                   (Depositor)

                                  By:              /s/ JOHN D. JOHNS

                                     -------------------------------------------

                                              John D. Johns, President
                                          PROTECTIVE LIFE INSURANCE COMPANY

    As required by the Securities Act of 1933, Registration Statement on Form S-6 has been signed by the following persons in the capacities and on the dates indicated.

                        SIGNATURE                                                  TITLE                                  DATE
------------------------------------------------------------------------------------------------------------------  ----------------
                            *
       -------------------------------------------       Chairman of the Board and Director (Principal Executive      February 22,
                   Drayton Nabers, Jr.                    Officer)                                                        1999

                    /s/ JOHN D. JOHNS
       -------------------------------------------       President and Director (Principal Financial Officer)         February 22,
                      John D. Johns                                                                                       1999

                   /S/ JERRY W. DEFOOR
       -------------------------------------------       Vice President, Controller and Chief Accounting Officer      February 22,
                     Jerry W. DeFoor                      (Principal Accounting Officer)                                  1999

                            *
       -------------------------------------------                               Director                             February 22,
                    R. Stephen Briggs                                                                                     1999

                            *
       -------------------------------------------                               Director                             February 22,
                    Jim E. Massengale                                                                                     1999

                            *
       -------------------------------------------                               Director                             February 22,
                    A.S. Williams III                                                                                     1999

                        SIGNATURE                                                  TITLE                                  DATE
------------------------------------------------------------------------------------------------------------------  ----------------
                            *
       -------------------------------------------                               Director                             February 22,
                    Danny L. Bentley                                                                                      1999

                            *
       -------------------------------------------                               Director                             February 22,
                    Richard J. Bielen                                                                                     1999

                            *
       -------------------------------------------                               Director                             February 22,
                      Carolyn King                                                                                        1999

                            *
       -------------------------------------------                               Director                             February 22,
                     Deborah J. Long                                                                                      1999

                            *
       -------------------------------------------                               Director                             February 22,
                    Steven A. Schultz                                                                                     1999

                            *
       -------------------------------------------                               Director                             February 22,
                    Wayne E. Stuenkel                                                                                     1999

*By:          /s/ NANCY KANE
                   --------------------------------------
                       Nancy Kane
                                                                                                                      February 22,
                    Attorney-in-Fact                                                                                      1999

                                 EXHIBIT INDEX

 7.  Opinion and consent of Stephen Peeples, F.S.A., M.A.A.A.
24.  Power of Attorney